Exhibit 4.14

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN

THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE

SECURITIES AND EXCHANGE COMMISSION PURSUANT TO

RULE 24B-2 OF THE SECURITIES EXCHANGE

ACT OF 1934, AS AMENDED

CO-DEVELOPMENT AND LICENSE AGREEMENT

This Co-Development and License Agreement (the “Agreement”) is made and entered into effective as of December 19, 2005 (the “Effective Date”) by and between GPC Biotech AG, a German corporation, having its place of business at Fraunhoferstrasse 20, 82152 Martinsried/Munich, Germany (“GPC Biotech”); and Pharmion GmbH, a Swiss limited liability company and wholly-owned subsidiary of Pharmion Corporation, a Delaware corporation, having a place of business at Aeschenvorstadt 71, 4051 Basel, Switzerland (“Licensee”). GPC Biotech and Licensee are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, GPC Biotech has rights with respect to the platinum complex known as “Satraplatin” and has commenced a Phase III registrational trial for the use of the same for the second-line treatment of hormone-refractory prostate cancer;

WHEREAS, Licensee and its Affiliates have specialized experience in, among other things, the development and commercialization of pharmaceutical compounds for the treatment of cancer in the Licensee Territory (as defined below); and

WHEREAS, GPC Biotech desires to grant a license to Licensee, and Licensee desires to obtain a license, to Develop and Commercialize (each as defined below) the above-mentioned pharmaceutical compound in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises and covenants of the Parties contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1 “Additional Indication(s)” shall mean each indication, other than the Initial Indication.

1.2 “Adverse Event Experience” shall have the meaning set forth in Section 9.2.

1.3 “Affiliate” shall mean, with respect to a Party, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Party. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” shall mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (b) the ownership, directly or indirectly, of at least fifty percent (50%) of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).

1.4 “Agreement” shall have the meaning set forth in the preamble to this Agreement.

1.5 “Alliance Manager” shall have the meaning set forth in Section 4.4.7.

1.6 “ANDA Act” shall have the meaning set forth in Section 8.3.2.

1.7 “ANZ Territory” shall mean the Commonwealth of Australia and New Zealand.

1.8 “Applicable Law” shall mean applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of the Regulatory Authorities, that may be in effect from time to time.

1.9 “Arbitration Matter” shall have the meaning set forth in Section 15.7.4.

1.10 “Arbitration Rules” shall have the meaning set forth in Section 15.7.4.

1.11 “Arbitrator” shall have the meaning set forth in Section 7.12.

1.12 “Breaching Party” shall have the meaning set forth in Section 14.2.

1.13 “Business Day” shall mean a day other than a Saturday or Sunday on which banking institutions in Munich, Germany are open for business.

1.14 “Calendar Quarter” shall mean each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1.

1.15 “Calendar Year” shall mean each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31.

1.16 “Change of Control” means, with respect to Licensee, its ultimate parent corporation or any successor to the foregoing, (a) a merger, consolidation, share exchange or other similar transaction involving such party and any Third Party which results in the holders of the outstanding voting securities of such party immediately prior to such merger, consolidation, share exchange or other similar transaction ceasing to hold more than fifty percent (50%) of the combined voting power of the surviving, purchasing or continuing entity immediately after such merger, consolidation, share exchange or other similar transaction, (b) any transaction or series of related transactions in which any “person”, as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with any of such person’s “affiliates” or “associates”, as such terms are used in the Exchange Act, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of such party, or (c) the sale or other transfer to a Third Party of all or substantially all of such party’s assets which relate to this Agreement.

1.17 “Clinical Data” shall mean all information with respect to the Licensed Product and the Licensed Compound, made, collected or otherwise generated in the performance of or in connection with Clinical Studies or Post Approval Studies for the Licensed Product, including any data, reports and results with respect thereto.

1.18 “Clinical Studies” shall mean Phase I, Phase II, Phase III and such other tests and studies in patients that are required by Applicable Law, or otherwise recommended by the Regulatory Authorities, to obtain or maintain Regulatory Approvals, but excluding Post Approval Studies.

1.19 “Collaboration Costs” shall mean the FTE Costs (charged in accordance with Sections 6.1.2, 6.1.3, 6.1.4 and 6.1.6) incurred, and the direct out-of-pocket costs recorded as an expense in accordance with GAAP, by or on behalf of: a Party or any of its Affiliates on or after October 1, 2005 or during the term of and pursuant to this Agreement, in connection with (i) tasks that are specifically identified in or reasonably allocable to the Development Plan and Budget or (ii) Joint Commercialization Activities specifically identified in the applicable Commercialization Plan and Budget. Except in the case of Collaboration Costs incurred in accordance with Section 1.19.5, Collaboration Costs incurred on or after the Effective Date with respect to Development activities or Joint Commercialization Activities shall be included in “Collaboration Costs” for the Licensed Product only to the extent less than or equal to the amounts set forth in the applicable Development Budget or Commercialization Budget for such activities (subject to permitted overruns pursuant to Sections 2.3.2 and 3.10.2). Subject to the foregoing, Collaboration Costs shall include such costs incurred in connection with the following activities:

1.19.1 pre-clinical and non-clinical activities such as toxicology and formulation development, test method development, stability testing, quality assurance, quality control development and statistical analysis;

1.19.2 Clinical Studies and Post Approval Studies for the Licensed Product, including (a) the preparation for and conduct of clinical trials; (b) data collection and analysis and report writing; (c) clinical laboratory work; and (d) regulatory activities in connection with such studies, including adverse event recordation and reporting;

1.19.3 the preparation of a regulatory dossier reasonably necessary to obtain Initial Regulatory Approval for the Licensed Product in both the GPC Biotech Territory and the European Union;

1.19.4 Manufacturing Costs for (a) the Licensed Product for use in Clinical Studies, Post Approval Studies or other Development activities for the Licensed Product and (b) the manufacture, purchase or packaging of comparators or placebo for use in Clinical Studies or Post Approval Studies for the Licensed Product (with the manufacturing costs for comparators or placebo to be determined in the same manner as Manufacturing Costs are determined for any Licensed Product) and (c) costs and expenses of disposal of drugs and other supplies used in such Clinical Studies, Post Approval Studies or other Development activities;

1.19.5 Losses incurred in connection with Third Party Claims described in Section 13.3 to the extent such losses are to be included in Collaboration Costs pursuant to Section 13.3; and

1.19.6 Costs for the development of the Manufacturing Process for the Licensed Product, scale-up, Manufacturing Process validation, including validation batches, manufacturing improvements and qualification and validation of Third Party contract manufacturers; provided, however, as set forth in Section 3.1.3 of the Supply Agreement, Licensee’s share pursuant to Section 6.1.1 of any such costs allocable to the Manufacture of any validation batch (or part thereof) that is subsequently sold commercially by or on behalf of Licensee or any of its Affiliates, Sublicensees or Distributors, shall be credited against the Supply Price for such supply.

For the avoidance of doubt and notwithstanding the foregoing, Collaboration Costs shall not include any (a) FTE costs or other costs and expenses that are specifically identifiable or reasonably allocable to Unilateral Activities of either Party during the applicable Opt-Out Period, (b) filing fees in connection with the filing of applications for Regulatory Approvals (c) Third Party Payments or (d) intercompany payments or charges of a Party or its Affiliates (or between such Affiliates).

1.20 “Combination Product” shall mean a Licensed Product that contains the Licensed Compound as an active ingredient together with one or more other active ingredients that are sold either as a fixed dose or as separate doses in a single package.

1.21 “Commercialization” shall mean any and all activities (whether before or after Regulatory Approval) directed to the marketing, Detailing and promotion of the Licensed Product and shall include pre-launch and post-launch marketing, promoting, Detailing, marketing research, distributing, offering to commercially sell and commercially selling the Licensed Product, importing, exporting or transporting the Licensed Product for commercial sale and regulatory affairs with respect to the foregoing, but shall not include Post Approval Studies or Manufacturing. When used as a verb, “Commercializing” means to engage in Commercialization and “Commercialize” and “Commercialized” shall have corresponding meanings.

1.22 “Commercialization Budget” shall mean the budget for the Joint Commercialization Activities set forth in the Commercialization Plan, as provided in Section 3.2.1.

1.23 “Commercialization Plan” shall mean the plan for the Commercialization of the Licensed Product in the Field in the Licensee Territory and for the Joint Commercialization Activities in support of the Commercialization of the Licensed Product in the Field in the Territory to be developed and amended as provided in Section 3.2.1.

1.24 “Commercialization Plan and Budget” shall mean the Commercialization Plan and the Commercialization Budget.

1.25 “Commercially Reasonable Efforts” shall mean, with respect to the Development or Commercialization of the Licensed Product, as the case may be, efforts and resources commonly used in the research-based pharmaceutical industry by companies similarly situated to the applicable Party, but in no event less than those efforts and resources commonly used by companies similarly situated to the applicable Party as of the Effective Date, for an internally-developed product of similar commercial potential at a similar stage in its lifecycle. Commercially Reasonable Efforts shall be determined on a market-by-market basis for the Licensed Product without regard to the particular circumstances of a Party, including any other product opportunities of such Party and, with respect to Licensee, without regard to any payments owed to GPC Biotech under Articles 6 and 7. When used as an adjective, “Commercially Reasonable” shall mean using Commercially Reasonable Efforts.

1.26 “Committee” shall mean any one of the JEC, the JDC or the JCC and “Committees” shall mean two or more of the JEC, the JDC or the JCC.

1.27 “Competitive Program” means a clinical development program in a Phase II or Phase III stage or later anywhere in the Territory in support of commercialization activities in the Licensee Territory or commercialization activity (including marketing or promotion) in the Licensee Territory that involves a compound or product (other than the Licensed Product) [...***...].

1.28 “Complaining Party” shall have the meaning set forth in Section 14.2.

1.29 “Complaint” shall have the meaning set forth in Section 9.1.

1.30 “Completion Notice” shall have the meaning set forth in Section 2.5.6(b).

1.31 “Compound Option Notice” shall have the meaning set forth in Section 5.4.

1.32 “Confidential Information” shall have the meaning set forth in Section 11.1.

1.33 “Control” shall mean, with respect to any item of Information, Drug Master File, Regulatory Documentation, Patent or Intellectual Property Right, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise (other than by

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operation of the assignments, license and other grants in Article 5 and Sections 8.1.3 and 8.1.4 of this Agreement), to assign or grant a license, sublicense or other right to or under, such Information, Drug Master File, Regulatory Documentation, Patent or Intellectual Property Right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

1.34 “Corporate Names” shall mean (a) in the case of GPC Biotech, the Trademark “GPC BIOTECH” and the GPC Biotech corporate logo or such other names and logos as GPC Biotech may designate in writing from time to time and (b) in the case of Licensee, the Trademark “PHARMION” and the Licensee corporate logo or such other names and logos as Licensee may designate in writing from time to time, in each case ((a) and (b)) together with any variations and derivatives thereof.

1.35 “Country Commercialization Plan” shall have the meaning set forth in Section 3.2.3.

1.36 “Derivative Compound” means an analog or derivative of the Licensed Compound. For clarity, a Derivative Compound is not an Improvement.

1.37 “Detail” shall mean an interactive face-to-face contact of a sales representative, who is fully equipped with, and knowledgeable of, applicable Promotional Materials and Product Labeling for the Licensed Product, with a physician or other medical professional licensed to prescribe drugs or other healthcare professional that has a significant impact or influence on prescribing decisions, in which relevant characteristics of the Licensed Product are described by the sales representative in a fair and balanced manner consistent with the requirements of this Agreement and Applicable Law, and in a manner that is customary in the industry for the purpose of promoting a prescription pharmaceutical product. When used as a verb, “Detail” means to engage in a Detail.

1.38 “Developing Party” shall have the meaning set forth in Section 2.5.2(a).

1.39 “Development” shall mean all activities related to research, preclinical and other non-clinical testing, test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, qualification and validation, quality assurance/quality control related to the foregoing manufacturing activities, Clinical Studies and Post Approval Studies, including manufacturing in support thereof, statistical analysis and report writing, the preparation and submission of Drug Approval Applications, regulatory affairs with respect to the foregoing and all other activities otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Regulatory Approval. When used as a verb, “Develop” shall mean to engage in Development.

1.40 “Development Budget” shall mean the budget for the Development of the Licensed Product agreed to by the Parties as of the Effective Date, as it may be amended from time to time in accordance with Section 2.3.1. For clarity, the Development Budget shall not include budgets for Unilateral Activities.

1.41 “Development Lead” shall mean, with respect to a Development activity, the Party that (a) is assigned primary responsibility for the day-to-day implementation of such

Development activity as provided in the Development Plan or (b) is the Developing Party for a Unilateral Activity.

1.42 “Development Plan” shall mean the plan for the Development of the Licensed Product in the Field agreed to by the Parties as of the Effective Date, as it may be amended from time to time in accordance with Sections 2.2.1 and 2.5.1. For clarity, the Development Plan shall not include any Development plans for Unilateral Activities.

1.43 “Development Plan and Budget” shall mean the Development Plan and the Development Budget.

1.44 “Dispute” shall have the meaning set forth in Section 15.7.

1.45 “Distributor” shall mean a Person, other than a Sublicensee or an Affiliate, in one or more countries in the Licensee Territory that (a) purchases the Licensed Product in finished form or in bulk capsule form (to be packaged or labeled by such Person in accordance with Applicable Law) from the Licensee, its Affiliate or Sublicensee for such country(ies), (b) assumes responsibility from the Licensee for all or a portion of the Commercialization of the Licensed Product in such country(ies) and (c) sells Licensed Product in such country(ies).

1.46 “Drug Approval Application” shall mean a New Drug Application (an “NDA”) as defined in the FFDCA and the regulations promulgated thereunder, or any corresponding foreign application in the Territory, including, with respect to the European Union, a Marketing Authorization Application (a “MAA”) filed with the EMEA pursuant to the centralized approval procedure or with the applicable Regulatory Authority of a country in Europe with respect to the mutual recognition or any other national approval procedure.

1.47 “Drug Master File” shall mean any drug master files filed with the FDA with respect to the Licensed Product and any equivalent filing in other countries or regulatory jurisdictions.

1.48 “Effective Date” shall mean the effective date of this Agreement as set forth in the preamble to this Agreement.

1.49 “EMEA” shall mean the European Medicines Agency and any successor agency thereto.

1.50 “Europe” shall mean the countries comprising the European Economic Area as it may be constituted from time to time, which as of the date hereof, consists of the member countries of the European Union, Iceland, Norway, Lichtenstein and Switzerland.

1.51 “European Union” shall mean the economic, scientific and political organization of member states as it may be constituted from time to time, which, as of the date hereof, consists of Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom of Great Britain and Northern Ireland and that certain portion of Cyprus included in such organization.

1.52 “Exchange Act” shall have the meaning set forth in Section 1.16.

1.53 “Expert” shall have the meaning set forth in Section 15.7.4(b)(i).

1.54 “Exploit” shall mean to make, have made, import, use, sell or offer for sale, including to research, Develop, Commercialize, register, Manufacture, have Manufactured, hold or keep (whether for disposal or otherwise), have used, export, transport, distribute, promote, market or have sold or otherwise dispose of.

1.55 “Exploitation” shall mean the act of Exploiting a product or process.

1.56 “Exploratory Study” shall mean a Clinical Study other than any Registrational Study.

1.57 “FDA” shall mean the United States Food and Drug Administration and any successor agency thereto.

1.58 “FFDCA” shall mean the United States Federal Food, Drug, and Cosmetic Act, as amended from time to time.

1.59 “Field” shall have the meaning set forth in the Spectrum Agreement, as it may be amended from time to time.

1.60 “Follow Up Registrational Study” shall mean the first Registrational Study, if any, conducted by the Parties pursuant to the Development Plan to obtain Initial Regulatory Approval for the Licensed Product in the United States and Europe with respect to an Additional Indication.

1.61 “FTE” shall mean the equivalent of the work of one (1) employee full time for one (1) Calendar Year (consisting of at least a total of eighteen hundred (1800) hours per Calendar Year, or such other number as may be agreed by the JDC) of work directly related to the Development of the Licensed Product or any other activities contemplated under this Agreement. No additional payment shall be made with respect to any person who works more than eighteen hundred (1800) hours per Calendar Year (or such other number as may be agreed by the JDC) and any person who devotes less than eighteen hundred (1800) hours per Calendar Year (or such other number as may be agreed by the JDC) shall be treated as an FTE on a pro-rata basis based upon the actual number of hours worked divided by eighteen hundred (1800) (or such other number as may be agreed by the JDC).

1.62 “FTE Cost” shall mean the FTE rate for employees who shall be performing services under this Agreement which, as of the Effective Date, is equal to [...***...]. Such rate shall be adjusted subsequently in accordance with Section 6.1.4.

1.63 “GAAP” shall mean United States generally accepted accounting principles consistently applied.

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1.64 “Generic Product” shall mean, with respect to a Licensed Product in a country, any product (a) that contains the Licensed Compound, (b) in the case of any country in the European Union, is approved for sale in the Field pursuant to an application approved by the applicable Regulatory Authorities in the European Union under Article 10.1 of Directive 2001/83/EC, and for which the applicant is not required under Article 8.3(i) of Directive 2001/83/EC to have submitted any preclinical and clinical data other than data from bioequivalence studies comparing such product to such Licensed Product required under Article 10.1 of that Directive, and in the case of any other country in the Licensee Territory, is approved for sale pursuant to any corresponding application in such country, and (c) is sold for use or consumption in the Field by the general public in such country by a Third Party, other than any Third Party that is a Sublicensee or Distributor or otherwise sells such product pursuant to a (sub)license, distributorship or other arrangement with Licensee, or pursuant to or in reliance on any right of reference granted to such Third Party or any of its Affiliates by or on behalf of Licensee.

1.65 “Global Strategy” shall have the meaning set forth in Section 3.1.3(a).

1.66 “GPC Biotech” shall have the meaning set forth in the preamble to this Agreement.

1.67 “GPC Biotech Activities” shall have the meanings set forth in Section 2.2.2(b).

1.68 “GPC Biotech Counter-Party” shall mean a Third Party with which GPC Biotech has entered into an agreement that includes Development and Commercialization rights or Commercialization rights for the Licensed Product.

1.69 “GPC Biotech Improvement” shall mean any Improvement conceived or used by or on behalf of GPC Biotech or its Affiliates in connection with the Development of the Licensed Product under this Agreement but excluding any Joint Improvement.

1.70 “GPC Biotech Know-How” shall mean all Information, including any GPC Biotech Improvements and Clinical Data, that is Controlled by GPC Biotech or its Affiliates as of the Effective Date or during the term of this Agreement that is not generally known and (a) is developed or acquired by or licensed to GPC Biotech or any of its Affiliates under or in connection with this Agreement or otherwise used by or on behalf of GPC Biotech or any of its Affiliates in the Development or Commercialization of the Licensed Product or (b) is necessary for the Development or Commercialization of the Licensed Product, but excluding any Information to the extent covered or claimed by published GPC Biotech Patents, published Joint Patents and any Joint Know-How.

1.71 “GPC Biotech Patents” shall mean all of the Patents that GPC Biotech and its Affiliates Control as of the Effective Date or during the term of this Agreement that are necessary (or, with respect to Patent applications, would be necessary if such Patent applications were to issue as Patents) for the Development or Commercialization of the Licensed Product or any Improvement thereto, including those that claim or cover the Licensed Product or the Development or Commercialization thereof, but excluding any Joint Patents. For the avoidance of doubt, the GPC Biotech Patents include, as of the Effective Date, the Patents set forth on Exhibit A.

1.72 “GPC Biotech Territory” shall mean the entire world, other than the Licensee Territory and including any countries or Major Market Regions in which this Agreement is terminated pursuant to Article 14.

1.73 “Improvement” shall mean any modification, variation or revision to a compound, product or technology or any discovery, technology, device or process or formulation related to such compound, product or technology, whether or not patented or patentable, including any enhancement in the efficiency, operation, manufacture (including any manufacturing process), ingredients, preparation, presentation, formulation, means of delivery, packaging or dosage of such compound, product or technology, any discovery or development of any new or expanded indications for such compound, product or technology or any discovery or development that improves the stability, safety or efficacy of such compound, product or technology; provided that, Improvements shall exclude any Derivative Compound.

1.74 “Indemnification Claim Notice” shall have the meaning set forth in Section 13.4.

1.75 “IND” shall mean an investigational new drug application filed with the FDA for authorization to commence Clinical Studies or Post Approval Studies and its equivalent in other countries or regulatory jurisdictions.

1.76 “Indemnified Party” shall have the meaning set forth in Section 13.4.

1.77 “Information” shall mean all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods, processes, practices, formulae, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including: biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, pre-clinical, clinical, safety, manufacturing and quality control data and information, including study designs and protocols; assays and biological methodology; (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed, but excluding the Regulatory Documentation and the Drug Master File.

1.78 “Initial Indication” shall mean the second-line treatment of hormone-refractory prostate cancer.

1.79 “Initial Opt-Out Threshold” shall have the meaning set forth in Section 2.6.1(b).

1.80 “Initial Regulatory Approval” of the Licensed Product for an indication means (a) with respect to the United States, the approval by FDA (whether through means of an NDA, subpart E, or subpart H filing or otherwise); or (b) with respect to a country in a regulatory jurisdiction in the Licensee Territory, the approval by the applicable Regulatory Authorities, of the Drug Approval Application with respect to the Licensed Product for such indication in the applicable regulatory jurisdiction (including, in the European Union, the approval by the EMEA of an MAA filed pursuant to the centralized approval procedure, if applicable, or otherwise with respect to the mutual recognition approval procedure on a country-by-country basis with the applicable Regulatory Authority of a country in Europe).

1.81 “Intellectual Property Rights” shall mean Trademarks, service marks, trade names, registered designs, design rights, copyrights (including rights in computer software), database rights, trade secrets and any rights or property similar to any of the foregoing (other than Patents) in any part of the Territory whether registered or not registered together with the right to apply for the registration of any such rights.

1.82 “Invoiced Sales” shall have the meaning set forth in Section 1.114.

1.83 “Joint Commercialization Activities” shall have the meaning set forth in Section 4.3.2.

1.84 “Joint Commercialization Committee” or “JCC” shall have the meaning set forth in Section 4.3.1.

1.85 “Joint Development Committee” or “JDC” shall have the meaning set forth in Section 4.2.1.

1.86 “Joint Executive Committee” or “JEC” shall have the meaning set forth in Section 4.1.

1.87 “Joint Improvement” shall mean any Improvement jointly conceived by or on behalf of GPC Biotech or its Affiliates, on the one hand, and Licensee or its Affiliates or Sublicensees, on the other hand.

1.88 “Joint Intellectual Property Rights” shall have the meaning set forth in Section 8.1.5.

1.89 “Joint Know-How” shall have the meaning set forth in Section 8.1.5.

1.90 “Joint Patents” shall have the meaning set forth in Section 8.1.5.

1.91 “Knowledge” shall mean the actual knowledge or good faith understanding of the vice presidents, senior vice presidents, president or chief executive officer of a Party of the facts and information then in their possession without any duty to conduct any investigation with respect to such facts and information and “Knowingly” shall mean, with respect to any action, to take such action with Knowledge.

1.92 “Licensed Compound” shall mean the platinum complex af-bis(acetato)-b-ammine-cd-dichloro-e-(cyclohexylamine)platinum(IV).

1.93 “Licensed Product” shall mean any form, mode of administration or dosage of a pharmaceutical composition or preparation that contains the Licensed Compound as an active ingredient, including any Improvements thereto.

1.94 “Licensee” shall have the meaning set forth in the preamble to this Agreement.

1.95 “Licensee Activities” shall have the meaning set forth in Section 2.2.2(b).

1.96 “Licensee Change of Control Notice” shall have the meaning set forth in Section 14.5.2.

1.97 “Licensee Improvement” shall mean any Improvement conceived or used by or on behalf of Licensee or its Affiliates in connection with the Development of the Licensed Product under this Agreement, but excluding any Joint Improvement.

1.98 “Licensee Initial Indication Study” shall have the meaning set forth in Section 2.6.2(b).

1.99 “Licensee Know-How” shall mean all Information, including any Licensee Improvements and Clinical Data, that is Controlled as of the Effective Date or during the term of this Agreement by Licensee or any of its Affiliates or Sublicensees that is not generally known and (a) is developed or acquired by or licensed to Licensee or any of its Affiliates or Sublicensees under or in connection with this Agreement or otherwise used by or on behalf of Licensee or any of its Affiliates or Sublicensees in the Exploitation of the Licensed Product or the Licensed Compound or (b) is necessary for the Exploitation of the Licensed Product or the Licensed Compound, but excluding any Information to the extent covered or claimed by published Licensee Patents, published Joint Patents and any Joint Know-How.

1.100 “Licensee Patents” shall mean all Patents Controlled by Licensee and any of its Affiliates or Sublicensees that are necessary (or with respect to Patent applications, would be necessary if such Patent applications were to issue as Patents) for the Exploitation of the Licensed Product, the Licensed Compound or any Licensee Improvement thereto, including those that claim or cover any Licensed Compound, Licensed Product, Licensee Know-How, any Licensee Improvement thereto or the Exploitation of any of the foregoing, but excluding any Joint Patents.

1.101 “Licensee Territory” shall mean Europe, the Middle East, the ANZ Territory and any portion of Cyprus not otherwise included within Europe, and except for those countries in which this Agreement is terminated pursuant to Article 14.

1.102 “Losses” shall have the meaning set forth in Section 13.1.

1.103 “MAA” shall have the meaning set forth in Section 1.46.

1.104 “Major Market Country” shall mean (a) with respect to Europe, France, Germany, Italy, Spain and the United Kingdom and (b) with respect to the ANZ Territory, the Commonwealth of Australia and (c) with respect to the Middle East, Israel and the Republic of Turkey.

1.105 “Major Market Region” shall mean each of Europe, the Middle East, and the ANZ Territory.

1.106 “Major Meetings” shall mean meetings (in person or otherwise) scheduled with the Regulatory Authorities in the United States or the Licensee Territory concerning the Licensed Product (including advisory committee meetings and any other meetings of experts convened by a Regulatory Authority concerning any topic relevant to the Licensed Product of which a Party has been notified) that would constitute type “A,” “B” or “C” meetings in the United States, or the equivalent thereof in the European Union, Pre-NDA meetings or meetings relating to Product Labeling.

1.107 “Manufacture” and “Manufacturing” shall mean all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding of the Licensed Product or any intermediate thereof, including process development, process qualification and validation, scale up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

1.108 “Manufacturing Cost” shall mean GPC Biotech’s cost to Manufacture the Licensed Product calculated in accordance with the method disclosed by GPC Biotech in its letter to Licensee dated December 13, 2005.

1.109 “Manufacturing Process” shall mean any process or step thereof that is necessary or useful for Manufacturing the Licensed Product or any intermediate thereof.

1.110 “Markings” shall have the meaning set forth in Section 3.4.2.

1.111 “Merger Party” shall have the meaning set forth in Section 14.5.3.

1.112 “Middle East” shall mean the following countries: Bahrain, Egypt, Iran, Iraq, Israel, Jordan, Kuwait, Lebanon, Oman, the Palestinian Territories (including the West Bank and the Gaza Strip) as they may be constituted from time to time and any successor state comprising such territories, Qatar, the Republic of Turkey, Saudi Arabia, Syria, the United Arab Emirates and Yemen; and any successor state comprising the territory of any such countries.

1.113 “NDA” shall have the meaning set forth in Section 1.46.

1.114 “Net Sales” shall mean, for any period, (a) the gross amount invoiced by Licensee and its Affiliates or Sublicensees for the sale of Licensed Product in an arm’s length transaction exclusively for money (the “Invoiced Sales”), after deduction of normal trade discounts and of any credits actually given by Licensee for returned or defective products, as determined in accordance with GAAP, and excluding or making proper deductions for any costs of packing, insurance, carriage and freight and VAT or other sales tax and, in the case of export orders, any import duties or similar applicable governmental levies or export insurance costs expressly subject in all cases to the same being separately charged on customer invoices or (b) in any sale or other disposal of Licensed Product otherwise than in an arm’s length transaction exclusively for money, the fair market value (if higher) in the relevant country of disposal.

Notwithstanding the foregoing, in the event that the Licensed Product is sold in conjunction with another proprietary component so as to be a Combination Product (whether packaged together or in the same therapeutic formulation), Net Sales shall be calculated by multiplying the Net Sales of such Combination Product by a fraction, the numerator of which shall be the fair market value of the Licensed Product if sold separately (determined in accordance with GAAP) and the denominator of which shall be the aggregate fair market value of all the proprietary active components of such Combination Product, including the Licensed Product, if sold separately. In the event that no such separate sales are made by Licensee or its Affiliates or Sublicensees, Net Sales of the Combination Product shall be calculated in a manner to be negotiated and agreed upon by the Parties, reasonably and in good faith, prior to any sale of such Combination Product, which shall be based upon the respective estimated commercial values of the proprietary active components of such Combination Product.

Licensee’s or any of its Affiliate’s or Sublicensee’s transfer of Licensed Product to an Affiliate or Sublicensee shall not result in any Net Sales, unless the Licensed Product is consumed by such Affiliate or Sublicensee in the course of its commercial activities.

1.115 “Non-Approvable Study” shall mean, with respect to any Registrational Study for the Initial Indication or any Additional Indication conducted pursuant to the Development Plan, that such study was determined by the applicable Regulatory Authority, or mutually by the Parties, to be insufficient to support Initial Regulatory Approval of the Licensed Product in the designated jurisdiction in the absence of substantial additional data or investment.

1.116 “Notice Period” shall have the meaning set forth in Section 14.2.

1.117 “Opt-In” shall have the meaning set forth in Section 2.5.6(a).

1.118 “Opt-In Exercise Notice” shall have the meaning set forth in Section 2.5.6(b).

1.119 “Opt-In Exercise Period” shall have the meaning set forth in Section 2.5.6(a).

1.120 “Opting-Out Party” shall have the meaning set forth in Section 2.5.2(a).

1.121 “Opt-Out” shall have the meaning set forth in Section 2.5.2(a).

1.122 “Opt-Out Period” shall mean, with respect to any Unilateral Activity, the period commencing on the date on which an activity is deemed to be a Unilateral Activity pursuant to Section 2.5.2(a) and ending on the earlier to occur of (a) the date of completion of such Unilateral Activity or (b) the date on which the Opt-In Exercise Notice is received by the Developing Party, as applicable.

1.123 “Party” and “Parties” shall have the meaning set forth in the preamble to this Agreement.

1.124 “Patents” shall mean (a) all national, regional and international patents and patent applications, including provisional patent applications, (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications ((a) and (b)), including utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications ((a), (b) and (c)) and (e) any similar rights, including so-called pipeline protection or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any of such foregoing patent applications and patents.

1.125 “Payments” shall have the meaning set forth in Section 7.8.1.

1.126 “Person” shall mean an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.127 “Pharmacovigilance Agreement” shall have the meaning set forth in Section 9.3.

1.128 “Phase I” shall mean a human clinical trial of the Licensed Product, the principal purpose of which is a preliminary determination of safety in healthy individuals or patients or similar clinical study prescribed by the Regulatory Authorities, including the trials referred to in 21 C.F.R. §312.21(a), as amended.

1.129 “Phase II” shall mean a human clinical trial of the Licensed Product, the principal purpose of which is a determination of safety and efficacy in the target patient population or a similar clinical study prescribed by the Regulatory Authorities, from time to time, pursuant to Applicable Law or otherwise, including the trials referred to in 21 C.F.R. §312.21(b), as amended.

1.130 “Phase III” shall mean a human clinical trial of the Licensed Product on a sufficient number of subjects that is designated to establish that a pharmaceutical product is safe and efficacious for its intended use and to determine warnings, precautions and adverse reactions that are associated with such pharmaceutical product in the dosage range to be prescribed, which trial is intended to support marketing approval of the Licensed Product, including all tests and studies that are required by the FDA from time to time, pursuant to Applicable Law or otherwise.

1.131 “Post Approval Study” shall mean any human clinical study or other test or study with respect to a product for an indication that (a) is conducted solely in support of pricing or reimbursement for such product in a country or (b) is not required to obtain or maintain Regulatory Approval for such product for such indication (for clarity, any human clinical study that is intended to expand the Product Labeling for such product shall be a Clinical Study). Subject to the foregoing, Post Approval Studies may include epidemiological studies, modeling and pharmacoeconomic studies, post-marketing surveillance studies, investigator sponsored studies and health economics studies.

1.132 “Product Labeling” shall mean (a) the Regulatory Authority-approved full prescribing information for the Licensed Product for that country, including any required patient information; and (b) all labels and other written, printed or graphic matter upon a container, wrapper or any package insert utilized with or for the Licensed Product.

1.133 “Product Trademarks” shall mean (a) the Trademark(s) for the Licensed Product Controlled by GPC Biotech during the term of this Agreement and used or intended for use in connection with the Commercialization of Licensed Products, and (b) such other Trademarks designated by the JCC in accordance with Section 3.4.4 and any registrations thereof or any pending applications relating thereto.

1.134 “Promotional Materials” shall mean all sales representative training materials with respect to the Licensed Product and all written, printed, graphic, electronic, audio or video matter, including journal advertisements, sales visual aids, direct mail, medical information/education monographs, direct-to-consumer advertising, Internet postings, broadcast advertisements and sales reminder aids (e.g., scratch pads, pens and other such items) intended for use or used by a Party, its Affiliates or, with respect to Licensee, its Sublicensees or Distributors, in connection with any promotion of the Licensed Product, except Product Labeling for the Licensed Product.

1.135 “Proposed Unilateral Activities” shall have the meaning set forth in Section 2.5.2.

1.136 “Registrational Study” shall mean (a) in the case of a Clinical Study with respect to which GPC Biotech is the Development Lead, a pivotal Clinical Study for the Licensed Product for the Initial Indication or any Additional Indication that is designed to be sufficient to obtain Initial Regulatory Approval by the FDA of the Licensed Product for such indication or (b) in the case of a Clinical Study with respect to which Licensee is the Development Lead, a pivotal Clinical Study for the Licensed Product for the Initial Indication or any Additional Indication that is designed to be sufficient to obtain Initial Regulatory Approval by the applicable Regulatory Authorities in a given country or countries in the Licensee Territory, or if applicable, the European Union. For the avoidance of doubt, the SPARC Study shall be deemed to constitute a Registrational Study for the Initial Indication.

1.137 “Registrational Study Budgeted Funding Commitment” shall mean [...***...].

1.138 “Regulatory Approval” shall mean, with respect to a country in the Territory, any and all approvals (including Drug Approval Applications), licenses, registrations or authorizations of any Regulatory Authority necessary to commercially distribute, sell or market the Licensed Product in such country, including, where applicable, (a) pricing or reimbursement approval in such country, (b) pre- and post-approval marketing authorizations (including any prerequisite Manufacturing approval or authorization related thereto), (c) labeling approval and (d) technical, medical and scientific licenses.

1.139 “Regulatory Authority” shall mean any applicable supra-national, federal, national, regional, state, provincial or local regulatory agencies, departments, bureaus,

***	Confidential Treatment Requested

commissions, councils or other government entities regulating or otherwise exercising authority with respect to the Exploitation of the Licensed Compound or the Licensed Product in the Territory.

1.140 “Regulatory Documentation” shall mean all applications, registrations, licenses, authorizations and approvals (including all Regulatory Approvals), all correspondence submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents and all clinical studies and tests, relating to the Licensed Product and all data contained in any of the foregoing, including all INDs, Drug Approval Applications, regulatory drug lists, advertising and promotion documents, Clinical Data, adverse event files and complaint files (but excluding any Drug Master File).

1.141 “Regulatory Exclusivity Period” shall mean any period of data, market or other regulatory exclusivity, including any such periods listed in the FDA’s Orange Book or periods under national implementations of Article 10.1(a)(iii) of Directive 2001/EC/83 and all international equivalents.

1.142 “Regulatory Lead” shall mean, with respect to a country or regulatory region, the Party that has primary responsibility for preparing, obtaining and maintaining Regulatory Approvals for, and for conducting communications with the Regulatory Authorities with respect to, the Licensed Product in such country or region as provided in Section 2.4.

1.143 “Related Unilateral Activities” shall have the meaning set forth in Section 2.5.6(a).

1.144 “Royalty Rate Floor” shall have the meaning set forth in Section 7.2.

1.145 “Royalty Term” shall have the meaning set forth in Section 7.3.

1.146 “Selected Development Activities” shall mean Development activities for the Licensed Product consisting of (a) any Exploratory Study or (b) other Development activities in each case ((a) and (b)) provided for in the Development Plan, excluding in each case ((a) and (b)) any Development activities associated with (i) the SPARC Study, (ii) any other Registrational Study and (iii) any Unilateral Activities.

1.147 “SPARC Study” shall have the meaning set forth in Section 2.1.1.

1.148 “Spectrum Agreement” shall mean that certain Co-Development and License Agreement between Spectrum Pharmaceuticals, Inc. (f/k/a Neotherapeutics, Inc.) and GPC Biotech AG, dated September 30, 2002, a redacted copy of which is on file with the United States Securities and Exchange Commission, as Exhibit 10.1 to GPC Biotech’s Form F-1, dated June 9, 2004.

1.149 “Spectrum Payments” shall have the meaning set forth in Section 8.4.1(a).

1.150 “Spectrum Royalty Term” shall have the meaning set forth in Section 7.3.

1.151 “Statement Cut-Off Date” shall have the meaning set forth in Section 2.5.6(b).

1.152 “Sublicensee” shall mean a Person, other than an Affiliate, that is granted a sublicense by Licensee under the grant in Section 5.1 as provided in Section 5.3.

1.153 “Supply Agreement” shall mean the agreement for supply of Licensed Product by GPC Biotech to Licensee executed by the Parties as of the Effective Date.

1.154 “Supply Price” shall mean one hundred and ten percent (110%) of the Manufacturing Costs.

1.155 “Territory” shall mean the GPC Biotech Territory and the Licensee Territory.

1.156 “Third Party” shall mean any Person other than GPC Biotech, Licensee and their respective Affiliates.

1.157 “Third Party Claims” shall have the meaning set forth in Section 13.1.

1.158 “Third Party Payment” shall have the meaning set forth in Section 8.4.1(a).

1.159 “Trademark” shall include any word, name, symbol, color, designation or device or any combination thereof, including any trademark, trade dress, brand mark, service mark, trade name, brand name, logo or business symbol, whether or not registered.

1.160 “Unilateral Activities” shall have the meaning set forth in Section 2.5.2.

1.161 “Unilateral Activity Cost Statement” shall have the meaning set forth in Section 2.5.6(b).

1.162 “United States” or “U.S.” shall mean the United States of America, including its territories and possessions, the District of Columbia and Puerto Rico.

1.163 “Valid Claim” shall mean, with respect to a particular country, (a) any claim of an issued and unexpired Patent in such country that (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal and (ii) has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise in such country; or (b) a claim of a pending Patent application, which claim has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application; provided, however, that if a claim of a patent application has been pending for more than five (5) years, such claim shall not constitute a Valid Claim for the purposes of this Agreement unless and until a Patent issues with such claim.

1.164 “VAT” shall have the meaning set forth in Section 7.8.2.

ARTICLE 2

DEVELOPMENT AND REGULATORY

2.1 Development of the Licensed Product.

2.1.1 Ongoing Development. As of the Effective Date, GPC Biotech is conducting a Phase III Clinical Study for the Initial Indication described more fully in the Development Plan (the “SPARC Study”) and certain Phase I, Phase I/II and Phase II Clinical Studies for the Licensed Product in the Territory as listed in the Development Plan. The Parties acknowledge and agree that the SPARC Study is a pivotal study which is intended to be sufficient for the filing of an MAA for the Initial Indication in the European Union.

2.1.2 Diligence.

(a) In General. Subject to Section 2.1.2(c), each Party shall use Commercially Reasonable Efforts to perform the responsibilities assigned to it under the Development Plan and this Agreement expeditiously and efficiently and in accordance with the Development Budget. For clarity, nothing contained in this Section 2.1.2(a) shall operate to limit any right of the Parties to amend the Development Plan or Development Budget in accordance with the terms and conditions of this Agreement.

(b) By Licensee. Without limitation to Section 2.1.2(a),

(i) Licensee shall use Commercially Reasonable Efforts (1) to Develop and obtain Regulatory Approval for the Licensed Product in all Major Market Countries in the Licensee Territory, and (2) to Develop and obtain Regulatory Approval for the Licensed Product in each other country in the Licensee Territory where performing such Development and seeking such Regulatory Approval would be Commercially Reasonable;

(ii) without limitation to Section 2.1.2(b)(i), Licensee shall use Commercially Reasonable Efforts to Develop and obtain Regulatory Approvals for the Licensed Product in each such country and with respect to such indications for which Clinical Data obtained from Clinical Studies performed hereunder is sufficient to support Regulatory Approval for the Licensed Product in such country; and

(iii) Notwithstanding anything contained in this Section 2.1.2, in no event shall Licensee have any diligence obligations with respect to the conduct of Clinical Studies that are Unilateral Activities of Licensee, except as otherwise provided in Section 2.6.2(d).

(c) By GPC Biotech. Notwithstanding anything contained in this Section 2.1.2 or any other term or condition of this Agreement, (i) provided that GPC Biotech shall use Commercially Reasonable Efforts to perform the responsibilities assigned to it under the Development Plan with respect to the SPARC Study, in the event that the SPARC Study is a Non-Approvable Study in the United States, GPC Biotech shall have no obligation to perform any additional Registrational Study or part thereof and (ii) in no event shall GPC Biotech have any diligence obligations with respect to Unilateral Activities of GPC Biotech.

2.1.3 Compliance. Each Party shall perform or cause to be performed, any and all of its Development obligations under this Agreement in good scientific manner, and in compliance with all Applicable Law, and shall endeavor to achieve the objectives of the Development Plan diligently and efficiently by allocating sufficient time, effort, equipment and skilled personnel to complete such Development activities successfully and promptly.

2.2 Development Plan and Implementation.

2.2.1 Development Plan.

(a) As of the Effective Date, the Parties have agreed to the initial Development Plan. The Joint Development Committee shall review the Development Plan within one hundred and eighty (180) days after the Effective Date and, thereafter, at least annually, and shall make amendments thereto with respect to the Development of the Licensed Product in accordance with Section 2.5.1.

(b) Any amendment to the Development Plan shall continue to provide for the joint Development by the Parties of the Licensed Product and shall assign responsibility for Development activities between the Parties by considering (i) the allocation of responsibility set out in the initial Development Plan, and (ii) the expertise and available resources of the Parties, including the ability to use the Parties’ respective existing facilities and infrastructure.

2.2.2 Global Development Plan; Development Leads.

(a) It is contemplated that from and after the Effective Date, the Clinical Studies and Post Approval Studies for the Licensed Product, where practicable and without any obligation to amend the initial Development Plan, shall be structured so as to support the filing of Drug Approval Applications for the Licensed Product in the United States and European Union.

(b) Except as otherwise provided in the Development Plan, (i) Licensee shall be the Development Lead with respect any Clinical Studies, Post Approval Studies and other Development activities for the Licensed Product that are conducted solely in support of Regulatory Approvals for the Licensed Product or Commercialization of the Licensed Product in the Licensee Territory, including any Development activities that constitute Unilateral Activities of Licensee pursuant to Section 2.5.2 (collectively, the “Licensee Activities”), and (ii) GPC Biotech shall be the Development Lead with respect to all other Clinical Studies, Post Approval Studies and other Development activities for the Licensed Product, including any Development activities that constitute Unilateral Activities of GPC Biotech pursuant to Section 2.5.2 (collectively, “GPC Biotech Activities”).

2.2.3 Responsibilities of the Development Lead.

(a) Under the direction and supervision of the JDC, and subject to the Development Plan and Budget, each Party shall have primary responsibility for the day-to-day implementation of the Clinical Studies and Post Approval Studies for the Licensed Product for which it is the Development Lead.

(b) The Party that is not the Development Lead with respect to a Clinical Study or Post Approval Study for the Licensed Product shall cooperate with the Development Lead in conducting such Clinical Studies and Post Approval Studies and shall perform such activities with respect thereto as are assigned to it in the Development Plan under the direction of the Development Lead and subject to the Development Plan and Budget; provided, however, that in no event (i) shall GPC Biotech have any obligation to perform any such activities with respect to Licensee Activities without its consent, and (ii) shall either Party have any obligation (1) to cooperate with the Development Lead in conducting Unilateral Activities of such Development Lead, unless the Parties agree in writing to cooperate with respect thereto and the Development Lead agrees to reimburse the other Party for reasonable costs and expenses associated therewith, or (2) to otherwise perform any Development activities consisting of or supporting the Unilateral Activities of the other Party.

(c) Subject to the provisions of Section 2.5.1, each Party shall prepare and propose, for consideration by the JDC, amendments to the Development Plan and Budget that may be necessary or desirable to efficiently and expeditiously complete the Development activities, including Clinical Studies and Post Approval Studies, for which it is the Development Lead. Further, Licensee shall, subject to the provisions of Section 2.5.1, prepare and propose, for consideration by the JDC, amendments to the Development Plan and Budget that may be necessary or desirable to efficiently and expeditiously obtain and maintain Regulatory Approvals and successfully Commercialize the Licensed Product in each country in the Licensee Territory.

2.3 Development Budget.

2.3.1 Amendment of the Development Budget. The Parties have agreed to the initial Development Budget. The Joint Development Committee shall review the Development Budget within one hundred and eighty (180) days after the Effective Date and, thereafter, at least annually, and shall make modifications thereto to reflect any amendments to the Development Plan made pursuant to Sections 2.2.1 and 2.5.1. With respect to any proposed amendments to the Development Plan, each Party shall, in consultation with the other Party, prepare and submit to the JDC, for its review and approval, a proposed budget in a format to be agreed by the Parties for the new Clinical Studies, Post Approval Studies or other Development activities for which it is the Development Lead, which budget shall include line item estimates of Collaboration Costs broken down on a Calendar Year basis.

2.3.2 Cost Overruns.

(a) In any Calendar Year, each Party shall promptly inform the other Party upon such Party determining that it is likely to overspend or underspend by more than ten percent (10%) its respective total Collaboration Costs set forth in the Development Budget for that Calendar Year.

(b) If in any such Calendar Year a Party exceeds its budgeted costs and expenses by more than ten percent (10%), the Party that has so exceeded its budget shall provide to the JDC and to the JEC (if the matter is escalated to the JEC because it cannot be resolved by the JDC) a full explanation for exceeding the Development Budget. If and to the extent that any such overspend (i) was outside the reasonable control of the applicable Party, or (ii) resulted from a reasonable or necessary acceleration of Development activities within a particular Calendar Year, some or all of which activities had been expected to occur in a subsequent Calendar Year; then (in each case (i) and (ii)), provided the applicable Party has promptly notified the other Party of such overspend and, in the case of overspends covered by clause (i) of this Section 2.3.2(b), used reasonable efforts to mitigate the size of such overspend, then such overspend shall be included in Collaboration Costs and shared by the Parties pursuant to Section 6.1.1.

(c) To the extent that any overspend is not included in Collaboration Costs as provided in this Section 2.3.2, the Party that has exceeded its budget by more than ten percent (10%) for a Calendar Year shall be solely responsible for the overspend.

2.4 Regulatory Matters.

2.4.1 Regulatory Lead. Licensee shall be the Regulatory Lead with respect to any Drug Approval Applications and other Regulatory Approvals for the Licensed Product (which, for clarity, does not include filings of or with respect to INDs and other filings with respect to the Development of the Licensed Product, which shall be the responsibility of the applicable Development Lead) in the Licensee Territory. GPC Biotech shall be the Regulatory Lead with respect to any Drug Approval Applications or Regulatory Approvals for the Licensed Product (which, for clarity, does not include filings of or with respect to INDs and other filings with respect to the Development of the Licensed Product, which shall be the responsibility of the applicable Development Lead) in the GPC Biotech Territory.

2.4.2 Regulatory Responsibilities With Respect to Licensee Territory; Preparation of Regulatory Submissions. As promptly as practicable after the Effective Date, under the direction and supervision of the JDC, Licensee shall assume control of and responsibility for all regulatory submissions with respect to Regulatory Approvals, including Drug Approval Applications, for the Licensed Product in the Licensee Territory and Licensee Activities in those countries where such activities are conducted. Ownership of Regulatory Approvals and related submissions within the Licensee Territory relating to the Licensed Product shall be governed by Section 8.1.3.

2.4.3 Clinical and Non-Clinical Data.

(a) Subject to Section 2.5.5, each Party shall promptly provide to the other Party copies of all all clinical and non-clinical data, and other results and analyses with respect to any Development activities with respect to the Licensed Product, when and as such data, results and analyses become available; provided, however, in the event that GPC Biotech enters into an agreement with a GPC Biotech Counter-Party, GPC Biotech shall have no further obligation to provide Licensee with such data, results or analyses with respect to Unilateral

Activities or any Development activities in connection with such agreement for which Licensee has not funded its share as determined hereunder or for which Licensee has Opted-Out.

(b) Subject to Section 2.5.5, each Party shall support the other, as may be reasonably necessary, in obtaining Regulatory Approvals for the Licensed Product, including providing necessary documents or other materials required by Applicable Law to obtain Regulatory Approvals, in each case in accordance with the terms and conditions of this Agreement and the Development Plan and Budget.

2.4.4 Communications with Regulatory Authorities.

(a) Licensee Territory.

(i) In General. Licensee shall be responsible for any communications with the Regulatory Authorities occurring or required in connection with performing its responsibilities set forth in Section 2.4.2 and shall designate a representative to serve as the designated regulatory representative with respect to such communications.

(ii) Written Communications. Licensee, in consultation with GPC Biotech, shall prepare and submit to the JDC for its review, all material submissions (including any supplements or modifications thereto) to the Regulatory Authorities in the Licensee Territory or for which Licensee is the Development Lead. The JDC shall have the right to expeditiously review and comment on the content and subject matter of, and strategy for, each Drug Approval Application and other filing for Regulatory Approval, all correspondence submitted to the Regulatory Authorities related to the design of Clinical Studies and Post Approval Studies, and all proposed Product Labeling for the Licensed Product and related communications and decisions with the Regulatory Authorities (including the final approved Product Labeling for the Licensed Product and any changes thereto); provided, however, Licensee shall not be required to delay any submission to the applicable Regulatory Authorities if the JDC does not provide its comments within a reasonable time after receipt of such proposed material submissions, taking into account any submission deadlines imposed by the Regulatory Authorities. Without limiting the foregoing, Licensee shall promptly provide GPC Biotech with (1) copies of all material written or electronic communications received by Licensee, its Affiliates, Sublicensees or Distributors, from, or forwarded by Licensee or its Affiliates, Sublicensees or Distributors to, the Regulatory Authorities with respect to obtaining or maintaining any Regulatory Approvals in the Licensee Territory or any other Licensee Activities, and (2) copies of all contact reports produced by Licensee, its Affiliates, Sublicensees or Distributors, in each case ((1) and (2)) within two (2) Business Days of receiving, forwarding or producing any of the foregoing.

(b) GPC Biotech Territory.

(i) GPC Biotech shall be solely responsible for any communications with the Regulatory Authorities occurring or required in connection with obtaining or maintaining any Regulatory Approvals for the Licensed Product in the GPC Biotech Territory.

(ii) GPC Biotech shall promptly provide Licensee with copies of all written or electronic correspondence material to the Development or Commercialization of the Licensed Product in the Licensee Territory received by GPC Biotech or its Affiliates from, or forwarded by GPC Biotech or its Affiliates to, the Regulatory Authorities with respect to obtaining or maintaining any Regulatory Approvals in the United States; provided, however, in the event that GPC Biotech enters into an agreement with a GPC Biotech Counter-Party, GPC Biotech shall have no further obligation to provide Licensee with such correspondence (to the extent GPC Biotech’s agreement with such GPC Biotech Counter-Party prohibits providing Licensee with such correspondence), except for any such correspondence that relates to matters that could reasonably be expected to have a material adverse effect on the Product Labeling in the Licensee Territory which must be provided to Licensee notwithstanding the foregoing.

(c) Adverse Event Experiences. Without limitation to anything contained in this Section 2.4.4, each Party shall provide to the other Party documentation concerning Adverse Event Experiences required to be reported to a Regulatory Authority pursuant to Applicable Law in accordance with Article 9.

2.4.5 Meetings with Regulatory Authorities. Each Party shall provide the other Party with prior written notice of any Major Meeting promptly after the Party receives notice of the scheduling of such Major Meeting, when practicable, within such time period as may be necessary in order to give the other Party a reasonable opportunity to attend such Major Meeting. GPC Biotech shall be entitled to have reasonable representation present at, and subject to Section 2.4.6, to participate in at its expense, all such Major Meetings relating to the Licensed Product in the Licensee Territory; provided, however, that with respect to Major Meetings relating to Unilateral Activities of Licensee, GPC Biotech shall be entitled to attend at its expense all such Major Meetings strictly as a silent observer. Licensee shall be entitled to attend at its expense all such Major Meetings with the FDA relating to the Licensed Product in the GPC Biotech Territory strictly as a silent observer unless GPC Biotech otherwise agrees in writing to permit Licensee to participate actively in any such meeting; provided, however, that GPC Biotech shall have no obligation under this Section 2.4.5 to permit Licensee to attend any such Major Meeting to the extent it results from or otherwise relates to Unilateral Activities of GPC Biotech; provided, further, that in the event that GPC Biotech enters into an agreement with a GPC Biotech Counter-Party, GPC Biotech shall have no further obligation to permit Licensee to attend Major Meetings (to the extent GPC Biotech’s agreement with such GPC Biotech Counter-Party prohibits such attendance), except where the subject of such Major Meeting relates to matters that could reasonably be expected to have a material adverse effect on the Product Labeling in the Licensee Territory in which case Licensee shall continue to have the rights specified herein. The Parties, through the JDC, shall use reasonable efforts to agree in advance on the scheduling of such Major Meetings and, in the case of Major Meetings with respect to the Licensee Territory, on the objectives to be accomplished at, GPC Biotech’s active role with respect to, and the agenda for, such meetings. Each Party shall promptly forward to the other Party copies of all meeting minutes and summaries of all Major Meetings, as well as any significant written communications received from representatives of the Regulatory Authorities relating thereto.

2.4.6 Pricing and Reimbursement Approvals. Licensee shall take the lead in all pricing and reimbursement approval proceedings relating to the Licensed Product in the

Licensee Territory; provided that GPC Biotech shall have the right to have one (1) representative attend all meetings with Regulatory Authorities relating to pricing and reimbursement approvals strictly as a silent observer, but only if GPC Biotech’s presence is permitted by the relevant Regulatory Authority and is not otherwise prohibited by Applicable Law. Licensee shall provide GPC Biotech with reasonable advance notice of all such meetings and advance copies of all related documents (including documents to be submitted in connection with pricing and reimbursement approvals) and other relevant information relating to such meetings.

2.4.7 Regulatory Records. Licensee and GPC Biotech each shall maintain, or cause to be maintained, records of its respective Development activities with respect to the Licensed Product in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of its respective Development activities, and which shall be retained by such Party for at least three (3) years after the termination of this Agreement, or for such longer period as may be required by Applicable Law. Each Party shall have the right, during normal business hours and upon reasonable notice, to inspect and copy any such records, except to the extent that a Party reasonably determines that such records contain Confidential Information that is not licensed to the other Party, or to which the other Party does not otherwise have a right hereunder. Licensee shall provide GPC Biotech with such additional information regarding the Licensee Activities as GPC Biotech may reasonably request from time to time.

2.5 Plan Amendments; Unilateral Development.

2.5.1 Criteria for Amendments to the Development Plan. Either Party, through its representatives on the JDC, may propose amendments to the Development Plan, including modifications to a Clinical Study or Post Approval Study already initiated and ongoing under the Development Plan or the addition of new Clinical Studies for Additional Indications for the Licensed Product (including for a higher line of therapy for an indication that is already under Development) and Post Approval Studies for the Licensed Product. Any material amendment proposed by a Party to the Development Plan with respect to a Clinical Study or Post Approval Study must meet the following criteria, as applicable:

(a) Any proposed Exploratory Study, or any material amendment thereto, whether or not contemplated in the Development Plan as of the Effective Date, shall be designed to comply with all applicable regulatory guidelines of both the FDA and the EMEA;

(b) Any proposed Post Approval Study, or any material amendment thereto, whether or not contemplated in the Development Plan as of the Effective Date, shall be designed to satisfy all applicable regulatory requirements of both the FDA and the EMEA;

(c) Any proposed Registrational Study, whether or not contemplated in the Development Plan as of the Effective Date, shall be: (i) based on a scientific rationale supported by the results of an Exploratory Study; and (ii) designed to satisfy regulatory requirements of both the FDA and the EMEA, including, where applicable, conforming to any scientific advice obtained by a Party from Regulatory Authorities in its portion of the Territory. Any proposed Registrational Study that is not contemplated in the Development Plan as of the

Effective Date must, in addition to the criteria in clause (i) and (ii) above, be for an indication having sufficient commercial potential in both the United States and Europe to justify conduct of the study taking into consideration the risks of adverse results.

(d) Any material amendment proposed by a Party with respect to a Registrational Study already initiated and ongoing under the Development Plan must be either suggested by Regulatory Authorities or otherwise required or reasonably necessary to obtain Regulatory Approval in the proposing Party’s portion of the Territory.

Notwithstanding the foregoing, either Party may propose a material amendment that does not meet the foregoing criteria if both Parties agree to the proposal. The Party that is proposing any amendment to the Development Plan pursuant to this Section 2.5.1 shall provide, at the other Party’s request, reasonable documentation to the JDC demonstrating that such amendment satisfies the foregoing criteria. Any Dispute in the JDC concerning whether a proposed amendment fails to meet the applicable criteria shall be referred to the JEC for resolution pursuant to Section 4.4.4, and, failing resolution by the JEC pursuant to Section 4.4.4 or by the Parties pursuant to Section 15.7.2(a)(iv), to arbitration in accordance with Section 15.7.4(b).

2.5.2 Unilateral Activities.

(a) With respect to any Clinical Study or Post Approval Study that satisfies the criteria set forth in Section 2.5.1, if either Party (the “Opting-Out Party”), pursuant to the terms of Section 2.6, opts-out (each, an “Opt-Out”) of: (a) any modification of a (i) Clinical Study or (ii) a Post Approval Study, in each case ((i) and (ii)) already initiated and ongoing under the Development Plan; or (b) initiation of (i) a Clinical Study (including a Registrational Study), or (ii) a Post Approval Study, in each case ((i) and (ii)) for any part of the Territory, the Party (the “Developing Party”) desiring to proceed with such activities (“Proposed Unilateral Activities”) shall prepare and provide to the JDC a proposed development plan and budget with respect thereto. Such proposed development plan and budget shall in each case be in a format and with such detail corresponding to the Development Plan in effect at such time. If the JDC determines or it is otherwise determined that any such Proposed Unilateral Activities comply and are otherwise consistent with Section 2.5.3, then such activities shall be deemed to be “Unilateral Activities” hereunder, and the Developing Party shall have the right to proceed with such Unilateral Activities in accordance with the terms and conditions of this Agreement.

(b) Notwithstanding the foregoing, either Party may propose to the JDC as a Unilateral Activity a Clinical Study or Post Approval Study that is scientifically reasonable but does not satisfy the requirements of Section 2.5.1. In such event, the Parties may agree to incorporate such Clinical Study in the Development Plan as a joint activity hereunder or the proposing Party may conduct such Clinical Study or Post Approval Study as a Unilateral Activity. For purposes of this Agreement, the Party that is conducting such Unilateral Activity shall be deemed the Developing Party with respect to such Unilateral Activity and the other Party shall be deemed to be the Opting-Out Party with respect to such Unilateral Activity following confirmation from the other Party that it did not wish to Opt-In.

2.5.3 Limitations on Unilateral Activities. Notwithstanding anything contained in this Section 2.5, Licensee shall not have the right to conduct any Clinical Study or Post Approval Study with respect to the Licensed Product for its portion of the Territory where the proposed protocol of such study creates an unreasonable risk of adverse results that could reasonably be expected to have a material adverse effect on the Development or Commercialization of Licensed Product in the GPC Biotech Territory, including with respect to the ability of GPC Biotech to obtain or maintain Regulatory Approval for the Licensed Product for the Initial Indication or an Additional Indication in any country in such territory. Any Dispute in the JDC concerning whether such study could reasonably be expected to have such effect shall be referred to the JEC for resolution pursuant to Section 4.4.4, and, failing resolution by the JEC pursuant to Section 4.4.4 or by the Parties pursuant to Section 15.7.2(a)(v), to arbitration in accordance with Section 15.7.4(b).

2.5.4 Costs of Unilateral Activities. In the case of Unilateral Activities (a) the Developing Party shall bear the sole cost and expense of such Unilateral Activities, and (b) the Opting-Out Party shall have no further financial obligation to support or otherwise fund any efforts in respect of such Unilateral Activities, unless it Opts-In pursuant to Section 2.5.6.

2.5.5 Limitation on Rights to Clinical Data. With respect to any Unilateral Activities, the Opting-Out Party, notwithstanding the right of reference granted in Section 5.1.3 or 5.6, as applicable, shall not have the right to use or reference any Clinical Data or other information resulting from such Unilateral Activities to support an application for Regulatory Approval for the Licensed Product unless such Party Opts-In pursuant to Section 2.5.6, provided that if the inclusion of such Clinical Data or other information is required solely to comply with a requirement to report worldwide clinical studies to Regulatory Authorities in a filing seeking or maintaining a Regulatory Approval of the Licensed Product, the Opting-Out Party shall have the right to use such data and other information solely for such purpose and such use shall not trigger an Opt-In or other cost-sharing pursuant to Section 2.5.6.

2.5.6 Opt-In Rights.

(a) In General. The Opting-Out Party shall have the right to opt-in (“Opt-In”) with respect to any Unilateral Activities for which such Party Opted-Out at any time within fifty (50) days after receipt by the Opting-Out Party of a Completion Notice with respect thereto, in each case in accordance with this Section 2.5.6 (such period, the “Opt-In Exercise Period”); provided, that in each case the Opting-Out Party shall be required at the time of Opt-In with respect to any Unilateral Activities relating to a particular indication, to Opt-In with respect to (i) such Unilateral Activities, and (ii) any other Unilateral Activities with respect to such indication that are being conducted at such time or that previously were conducted by the Developing Party (“Related Unilateral Activities”). For clarity, the Opting-Out Party shall be permitted to Opt-In with respect to Related Unilateral Activities described in clause (ii) of this Section 2.5.6(a), notwithstanding the fact that the Opt-In Exercise Period with respect to Related Unilateral Activities may have earlier terminated without the Opting-Out Party’s having exercised an Opt-In with respect to such Related Unilateral Activities.

(b) Opt-In Exercise. With respect to any Unilateral Activities conducted by the Developing Party, promptly after the completion thereof the Developing Party shall prepare a report that includes a reasonable summary of the data and top-line results with respect thereto and provide such report to the Opting-Out Party, together with a notice of completion of such Unilateral Activities (each a “Completion Notice”). The Completion Notice shall be accompanied by a written statement of costs and expenses (the “Unilateral Activity Cost Statement”) incurred by the Developing Party in connection with such Unilateral Activities and any Related Unilateral Activities through the last day of the Calendar Quarter immediately preceding the Calendar Quarter in which such notice is provided (such date, the “Statement Cut-Off Date”). In the event that the Opting-Out Party has an interest in Opting-In with respect to any Unilateral Activities, it shall provide written notice thereof to the other Party within the Opt-In Exercise Period (an “Opt-In Exercise Notice”). Thereafter, not later than sixty (60) days after receiving the Opt-In Exercise Notice, the Developing Party shall provide to the Opting-Out Party a statement of costs and expenses incurred by the Developing Party in connection with such Unilateral Activities for the period commencing on the day after the Statement Cut-Off Date and ending on the date of receipt of the Opt-In Exercise Notice, and the Opting-Out Party shall within sixty (60) days of the receipt of such statement make a payment to the Developing Party equal to [...***...] the Opting-Out Party’s funding contribution would have been had the Developing Party’s total costs and expenses with respect to such activity (and any Related Unilateral Activities) been Collaboration Costs, up to a maximum of [...***...]of the total costs and expenses of the Unilateral Activity. From and after the Developing Party’s receipt of the Opt-In Exercise Notice from the Opting-Out Party, such Unilateral Activities shall cease to be Unilateral Activities and shall be deemed Development activities under the Development Plan, and the Parties shall share all such costs and expenses as Collaboration Costs in accordance with Section 6.1.1.

2.6 Opt-Out Rights.

2.6.1 Contemplated Exploratory Studies or Post Approval Studies.

(a) GPC Biotech shall have the right to Opt-Out for any reason with respect to the initiation of any Exploratory Study or Post Approval Study proposed by Licensee.

(b) Licensee shall have the right to Opt-Out with respect to the initiation of any Exploratory Study or Post Approval Study proposed by GPC Biotech only if: (i) the total amount that Licensee has paid to GPC Biotech pursuant to Section 6.1 with respect to the SPARC Study and any Selected Development Activities (including such Licensee payments for expenses incurred in connection with the Development activities under the Development Plan not allocated to a particular Clinical Study or Post Approval Study), exceeds [...***...] (the “Initial Opt-Out Threshold”); or (ii) there is no reasonable scientific rationale for such proposed study. For clarity, except as otherwise provided in Section 2.6.3, if, with respect to any Exploratory Studies or Post Approval Studies, Licensee is not permitted to Opt-Out pursuant to this Section 2.6.1 prior to the initiation thereof, Licensee shall not have the right subsequently to Opt-Out of such Exploratory Studies or Post Approval Studies as a result of the actual amounts paid by Licensee with respect to the SPARC Study and Selected Development Activities exceeding the Initial Opt-Out Threshold as a result of any overruns included within Collaboration Costs pursuant to Section 2.3.2.

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2.6.2 Contemplated Registrational Studies.

(a) GPC Biotech shall have the right to Opt-Out for any reason with respect to the initiation of any Registrational Study proposed by Licensee.

(b) Licensee shall have the right to Opt-Out with respect to the initiation of any Registrational Study proposed by GPC Biotech only if: (i) Licensee’s share of the total estimated costs of such Registrational Study is projected to exceed the Registrational Study Budgeted Funding Commitment; (ii) in the case of a Registrational Study for an Additional Indication, the available Clinical Data from Exploratory Studies relating to such Additional Indication does not support the asserted scientific rationale for such Registrational Study; (iii) the SPARC Study is a Non-Approvable Study with respect to the European Union and Licensee elects to conduct as a Unilateral Activity of Licensee an additional Registrational Study for the Initial Indication (a “Licensee Initial Indication Study”); (iv) GPC Biotech has elected not to pursue any additional Registrational Studies pursuant to Section 2.1.2(c) and Licensee elects to conduct as a Unilateral Activity of Licensee an additional Registrational Study for approval of an Additional Indication in the Licensee Territory; or (v) at such time, the Parties are in agreement as to the initiation of another Registrational Study other than the SPARC Study under the Development Plan.

(c) Licensee shall not have the right to Opt-Out, in reliance on Section 2.6.2(b)(i), with respect to a Registrational Study proposed by GPC Biotech if GPC Biotech agrees in writing to increase the share of the Collaboration Costs that GPC Biotech otherwise would have an obligation to bear pursuant to Section 6.1.1 (i.e., sixty-five percent (65%)) with respect to such study and activities and to decrease the share of the Collaboration Costs that Licensee otherwise would have an obligation to bear with respect thereto pursuant to Section 6.1.1 (i.e., thirty-five percent (35%)), in each case by an amount sufficient to ensure that, taking account of such adjusted shares, the Collaboration Costs projected for the proposed Registrational Study would not result in Licensee’s funding obligation with respect to such budgeted Collaboration Costs exceeding the Registrational Study Budgeted Funding Commitment. Any such share adjustment shall apply with respect to the budgeted Collaboration Costs for such additional Registrational Study, and to the actual Collaboration Costs specifically identifiable or reasonably allocable to such additional Registrational Study, and the calculation of any overruns with respect to such Collaboration Costs, but for no other purpose. In the event of any Dispute between the Parties with respect to whether the Collaboration Costs projected for the proposed Registrational Study would result in Licensee’s funding obligation exceeding the Registrational Study Budgeted Funding Commitment, such Dispute shall be resolved pursuant to Section 15.7.4(b).

(d) If, in reliance on Section 2.6.2(b)(iii), Licensee Opts-Out of any Registrational Study proposed by GPC Biotech and Licensee fails to use Commercially Reasonable Efforts to commence, conduct and complete the Licensee Initial Indication Study within a reasonable time, GPC Biotech shall have the right, upon thirty (30) days’ written notice to Licensee, to cause Licensee to Opt-In with respect to the Registrational Study for an Additional Indication with respect to which Licensee previously Opted-Out and with respect to any Related Unilateral Activities for such indication. Such Opt-In shall be deemed to be made pursuant to Section 2.5.6(b) (regardless of any prior termination or expiration of the Opt-In

Exercise Period with respect to such study) as of the date on which Licensee receives from GPC Biotech such notice (and a statement of costs and expenses incurred to date by GPC Biotech in connection with such Registrational Study and any Related Unilateral Activities with respect to such Additional Indication). Licensee shall make a payment to GPC Biotech in the amount required pursuant to Section 2.5.6(b) no later than thirty (30) days after receiving from GPC Biotech such notice (and accompanying statement). In the event of any Dispute between the Parties with respect to whether Licensee has used Commercially Reasonable Efforts to commence, conduct and complete the Licensee Initial Indication Study within a reasonable time, such Dispute shall be resolved pursuant to Section 15.7.4(b).

2.6.3 Material Modifications to Existing Studies. If a proposed amendment to the Development Plan and Budget materially modifies any Clinical Study or Post Approval Study being conducted under the Development Plan, each Party shall have the right to Opt-Out of such Clinical Study or Post Approval Study on a going forward basis, subject to the provisions of Sections 2.6.1(b) and 2.6.2(b). Upon and following such Opt-Out by a Party, such activity shall be deemed a Unilateral Activity of the other Party for purposes of Section 2.5.5.

2.6.4 New Clinical Studies or Post Approval Studies. Each Party shall have the right to Opt-Out of any proposed new Clinical Study (including a Registrational Study) or Post Approval Study that is not contemplated in the Development Plan as of the Effective Date, subject to the provisions of Sections 2.6.1(b) and 2.6.2(b).

2.6.5 Notice of Opt-Out. The Opting-Out Party shall provide the other Party with written notice of the Opting-Out Party’s intention to Opt-Out not later than thirty (30) days after the JDC receives pursuant to Section 2.5.1 a written proposal for a new Clinical Study or Post Approval Study or a material modification to a Clinical Study or Post Approval Study being conducted under the Development Plan. In such event, the provisions of Section 2.5.2 shall apply to the conduct of such study as a Unilateral Activity. With respect to a material modification to a Clinical Study or Post Approval Study for which a Party has Opted-Out, any Collaboration Costs that have been incurred prior to the beginning of an Opt-Out Period shall not be reduced or refundable to the Opting-Out Party.

2.7 Supply of Licensed Product. Licensee shall purchase its supply of Licensed Product, and GPC Biotech agrees to supply to Licensee such quantities subject to the terms of the Supply Agreement.

ARTICLE 3

COMMERCIALIZATION

3.1 Commercialization of the Licensed Product.

3.1.1 In General. Except with respect to Joint Commercialization Activities, if any, Licensee shall have the sole right to Commercialize the Licensed Product in the Licensee Territory at its sole expense in accordance with the Commercialization Plan and shall do so in compliance with this Agreement and all Applicable Law. Joint Commercialization Activities, which are agreed by the Parties, shall be conducted by the Parties, in accordance with the Commercialization Plan and Budget and in compliance with Applicable Law.

3.1.2 Commercialization Obligations. Licensee shall use Commercially Reasonable Efforts: (a) to Commercialize the Licensed Product in each country in the Licensee Territory where conducting such activities would be Commercially Reasonable; and (b) without limitation to the foregoing, within ninety (90) days after obtaining all Regulatory Approvals necessary in such a country in the Licensee Territory for the Commercialization of the Licensed Product for the Initial Indication or any Additional Indication that is the subject of a Follow Up Registrational Study, to commence Commercialization of the Licensed Product in such country. Licensee shall allocate sufficient time, effort and skilled personnel to achieve the objectives of the Commercialization Plan and each Country Commercialization Plan.

3.1.3 Global Strategy.

(a) Within six (6) months after the Effective Date, the Parties shall jointly develop the global strategy for Commercializing Licensed Product throughout the Territory which strategy shall support the goal of maximizing Product revenue and profit in both the Licensee Territory and the GPC Biotech Territory and (i) shall be consistent with any approved Product Labeling for the Licensed Product and (ii) take into account, where Commercially Reasonable, any unique market characteristics of any of the Major Market Countries in Europe and the ANZ Territory (the “Global Strategy”). Any Dispute regarding the development of the Global Strategy shall be referred to the JEC for resolution pursuant to Section 4.4.4, and, failing resolution by the JEC pursuant to Section 4.4.4, shall be subject to resolution under Section 15.7.2(a)(ii).

(b) Licensee shall use Commercially Reasonable Efforts to ensure, wherever possible in keeping with its obligation to use Commercially Reasonable Efforts in the Commercialization of the Licensed Product, that the branding, positioning and messaging for the Licensed Product in the Licensee Territory is consistent with such Global Strategy for the Licensed Product; provided however, that Licensee may not act in any manner that is inconsistent with the Global Strategy with respect to the branding, positioning and messaging for the Licensed Product that could reasonably result in a material adverse effect on the Commercialization of the Licensed Product in the GPC Biotech Territory. Any Dispute in the JCC concerning whether the branding, positioning or messaging for the Licensed Product in the Licensee Territory is consistent with such Global Strategy or whether any action of the Licensee that is inconsistent with the Global Strategy with respect to the branding, positioning and messaging for the Licensed Product could reasonably result in a material adverse effect on the Commercialization of the Licensed Product in the GPC Biotech Territory shall be referred to the JEC for resolution pursuant to Section 4.4.4, and, failing resolution by the JEC pursuant to Section 4.4.4, shall be subject to resolution under Section 15.7.2(a)(vi).

3.1.4 Product Trademarks. Except with respect to the Corporate Names as provided in Section 3.4.2, Licensee and its Affiliates, Sublicensees and Distributors shall Commercialize the Licensed Product solely under the Product Trademarks designated by the JCC pursuant to Section 3.4.4.

3.2 Commercialization Plan and Implementation.

3.2.1 Commercialization Plan.

The Commercialization of the Licensed Product in the Licensee Territory and any Joint Commercialization Activities shall be conducted pursuant to a comprehensive multi-year plan and budget to be prepared by Licensee pursuant to Section 3.2.2 with respect to the Licensee Territory, and by the JCC pursuant to Section 4.3.2(d) with respect to any Joint Commercialization Activities, and approved by the JCC pursuant to Section 4.3.2(c) (the “Commercialization Plan”), which plan and budget shall be consistent with the Global Strategy and the Parties’ respective obligations set forth in Section 3.1. The Commercialization Plan shall include: for each Major Market Region and each Major Market Country in the Licensee Territory (i) general strategies for the promoting, Detailing, marketing and distribution of the Licensed Product, (ii) pre-launch commercialization activities and the expected date of launch, (iii) sales force size and allocation throughout the Licensee Territory, (iv) the expected frequency and position of Details to be carried out, (v) the nature of promotional activities and Licensed Product sampling activities, if any, (vi) market and sales forecasts for the Licensed Product, (vii) advertising, public relations and other promotional programs, including medical education programs such as professional symposia and speaker and peer-to-peer activity programs to be used in the Commercialization the Licensed Product, (viii) proposals for any Additional Indications or Post Approval Studies, (ix) projected Net Sales for Licensed Product, (x) reimbursement and pricing information, and (xi) plans regarding distribution and supply chain management; and (y) any Joint Commercialization Activities. The Parties agree that any forecasts provided by Licensee as part of the Commercialization Plan are Licensee’s good faith estimates based upon conditions then existing and shall not be binding upon Licensee.

3.2.2 Review and Approval. No later than twelve (12) months prior to the expected date of the first Regulatory Approval of the Licensed Product, Licensee shall prepare for review and approval by the JCC a proposed Commercialization Plan for the Licensed Product from the date of launch through the third anniversary of December 31 of the Calendar Year in which the first Drug Approval Application for the Licensed Product is expected to be approved in the Licensee Territory. The Joint Commercialization Committee shall review such proposed plan within sixty (60) days after receipt thereof and amend such plan to include any Joint Commercialization Activities, as provided in Section 4.3.2. Thereafter, Licensee shall, on or before September 30 of each Calendar Year, provide the JCC with proposed amendments to the Commercialization Plan, which, after the first anniversary of December 31 of the Calendar Year in which the first Drug Approval Application for the Licensed Product is approved in the Licensee Territory, shall include the Commercialization Plan for the Calendar Year commencing on the third anniversary of January 1 of the then-current Calendar Year. The Commercialization Plan may not be amended in any manner that materially reduces Licensee’s Commercialization efforts to be made in the next two (2) full Calendar Years following such amendment unless such reduction in efforts is justified by circumstances or events beyond Licensee’s control that have had or would reasonably be expected to have a material adverse impact on the market for or the commercial potential of the Licensed Product in the Licensee Territory or any relevant portion of the Licensee Territory. The JCC, or if there is a dispute in the JCC, the JEC, shall endeavor to obtain approval for any amendment or addition to the Commercialization Plan by no later than

November 30 of the Calendar Year in which it was proposed. Any Disputes resulting from review or approval of the Commercialization Plan or a Country Commercialization Plan shall be settled in accordance with Section 4.4.4 below, except with respect to disputes regarding Joint Commercialization Activities, for which the Parties must reach a mutually acceptable resolution (or otherwise discontinue such activities). Subject to the foregoing, the JCC may from time to time amend the Commercialization Plan with respect to the Joint Commercialization Activities. The Commercialization Plan and any amendment thereto shall be consistent with the Global Strategy.

3.2.3 Other Country Commercialization Plans. In addition to the Country Commercialization Plan with respect to the Major Market Countries, Licensee shall provide to the JCC for its review and comment copies of the commercialization plans prepared by Licensee in the regular course of its business with respect to any other countries in the Licensee Territory (each such plan a “Country Commercialization Plan”).

3.3 [...***...]. [...***....].

3.4 Promotional Materials and Activities.

3.4.1 In General. Except with respect to Promotional Materials that are jointly developed by the Parties pursuant to a Joint Commercialization Activity, Licensee shall be responsible for preparing all Promotional Materials used to support the Commercialization of the Licensed Product in the Licensee Territory, in consultation with the JCC. All such Promotional Materials shall be submitted to the JCC prior to use by Licensee; provided that the content of Promotional Materials, once submitted, need not be submitted again prior to re-use unless the Product Labeling for the Licensed Product applicable to such Promotional Materials has been changed since such prior submission date. All Promotional Materials shall be consistent with the Global Strategy, the Commercialization Plan, the applicable Country Commercialization Plan(s), Applicable Law and with the approved Product Labeling for the Licensed Product. Licensee shall be responsible for obtaining any approvals from the Regulatory Authorities in a country within the Licensee Territory required for the use of any Promotional Materials and shall submit all applicable Promotional Materials to the Regulatory Authorities in such country as required by Applicable Law.

3.4.2 Markings. All Promotional Materials, packaging and Product Labeling for the Licensed Product used by Licensee, its Affiliates, Sublicensees or Distributors in connection with the Licensed Product in any country in the Licensee Territory shall (a) comply with the requirements of Section 8.1(c) of the Spectrum Agreement and (b) contain (i) the Product Trademarks, (ii) Corporate Names of Licensee and (to the extent permitted by Applicable Law) GPC Biotech where practical with equal prominence, and (iii) if required by Applicable Law, the logo and corporate name of the manufacturer (collectively, the

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“Markings”). The manner in which the Markings are to be presented on Promotional Materials, packaging and Product Labeling for the Licensed Product shall be subject to (y) prior review and approval by the JCC and (z) Sections 5.1.5, 5.5, 5.6 and 8.1.6.

3.4.3 Audit. Upon request of GPC Biotech at reasonable intervals, Licensee shall provide to GPC Biotech copies or samples of any Promotional Materials, packaging and Product Labeling for the Licensed Product that have not been previously reviewed by GPC Biotech.

3.4.4 Product Trademarks. The JCC shall discuss the Parties’ use of the Product Trademarks with respect to Commercialization and may, from time to time, recommend and approve additional Trademarks, packaging designs and other trade dress in connection with the foregoing for use in the Licensee Territory. The JCC shall have the right to designate additional Product Trademarks as may be reasonably required to address requirements under Applicable Law or to avoid adverse effects on the Commercialization of the Licensed Product in a particular country in the Licensee Territory resulting from local customs, language and other country-specific circumstances. For the avoidance of doubt, each such Trademark shall be treated as Product Trademark under the terms of this Agreement.

3.5 Statements and Compliance with Applicable Law.

3.5.1 Public Statements Regarding Licensed Product. Licensee shall be responsible for disseminating accurate information regarding the Licensed Product based on Product Labeling and Promotional Materials for the Licensed Product (and for causing its Affiliates, Sublicensees and Distributors to so disseminate such accurate information). In exercising its rights pursuant to this Article 3, Licensee shall seek to prevent claims or representations in respect of the Licensed Product or the characteristics of the Licensed Product (e.g., safety or efficacy) being made by or on behalf of it or its Affiliates, Sublicensees or Distributors (by members of its or their sales force or otherwise) that do not represent an accurate or fairly balanced summary or explanation of the Product Labeling for the Licensed Product in the country in question.

3.5.2 Sales Force Compliance. Licensee shall instruct its sales representatives to and shall use Commercially Reasonable Efforts to train and monitor its sales representatives so that such sales representatives, (i) use only Promotional Materials (without any addition, deletion or other modification) approved for use under Section 3.4.1 for the promotion of the Licensed Product in the Licensee Territory, (ii) limit claims of efficacy and safety for the Licensed Product to those that are consistent with Applicable Law and with approved (by the appropriate Regulatory Authority) promotional claims in Product Labeling and Promotional Materials for the Licensed Product, and not add, delete or otherwise modify claims of efficacy and safety in the promotion of the Licensed Product in any respect from those claims of efficacy and safety that are contained in such approved Product Labeling and Promotional Materials and (iii) Commercialize the Licensed Product in accordance in all material respects with Applicable Law.

3.5.3 Medical and Other Inquiries. The Licensee shall be responsible for responding to all medical questions or inquiries from customers or others in the Licensee Territory relating to the Licensed Product sold in Licensee Territory. The Licensee shall keep such records and make such reports as are reasonably necessary to document such communications in compliance with all Applicable Law.

3.5.4 Compliance with Laws. Licensee shall comply with all Applicable Law with respect to the Commercialization of Licensed Product. Neither Party shall be required to undertake any activity relating to the Commercialization of the Licensed Product that it believes, in good faith, may violate Applicable Law. Licensee shall in all material respects conform its practices and procedures relating to educating the medical community in the Licensee Territory with respect to the Licensed Product to any applicable industry association regulations, policies and guidelines, as the same may be amended from time to time and shall comply with Applicable Law with respect thereto.

3.6 Use of Distributors. Notwithstanding any other term or condition of this Agreement to the contrary, Licensee shall not use Distributors to Commercialize the Licensed Product in any country in the Licensee Territory, except in the countries listed in Exhibit B hereto, which may be amended from time to time, upon mutual written agreement of the Parties.

3.7 Sales and Distribution in Licensee Territory. Licensee shall be solely responsible for invoicing and booking sales, establishing all terms of sale (including pricing and discounts) and warehousing and distributing the Licensed Product in the Licensee Territory and shall perform all related services, in each case in a manner consistent with the terms and conditions of this Agreement. Licensee shall also be solely responsible for handling all returns, recalls or withdrawals in accordance with Article 10, order processing, invoicing and collection, distribution and inventory and receivables in the Licensee Territory.

3.8 Unauthorized Sales. Licensee with respect to the Licensee Territory, and GPC Biotech with respect to the GPC Biotech Territory (a) shall, and shall cause its Affiliates, sublicensees and distributors to, distribute, market, promote, offer for sale and sell the Licensed Product only in its respective part of the Territory, and (b) shall not, and shall not permit its Affiliates, sublicensees or distributors to, distribute, market, promote, offer for sale or sell the Licensed Product directly or indirectly (i) to any Person outside its part of the Territory or (ii) to any Person inside its part of the Territory that (1) is reasonably likely to directly or indirectly distribute, market, promote, offer for sale or sell the Licensed Product outside its part of the Territory or assist another Person to do so or (2) has directly or indirectly distributed, marketed, promoted, offered for sale or sold the Licensed Product outside its part of the Territory or assisted another Person to do so. If Licensee, its Affiliates or any Sublicensees or Distributors receives any orders for the Licensed Product for the GPC Biotech Territory, such Person shall refer such orders to GPC Biotech. If GPC Biotech, its Affiliates or any sublicensees or distributors receives any orders for the Licensed Product for the Licensee Territory, such Person shall refer such orders to Licensee. Notwithstanding the foregoing, if any part of the European Union becomes part of the GPC Biotech Territory during the term of this Agreement, the foregoing obligations of this Section 3.8 shall not apply in relation to such territory and shall be replaced by the following: Licensee shall not actively solicit orders from customers based in such territory unless the rights to such territory are no longer held exclusively by GPC Biotech or one of its licensees. For the purposes of the preceding sentence, “actively solicit” includes, but is not limited to, the use of direct mail, calling on customers, placing advertisements or making other promotions specifically targeted at customers in such territory, or establishing warehouses or distribution outlets in such territory.

3.9 Reporting. Licensee shall prepare and maintain complete and accurate records regarding Commercialization of the Licensed Product in the Licensee Territory and shall provide to GPC Biotech and the JCC a detailed report regarding such Commercialization at least twice per Calendar Year. Such report shall contain sufficient detail to enable GPC Biotech to assess Licensee’s compliance with the Global Strategy, the Commercialization Plan and the applicable Country Commercialization Plan(s) including: (i) Licensee’s activities with respect to achieving its general strategies for the promoting, detailing and marketing of the Licensed Product in such country(ies); (ii) pre-launch Commercialization activities; (iii) sales force size and allocation; (iv) the nature of promotional activities and Licensed Product sampling activities conducted, if any; (v) market and sales reports for the Licensed Product; (vi) an approximate number and position of Details carried out in the applicable period; (vii) the conduct of advertising, public relations and other promotional programs, including professional symposia and speaker and peer to peer activity programs used in the Commercialization of the Licensed Product; (viii) Net Sales of Licensed Product in the Licensee Territory; and (ix) actual expenditures with respect to the budgets set forth in the Commercialization Plan and Country Commercialization Plan, including the Commercialization Budget. Licensee shall provide GPC Biotech with such additional information regarding the Commercialization of the Licensed Product as GPC Biotech may reasonably request from time to time.

3.10 Commercialization Budget. Except for Joint Commercialization Activities, Licensee shall be responsible for Commercialization in the Licensee Territory at its own cost and expense. The budget for Joint Commercialization Activities shall be set forth in the Commercialization Plan, as provided in Section 3.2.1.

3.10.1 Amendment of the Commercialization Budget. The Joint Commercialization Committee shall review the Commercialization Budget at least annually, and shall make modifications thereto to reflect any changes to ongoing Joint Commercialization Activities or any unforeseen events. With respect to any such changes or unforeseen events, each Party shall, in consultation with the other Party, prepare and submit to the JCC a proposed budget in a format to be agreed by the Parties for the new or changed Joint Commercialization Activities, which budget shall include line item estimates of Collaboration Costs broken down on a Calendar Year basis.

3.10.2 Cost Overruns.

(a) In any Calendar Year, each Party shall promptly inform the other Party upon such Party determining that it is likely to overspend or underspend by more than ten percent (10%) its respective total Collaboration Costs set forth in the Commercialization Budget for that Calendar Year.

(b) If in any such Calendar Year a Party exceeds its budgeted costs and expenses by more than ten percent (10%), the Party that has so exceeded its budget shall provide to the JCC and to the JEC (if the matter is escalated to the JEC because it cannot be resolved by the JCC) a full explanation for exceeding the Commercialization Budget. If and to the extent that any such overspend (i) was outside the reasonable control of the applicable Party, or (ii) resulted from a reasonable or necessary acceleration of Joint Commercialization Activities within a particular Calendar Year, some or all of which activities had been expected to occur in a subsequent Calendar Year; then (in each case (i) and (ii)), provided the applicable Party has promptly notified the other Party of such overspend and, in the case of overspends covered by clause (i) of this Section 3.10.2(b), used reasonable efforts to mitigate the size of such overspend, such overspend shall be included in Collaboration Costs and shared by the Parties pursuant to Section 6.1.1.

(c) To the extent that any overspend is not included in Collaboration Costs as provided in this Section 3.10.2, the Party that has exceeded its budget by more than ten percent (10%) for a Calendar Year shall be solely responsible for the overspend.

3.11 GPC Biotech Territory. Licensee acknowledges and agrees that (a) GPC Biotech retains all rights to Exploit the Licensed Product in the GPC Biotech Territory and to Develop and Manufacture the Licensed Product in the Territory in connection therewith, and (b) GPC Biotech has and retains the right to enter into agreements or other arrangements with one or more Third Parties with respect to such Exploitation, Development and Manufacture, including license agreements, co-promotion agreements and supply agreements. GPC Biotech shall have the right to delegate one or more of its obligations with respect to activities conducted pursuant to this Agreement, in whole or in part, to any such Third Party and Licensee shall cooperate with such Third Party. GPC Biotech hereby guarantees the performance in accordance with the terms of this Agreement of any such Third Party to which GPC Biotech delegates obligations under this Agreement, and any such delegation shall not relieve GPC Biotech of its obligations under this Agreement, except to the extent they are satisfactorily performed by such Third Party.

ARTICLE 4

COLLABORATION MANAGEMENT

4.1 Joint Executive Committee (JEC). Within thirty (30) days after the Effective Date, the Parties shall establish a joint executive committee (the “Joint Executive Committee” or “JEC”), which shall: (a) oversee the Development of the Licensed Product in the Territory, the Commercialization of the Licensed Product in the Licensee Territory and the Joint Commercialization Activities; (b) resolve Disputes that may arise in the JDC or the JCC; (c) coordinate the Parties’ activities under this Agreement, including oversight of the JDC and JCC; (d) review and approve decisions regarding Development and Commercialization of the Licensed Product as set forth in this Agreement, including Sections 6.1.5, 8.2.5, 8.4.1 and 11.6; (e) create such other committees with such responsibilities as the Parties may mutually agree to from time to time, such as, by way of example, a joint patent committee or joint manufacturing committee; and (f) perform such other functions as are set forth herein with respect to the JEC, or as the Parties may mutually agree in writing. The JEC shall have the membership and shall operate by the procedures set forth in Section 4.4.1. Each Party shall designate its initial members of the JEC within thirty (30) days after the Effective Date by written notice to the other Party.

4.2 Joint Development Committee (JDC).

4.2.1 Formation and Purpose. Within thirty (30) days after the Effective Date, the Parties shall form a joint development committee (the “Joint Development Committee” or “JDC”) to oversee, coordinate and expedite the Development of, and the filing of Drug Approval Applications and other regulatory filings for, the Licensed Product in the Territory in order to obtain and maintain Regulatory Approvals in the Licensee Territory. The JDC shall also facilitate the flow of information with respect to Development activities being conducted for the Licensed Product and direct and supervise all Clinical Studies and Post Approval Studies for the Licensed Product conducted under the Development Plan. The JDC shall have the membership and shall operate by the procedures set forth in Section 4.4.1. Each Party shall designate its initial members of the JDC within thirty (30) days after the Effective Date by written notice to the other Party.

4.2.2 Specific Responsibilities of the JDC. In support of its responsibility for overseeing, coordinating and expediting the Development of, and regulatory filings for, the Licensed Product, the JDC shall: (a) review and, if necessary, amend the Development Plan and Development Budget from time to time, but no less frequently than once per Calendar Year; (b) establish a worldwide strategy for the Development and Regulatory Approval of the Licensed Product, consistent with the applicable Development Plan and Budget; (c) direct and supervise the implementation of the Development Plan for the Licensed Product; (d) review and approve the statistical analysis plans and protocols for all Clinical Studies for the Licensed Product conducted under the Development Plan and, in consultation with the JCC, Post Approval Studies for the Licensed Product conducted under the Development Plan, and any revisions thereto (in each case other than with respect to Unilateral Activities); (e) review and discuss the development plan for and execution of any Unilateral Activities; (f) review all proposed Product Labeling; (g) review all proposed Drug Approval Applications and other filings with the Regulatory Authorities with respect to Regulatory Approvals in the Licensee Territory; (h) monitor the progress of all Clinical Studies and Post Approval Studies for the Licensed Product, including reviewing costs and activities against the Development Plan and Budget; (i) facilitate the exchange of all information and data relating to all Clinical Studies, Post Approval Studies and other Development activities for the Licensed Product; (j) consult and coordinate with the JCC to assure a smooth transition from Development to Commercialization of the Licensed Product for each indication and with respect to Post Approval Studies or the proposed Development of Additional Indications and lines of therapy for the Licensed Product; (k) consult with the JCC with respect to such other matters as may have an effect on the Commercialization of the Licensed Product; (l) provide updates on JDC’s activities and achievements to the JEC no less often than each Calendar Quarter during the term of this Agreement; and (m) perform such other functions as are set forth herein or as the Parties may mutually agree in writing, except where in conflict with any provision of this Agreement.

4.3 Joint Commercialization Committee (JCC).

4.3.1 Formation and Purpose. GPC Biotech and Licensee shall establish a joint commercialization committee (the “Joint Commercialization Committee” or “JCC”) and hold the initial meeting of the JCC, as provided in Section 4.4.2, within ninety (90) days after the Effective Date, which Committee shall coordinate and oversee the Commercialization of the Licensed Product in the Licensee Territory to ensure consistent branding, messaging and positioning of the Licensed Product on a worldwide basis in accordance with the Global Strategy and direct any Joint Commercialization Activities undertaken by the Parties in accordance with Article 3. The JCC shall have the membership and shall operate by the procedures set forth in Section 4.4.1. Each Party shall designate its initial members of the JCC within thirty (30) days after the Effective Date by written notice to the other Party.

4.3.2 Specific Responsibilities of the JCC. In support of its responsibility for coordinating and overseeing the Commercialization of the Licensed Product in the Licensee Territory and directing any Joint Commercialization Activities, the JCC shall: (a) review and provide a forum for the Parties to discuss the Global Strategy; (b) oversee the implementation of the Global Strategy by Licensee in the Licensee Territory; (c) review and approve the Commercialization Plan and Budget and determine conformance of the foregoing with the Global Strategy; (d) identify any activities that will be jointly performed by mutual written agreement of the Parties in support of Commercialization of the Licensed Product in the Territory (the “Joint Commercialization Activities”) and prepare and approve such portions of the Commercialization Plan and Budget with respect thereto; (e) review advertising materials and strategies and Promotional Materials to be used in the Licensee Territory, and Markings and Trademark usage with respect to the Licensed Product in the Licensee Territory and determine conformance with the Global Strategy; (f) facilitate the flow of information with respect to the Commercialization of the Licensed Product between the Parties; (g) review the periodic reports provided by Licensee pursuant to Section 3.9 and otherwise monitor Licensee’s activities under, and compliance with, the Commercialization Plan and Budget and each Country Commercialization Plan; (h) consult with the JDC with respect to all proposed Product Labeling for the Licensed Product; (i) consult with the JDC with respect to Commercialization issues that may arise with respect to the Development of the Licensed Product; (j) review all (i) Drug Approval Applications and other filings with the Regulatory Authorities with respect to Regulatory Approvals for the Licensed Product in the Licensee Territory, (ii) Post Approval Studies for the Licensed Product and Additional Indications and lines of therapy with respect to the Licensed Product and (iii) otherwise work to assure a smooth transition from Development to Commercialization of the Licensed Product for each indication; (k) provide updates on the JCC’s activities and achievements to the JEC no less frequently than each Calendar Quarter during the term of this Agreement; and (l) perform such other functions as are set forth herein or as the Parties may mutually agree in writing.

4.4 General Provisions Governing Committees. The following general provisions shall govern the conduct of the JEC, JDC, JCC and such other committees as the JEC may establish from time to time under this Agreement (each, a “Committee”), except as otherwise expressly provided elsewhere in this Agreement or as agreed to by the Parties in writing:

4.4.1 Membership. Each Committee shall include an equal number of representatives from each of the Parties, each with the requisite experience and seniority to enable them to make decisions on behalf of the Parties with respect to the issues falling within the jurisdiction of such Committee. From time to time, each Party may substitute one or more of its representatives to a Committee on written notice to the other Party. GPC Biotech shall designate one of its representatives on the JEC and JDC to serve as chairperson of such Committees and Licensee shall designate one of its representatives to serve as chairperson of the JCC, which designation such Party may change from time to time by written notice to the other Party. GPC Biotech shall have the right to designate as its representatives on a Committee one or more representatives of Spectrum Pharmaceuticals, Inc. or any GPC Biotech Counter-Party.

4.4.2 Meetings and Minutes. Each Committee shall meet quarterly, or as otherwise agreed to by the Parties, with the location of such meetings alternating between locations designated by GPC Biotech and locations designated by Licensee, provided that each Committee may meet by teleconference if in-person meetings are not feasible. The chairperson of the Committee shall be responsible for calling meetings, provided that the chairperson shall call a meeting of the Committee promptly upon the reasonable request of Licensee, in the case of the JEC or JDC, or GPC Biotech, in the case of the JCC. The Parties shall provide to the other Party proposed agenda items along with appropriate information at least ten (10) Business Days in advance of each meeting of the applicable Committee; provided that under exigent circumstances requiring Committee input, a Party may provide its agenda items to the other Party within a shorter period of time in advance of the meeting, or may propose that there not be a specific agenda for a particular meeting, so long as such other Party consents to such later addition of such agenda items or the absence of a specific agenda for such Committee meeting, such consent not to be unreasonably withheld or delayed. The Party that designates the location of a meeting shall prepare and circulate for review and approval of the Parties minutes of such meeting within ten (10) Business Days after such meeting. The Parties shall agree on the minutes of each meeting promptly, but in no event later than the next meeting of the applicable Committee.

4.4.3 Procedural Rules. A Committee shall have the right to adopt such standing rules as shall be necessary for its work to the extent that such rules are not inconsistent with this Agreement. A quorum of a Committee shall exist whenever there is present at a meeting at least one representative appointed by each Party. Members of a Committee may attend a meeting either in person or by telephone, video conference or similar means in which each participant can hear what is said by, and be heard by, the other participants. Representation by proxy shall be allowed. A Committee shall take action by consensus of the members present at a meeting at which a quorum exists, with each Party having a single vote irrespective of the number of representatives of such Party in attendance or by a written resolution signed by a representative of each of the members of the Committee. Employees or consultants of either Party that are not members of a Committee may attend any meeting of such Committee;

provided, however, that such attendees (a) shall not vote or otherwise participate in the decision-making process of such Committee and (b) are bound by obligations of confidentiality and non-disclosure equivalent to those set forth in Article 11.

4.4.4 Dispute Resolution. If a Committee (other than the JEC) cannot, or does not, reach consensus on an issue, then the dispute shall be referred to the JEC for resolution and a special meeting of the JEC may be called for such purpose. If the JEC cannot, or does not, reach consensus on an issue, including any dispute arising in another Committee, then the dispute resolution provisions set forth in Section 15.7 shall apply.

4.4.5 Limitations on Authority. Each Party shall retain the rights, powers and discretion granted to it under this Agreement and no such rights, powers, or discretion shall be delegated to or vested in a Committee unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing. No committee shall have the power to amend, modify or waive compliance with this Agreement, which may only be amended or modified as provided in Section 15.9 or compliance with which may only be waived as provided in Section 15.12.

4.4.6 Interactions Between Committees and Internal Teams. The Parties recognize that each Party possesses an internal structure (including various committees, teams and review boards) that will be involved in administering such Party’s activities under this Agreement. Each Committee shall establish procedures to facilitate communications between such Committee and the relevant internal committee, team or board of each of the Parties in order to maximize the efficiency of the Committees and the performance of the Parties of their obligations under this Agreement, including by requiring appropriate members of such Committee to be available at reasonable times and places and upon reasonable prior notice for making appropriate oral reports to, and responding to reasonable inquiries from, the relevant internal committee, team or board.

4.4.7 Alliance Managers.

(a) Appointment. Within thirty (30) days of the Effective Date, each Party shall appoint a single individual to act as a single point of contact between the Parties to assure a successful collaboration (each, an “Alliance Manager”). Each Party may change its designated Alliance Manager from time to time upon written notice to the other Party. Any Alliance Manager may designate a substitute to temporarily perform the functions of that Alliance Manager by written notice to the other Party.

(b) Responsibilities. The Alliance Managers shall attend all Committee meetings and support the representatives of each Committee in the discharge of their responsibilities. Alliance Managers shall be nonvoting participants in such Committee meetings, unless they are also appointed members of such Committee pursuant to Section 4.4.1; provided, however, that an Alliance Manager may bring any matter to the attention of any Committee if such Alliance Manager reasonably believes that such matter warrants such attention. Each Alliance Manager shall be charged with creating and maintaining a collaborative work environment within and among the Committees. In addition, each Alliance Manager: (i) shall be the point of first referral in all matters of conflict resolution; (ii) shall coordinate the relevant functional representatives of the Parties in developing and executing strategies and plans for the Licensed Product in an effort to ensure consistency and efficiency throughout the Territory; (iii) shall provide a single point of communication for seeking consensus both internally within the respective Parties’ organizations and between the Parties regarding key strategy and plan issues; (iv) shall identify and bring disputes to the attention of the appropriate Committee in a timely manner; (v) shall plan and coordinate cooperative efforts and internal and external communications; and (vi) shall take responsibility for ensuring that governance activities, such as the conduct of required Committee meetings and production of meeting minutes occur as set forth in this Agreement, and that relevant action items resulting from such meetings are appropriately carried out or otherwise addressed.

ARTICLE 5

GRANT OF RIGHTS

5.1 Grants to Licensee. Subject to the terms and conditions of this Agreement and the applicable terms and conditions of the Spectrum Agreement, GPC Biotech (on behalf of itself and its Affiliates) hereby grants to Licensee:

5.1.1 an exclusive (including with regard to GPC Biotech and its Affiliates), royalty-bearing license, with the right to grant sublicenses in accordance with Section 5.3, under the GPC Biotech Patents, the GPC Biotech Know-How, the Joint Patents (to the extent Controlled by GPC Biotech) and the Joint Know-How (to the extent Controlled by GPC Biotech) to obtain, maintain and hold Regulatory Approvals for and to Commercialize the Licensed Product in the Field in the Licensee Territory;

5.1.2 a royalty bearing, non-exclusive license, with the right to grant sublicenses in accordance with Section 5.3, under the GPC Biotech Patents, the GPC Biotech Know-How, the Joint Patents (to the extent Controlled by GPC Biotech) and the Joint Know-How (to the extent Controlled by GPC Biotech) to Develop (but not to Manufacture) the Licensed Product in the Field in the Territory as set forth in the Development Plan, and, subject to the provisions of Section 2.5 with respect to Unilateral Activities, solely for purposes of exercising its rights under Section 5.1.1;

5.1.3 subject to Section 2.5.5, an exclusive royalty-bearing license and right of reference in the Licensee Territory, with the right to grant further sublicenses and rights of reference to Sublicensees in accordance with Section 5.3, under GPC Biotech’s right, title and interest in and to any Regulatory Approvals, Drug Master File and all Regulatory Documentation that GPC Biotech may Control with respect to the Licensed Product as necessary to exercise its rights under the grants in Sections 5.1.1 and 5.1.2;

5.1.4 subject to Section 5.5, a royalty-bearing license, exclusive in the Licensee Territory, with the right to grant sublicenses in accordance with Section 5.3, to use the Product Trademarks as necessary to exercise its rights under the grants in Sections 5.1.1 and 5.1.2; and

5.1.5 subject to Sections 5.5 and 8.1.6, a non-exclusive, non-transferable (except to Affiliates or as the Parties may agree by mutual written consent, such consent not to be unreasonably withheld or delayed) license, without the right to grant sublicenses, except in connection with the grant of sublicenses pursuant to Section 5.3, to use certain of GPC Biotech’s Corporate Names as necessary to exercise its rights under the grants set forth in Sections 5.1.1 and 5.1.2, as specifically designated by GPC Biotech with respect to a country or as required by Applicable Law to identify GPC Biotech as having Developed, Manufactured or Commercialized the Licensed Product sold in such country, and for no other purpose.

Licensee acknowledges that (a) the GPC Biotech Know-How and the information included in the Drug Master Files and the Regulatory Documentation are secret and substantial and that without GPC Biotech Know-How, the Drug Master Files and the Regulatory Documentation Licensee would not be able to obtain and maintain Regulatory Approvals, (b) such Regulatory Approvals will allow Licensee to obtain and maintain Regulatory Exclusivity Periods with respect to the Licensed Product, (c) access to GPC Biotech Know-How, the rights with respect to the Drug Master Files and the Regulatory Documentation and such Regulatory Approvals and the license to the Product Trademark will provide Licensee with a competitive advantage in the marketplace beyond the exclusivity afforded by the GPC Biotech Patents and the Regulatory Exclusivity Period and (d) the milestone payments and royalties set forth in Sections 7.1.2 and 7.2 are, in part, intended to compensate GPC Biotech for such exclusivity and such competitive advantage. The Parties agree that the royalty rates set forth in Section 7.2 reflect a reasonable allocation of the values provided by GPC Biotech to Licensee.

5.2 Retention of Rights. Notwithstanding anything to the contrary in this Agreement, GPC Biotech retains all right, title and interest in and to the GPC Biotech Patents, the GPC Biotech Know-How, the Joint Patents (to the extent Controlled by GPC Biotech) and the Joint Know-How (to the extent Controlled by GPC Biotech), the GPC Biotech Corporate Name, the Drug Master Files, the Regulatory Documentation and the Product Trademarks as may be necessary or useful (a) to obtain, maintain and hold Regulatory Approvals for, and to market, sell, have sold and otherwise Commercialize, the Licensed Product in the GPC Biotech Territory, (b) to Develop and Exploit the Licensed Product in the Territory to exercise its rights and perform its obligations hereunder and to market, sell and have sold and otherwise Commercialize the Licensed Product in the GPC Biotech Territory, (c) to use and Exploit the Drug Master Files, Regulatory Documentation, Product Trademarks and GPC Biotech Corporate Name for any and all purposes, subject only GPC Biotech’s obligations expressly set forth hereunder with respect thereto, and (d) to Manufacture and have Manufactured the Licensed Compound and the Licensed Product in the Territory. Except as expressly provided herein, GPC Biotech grants no other right or license, including any rights or licenses to the GPC Biotech Patents, the GPC Biotech Know-How, Drug Master Files, the Regulatory Data, the Product Trademarks, the GPC Biotech Corporate Name, the Licensed Compound, any other Patent or Intellectual Property Rights or any Improvements to any of the foregoing not otherwise expressly granted herein.

5.3 Sublicenses. The rights and licenses granted to Licensee under Section 5.1 shall include the right to grant sublicenses (or further rights of reference to Sublicensees) in the Field in the Licensee Territory, only with GPC Biotech’s prior written consent (such consent not to be unreasonably withheld or delayed) and the consent of any applicable Third Party licensor to the extent required under any license agreement with such Third Party; provided, however, that: (a) Licensee undertakes to use all commercially reasonable efforts to procure the performance by any Sublicensee of the terms of each such sublicense and (b) any Sublicensee shall comply with the applicable terms and conditions of this Agreement and of the Spectrum Agreement. Licensee hereby guarantees the performance of its Affiliates, Distributors and permitted Sublicensees that are sublicensed as permitted herein, and the grant of any such sublicense shall not relieve the Licensee of its obligations under this Agreement, except to the extent they are satisfactorily performed by such Sublicensee. Any such permitted sublicenses shall be consistent with and subject to the terms and conditions of this Agreement. A copy of any sublicense agreement executed by Licensee (with financial terms redacted) shall be provided to the GPC Biotech within fourteen (14) days of its execution.

5.4 Right of First Negotiation. In the event that GPC Biotech Controls any Derivative Compound during the term of this Agreement for which there is clinical data demonstrating efficacy, GPC Biotech shall provide to Licensee written notice thereof (each, a “Compound Option Notice”), and Licensee shall have an exclusive option and right of first negotiation to obtain rights to Commercialize such Derivative Compound in the Licensee Territory in the Field by giving written notice to GPC Biotech within thirty (30) days after Licensee’s receipt of such Compound Option Notice. If Licensee fails to provide timely written notice of its desire to Commercialize such Derivative Compound, or notifies GPC Biotech in writing that Licensee does not desire to acquire such rights and obligations, then GPC Biotech shall have the right to enter into an agreement with a Third Party to Commercialize and otherwise Exploit such Derivative Compound, without any further obligation to negotiate with Licensee, or provide to Licensee a right of negotiation, with respect thereto. If Licensee provides timely written notice of interest, then the Parties shall negotiate in good faith with respect to the foregoing, but neither Party shall have any obligation to enter into any agreement unless they are able to agree on mutually acceptable terms and conditions at such time. In the event the Parties are unable to conclude such an agreement within [...***...] after receipt by GPC Biotech of Licensee’s written notice of interest, Licensee shall provide to GPC Biotech a detailed written summary of the terms on which Licensee would have been prepared to conclude such agreement. If Licensee indicates in writing at such time to GPC Biotech that Licensee desires to continue negotiations with GPC Biotech, the Parties shall continue to negotiate in good faith, provided that GPC Biotech shall be free from and after the end of such [...***...] negotiation period to negotiate and enter into agreements with Third Parties; provided, further that, for a period of [...***...] after the end of such [....***...] negotiation period, GPC Biotech shall not enter into any such agreement on any terms less favorable to GPC Biotech, when taken as a whole, than those set forth in Licensee’s written offer to GPC Biotech.

5.5 Use of Trademarks and Corporate Names.

5.5.1 GPC Biotech shall have the sole right to own and, subject to Section 3.4.4 with respect to the Licensee Territory, determine the Product Trademarks to be used with respect to the Exploitation of the Licensed Product on a worldwide basis. Licensee shall not, and shall not permit its Sublicensees, Distributors or Affiliates to use in their respective businesses, any Trademark that is confusingly similar to, misleading or deceptive with respect to or that dilutes

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any (or any part) of the Product Trademarks. Licensee shall, and shall cause its Sublicensees, Distributors and Affiliates to, (y) conform to the customary industry standards for the protection of Trademarks for pharmaceutical products and such guidelines of GPC Biotech (as provided in writing by GPC Biotech) with respect to manner of use of the Product Trademarks and (z) maintain the quality standards of GPC Biotech with respect to the goods sold and services provided in connection with such Product Trademarks. Licensee shall, and shall cause its Affiliates, Sublicensees and Distributors to, use commercially reasonable efforts not to do any act which endangers, destroys or similarly affects, in any material respect, the value of the goodwill pertaining to the Product Trademarks. Licensee shall not, and shall not permit its Sublicensees, Distributors or Affiliates to, attack, dispute or contest the validity of or ownership of such Product Trademark anywhere in the Territory or any registrations issued or issuing with respect thereto. Licensee acknowledges and agrees that no ownership rights are vested or created in such Product Trademark anywhere in the Territory by the licenses and other rights granted in Section 5.1 and that all use of such Product Trademark by Licensee, its Sublicensees, Distributors and Affiliates, whether in combination with or apart from Licensee Corporate Names, including any goodwill generated in connection therewith, inures to the benefit of GPC Biotech, and GPC Biotech may call for a confirmatory assignment thereof.

5.5.2 With respect to any Corporate Names licensed to a Party under Sections 5.1.5 or 5.6.2, such Party agrees to conform to the customary guidelines of the granting Party with respect to manner of use (as provided in writing by the owner of the Corporate Name), and to maintain the quality standards of such granting Party with respect to the goods sold and services provided in connection with such Party’s Corporate Names. Each Party shall use commercially reasonable efforts not to do any act which endangers, destroys or similarly affects the value of the goodwill pertaining to the other Party’s Corporate Names. Each Party shall execute any documents required in the reasonable opinion of the other Party to be entered as a “registered user” or recorded licensee of the other Party’s Corporate Names or to be removed as registered user or licensee thereof.

5.6 Grants to GPC Biotech. Subject to the terms and conditions of this Agreement, Licensee (on behalf of itself and its Affiliates) hereby grants to GPC Biotech:

5.6.1 a perpetual, irrevocable royalty-free license, with the right to sublicense through multiple tiers of sublicensees, under the Licensee Patents, Licensee Know-How, the Joint Patents (to the extent Controlled by Licensee) and Joint Know-How (to the extent Controlled by Licensee):

(a) to Develop the Licensed Product in the Field in the Territory in accordance with the Development Plan or as otherwise provided in Article 2, which license shall be co-exclusive with Licensee (except as otherwise provided in Section 14.8.2 below);

(b) to obtain, maintain and hold Regulatory Approvals for the Licensed Product in the Field in the GPC Biotech Territory, which license shall be exclusive (except as otherwise provided in Section 14.8.2 below);

(c) to Exploit the Licensed Compound and the Licensed Product in the Field in the Territory as necessary or useful to exercise its rights and perform its obligations hereunder, and the right to otherwise Exploit the Licensed Compound and the Licensed Product in the GPC Biotech Territory, which license shall be exclusive in the GPC Biotech Territory (except as otherwise provided in Section 14.8.2 below); and

(d) to Manufacture and have Manufactured the Licensed Compound and the Licensed Product in the Territory, which grant shall be exclusive (except as otherwise provided in Section 14.8.2 below).

Further, subject to Section 2.5.5, Licensee (on behalf of itself and its Affiliates and Sublicensees) grants to GPC Biotech a royalty free license and right of reference, with the right to grant further rights of reference, under Licensee’s right, title and interest in and to the Regulatory Approvals and any Regulatory Documentation with respect thereto that Licensee may Control with respect to the Licensed Product as necessary to conduct Manufacturing and Development throughout the Territory in accordance with the terms hereof and as necessary to Exploit the Licensed Product in the Field in the GPC Territory, which license and right shall be exclusive in the GPC Biotech Territory; and

5.6.2 subject to Sections 5.5 and 8.1.6, a non-exclusive, non-transferable (except to Affiliates or as the Parties may agree by mutual written consent, such consent not to be unreasonably withheld or delayed) license, without the right to grant sublicenses, to use certain of Licensee’s Corporate Names to exercise GPC Biotech’s rights under the grants set forth in this Section 5.6, as specifically designated by Licensee with respect to a country as necessary or as required by Applicable Law to identify Licensee as having Developed, Commercialized or performed other activities with respect to the Licensed Product sold in such country, and for no other purpose.

5.7 No Implied Rights. For the avoidance of doubt, Licensee and its Affiliates, Sublicensees and Distributors shall have no right, express or implied, with respect to the GPC Biotech Patents, the GPC Biotech Know-How, the Regulatory Documentation, the Drug Master Files, the Product Trademarks and the GPC Biotech Corporate Names, and GPC Biotech and its Affiliates and sublicensees shall have no right, express or implied, with respect to the Licensee Patents, the Licensee Know-How, the Regulatory Documentation and the Licensee Corporate Names, except, in each case, as expressly provided in Sections 5.1 and 5.6.

ARTICLE 6

COLLABORATION COSTS

6.1 General.

6.1.1 Responsibility for Collaboration Costs. The Parties shall share all Collaboration Costs in the following proportions: GPC Biotech shall bear sixty-five percent

(65%) of all Collaboration Costs and Licensee shall bear thirty-five percent (35%) of all Collaboration Costs.

6.1.2 Initial Collaboration Costs. On or before January 3, 2006, Licensee shall make a payment to GPC Biotech in the amount of Nineteen Million One Hundred Thousand U.S. Dollars ($19,100,000), representing its thirty-five percent (35%) share of (a) the Collaboration Costs incurred by GPC Biotech after October 1, 2005 and prior to the Effective Date and (b) those payments on Collaboration Costs identified in Section 6.1.6(a).

6.1.3 FTE Costs. Each Party shall record and account for its FTE Costs and its out-of-pocket costs for the Development of the Licensed Product and the Joint Commercialization Activities and shall report such costs to the JDC on a quarterly basis, in each case in a manner that allocates costs to the extent possible to a specific activity in the Development Plan and Budget or Commercialization Plan and Budget. FTEs allocable to the Development Plan shall be charged to Collaboration Costs. Out-of-pocket costs allocable to Collaboration Costs, but otherwise included within FTE Costs, shall not be charged separately as Collaboration Costs.

6.1.4 Adjustment of FTE Costs. The FTE Costs shall be adjusted annually, with each annual adjustment effective as of January 1 of each Calendar Year, the first such annual adjustment to be made as of January 1, 2007, based on the percentage change in the U.S. Department of Labor Consumer Price Index for All Urban Consumers for the prior Calendar Year or as otherwise mutually agreed upon by the Parties.

6.1.5 Reports. Each Party shall report to the other Party within forty five (45) days after the end of each Calendar Quarter the Collaboration Costs incurred by such Party during such Calendar Quarter for the Licensed Product. Such report shall specify in reasonable detail all amounts included in such Collaboration Costs with respect to the Licensed Product during such Calendar Quarter (broken down by activity) and shall be accompanied by invoices or other appropriate supporting documentation for any payments made by such Party to Third Parties that individually exceed Fifty Thousand U.S. Dollars ($50,000) or Fifty Thousand Euros (€50,000), as applicable, or as may be determined by the JEC. Each such report shall enable the receiving Party to compare the reported costs against the Development Plan and Budget and Commercialization Plan and Budget, on both a quarterly basis and a cumulative basis for each activity. The Parties shall seek to resolve any questions related to such accounting statements within thirty (30) days following receipt by each Party of the other Party’s report hereunder.

6.1.6 Payments.

(a) Payment of Collaboration Costs. The up-front payment of Collaboration Costs made by Licensee pursuant to Section 6.1.2 shall consist of the following payments of Collaboration Costs to be incurred in accordance with the Development Budget: (i) [...***...] for the SPARC Study (including reimbursement of Collaboration Costs incurred by GPC Biotech after October 1, 2005 and prior to the Effective Date); (ii) [...***...] for Exploratory Studies and Post Approval Studies; and (iii) [...***...] for other expenses incurred in connection with the

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Development activities not allocated to a particular Clinical Study or Post Approval Study, including, for example, Manufacturing Costs, as itemized in the Development Budget. With respect to payments for a further Registrational Study to be conducted by the Parties in accordance with the Development Plan and Budget, Licensee shall make payments in accordance with the following schedule:

(x) Forty Percent (40%) of Licensee’s share of the total Collaboration Costs budgeted for such Registrational Study at the time the first patient is accrued in such study;

(y) Thirty Percent (30%) of Licensee’s share of the total Collaboration Costs budgeted for such Registrational Study upon reaching fifty percent (50%) of the target accrual for patients specified in the approved protocol for the study; and

(z) Thirty Percent (30%) of Licensee’s share of the total Collaboration Costs budgeted for such Registrational Study at the time such study is fully accrued.

(b) Ongoing Collaboration Costs. The Parties agree that the above payments made by Licensee shall be credited toward Licensee’s share of Collaboration Costs (including associated FTE Costs) incurred by GPC Biotech for a given Development activity specified in the Development Plan and Budget or for the categories specified in Section 6.1.6(a) (as offset by GPC Biotech’s share (sixty-five percent (65%)) of the Collaboration Costs incurred by Licensee for such activities). Within forty five (45) days after the end of each Calendar Quarter during the term of this Agreement, each Party will provide to the other Party a reasonably complete and accurate report of its Collaboration Costs (including associated FTE Costs) itemized per category. Once Licensee’s share of the Collaboration Costs incurred exceed the payments made for any category pursuant to Section 6.1.6(a), each Party’s share of Collaboration Costs in such category shall be paid as follows:

(i) Within thirty (30) days after the date of each Party’s quarterly report on Collaboration Costs, Licensee shall pay to GPC Biotech its share of the Collaboration Costs in such category or categories incurred during such Calendar Quarter, as offset by GPC Biotech’s (sixty-five percent (65%)) share of the Collaboration Costs incurred by Licensee during such quarter as noted in Licensee’s report thereon and taking account of any overruns included within such Collaboration Costs pursuant to Section 2.3.2 or 3.10.2.

(ii) With respect to Collaboration Costs associated with any further Registrational Studies (as specified in Section 6.1.6(a)(x-z) above), within sixty (60) days of the last day of the Calendar Quarter in which such study is completed, including any early termination of such study, the Party that has paid less than its share of the actual total Collaboration Costs incurred in connection with such study, taking account of any overruns included within such Collaboration Costs pursuant to Section 2.3.2 and any payments previously made by Licensee pursuant to pursuant to Section 6.1.6(a)(x-z), shall make a reconciling payment to the other Party to achieve the appropriate allocation of the Collaboration Costs with respect thereto.

6.2 Accounting Procedures. For purposes of determining Collaboration Costs, any expense allocated by either Party to a particular category under Collaboration Costs for the Licensed Product shall not also be allocated to another category under Collaboration Costs for the Licensed Product. Each Party shall determine Collaboration Costs with respect to the Licensed Product using its standard accounting procedures in accordance with GAAP, consistently applied, to the maximum extent practical as if the Licensed Product were a solely-owned product of the Party (provided that the application of such procedures results, on balance, in outcomes that are fair and equitable to both Parties taking into consideration the interests of both Parties as reflected in this Agreement). Each Party shall have the right to audit the other Party’s records to confirm the accuracy of the other Party’s costs and reports as provided in Section 7.11. If the Parties fail to agree on the accuracy of such costs and reports, such Dispute shall be resolved in accordance with Section 15.7.4(b).

ARTICLE 7

CONSIDERATION

7.1 Payments to GPC Biotech. In partial consideration of the licenses and other rights granted herein, Licensee shall make the following payments to GPC Biotech:

7.1.1 Reimbursement of Past Development Costs. Licensee shall make a non-refundable, non-creditable payment of Eighteen Million U.S. Dollars ($18,000,000) on or before January 3, 2006 to reimburse GPC Biotech for Licensee’s thirty-five percent (35%) share of a proportion of the total costs related to Development of the Licensed Product incurred prior to October 1, 2005.

7.1.2 Milestone Payments. Licensee shall make the milestone payments provided below within ten (10) days following achievement, after the Effective Date, of the corresponding milestone event:

Clinical and Regulatory Milestones & Payments

(a) Upon the first to occur of the filing with the EMEA of the first MAA for (i) the Initial Indication or (ii) any of the Additional Indications listed in clause (d) below	Eight Million U.S. Dollars ($8,000,000)

(b) Upon the first to occur of obtaining the first Regulatory Approval in a country in Europe for (i) the Initial Indication or (ii) any of the Additional Indications listed in clause (d) below	Twenty Million U.S. Dollars ($20,000,000)

(c) Upon the first to occur of obtaining the first Regulatory Approval in a country in the ANZ Territory for (i) the Initial Indication or (ii) any of	Two Million Five Hundred Thousand

the Additional Indications listed in clause (d) below	U.S. Dollars ($2,500,000)

(d) Upon obtaining the first Regulatory Approval in a country in Europe for each of the following Additional Indications for which a milestone payment has not been made under clause (b) hereof: non-small cell lung cancer, breast cancer, ovarian cancer, gastric cancer, head and neck cancer, bladder cancer, esophageal cancer, cervical/uterine cancer, for use as a radiation therapy adjuvant, or first-line treatment of prostate cancer	Fifteen Million U.S. Dollars ($15,000,000), per such additional Regulatory Approval, with a maximum of five (5) such additional Regulatory Approvals

Commercial Milestones & Payments
(e) One Hundred and Fifty Million U.S. Dollars ($150,000,000) in aggregate Net Sales in the Licensee Territory in any Calendar Year	Ten Million U.S. Dollars ($10,000,000)

(f) Two Hundred and Fifty Million U.S. Dollars ($250,000,000) in aggregate Net Sales in the Licensee Territory in any Calendar Year	Fifteen Million U.S. Dollars ($15,000,000)

(g) Five Hundred Million U.S. Dollars ($500,000,000) in aggregate Net Sales in the Licensee Territory in any Calendar Year	Thirty Million U.S. Dollars ($30,000,000)

(h) One Billion U.S. Dollars ($1,000,000,000) in aggregate Net Sales in the Licensee Territory in any Calendar Year	Fifty Million U.S. Dollars ($50,000,000)

For clarification, except with respect to the milestone set forth in Section 7.1.2(d) above, each milestone payment shall be payable only once irrespective of the number of times the milestone events set forth in this Section 7.1.2 have been achieved and the milestone set forth in Section 7.1.2(d) shall be payable each time one of the applicable milestones is achieved. Licensee shall notify GPC Biotech promptly of any determination, filing or approval that would trigger a payment by Licensee to GPC Biotech under this Section 7.1.2 and the amount of the payment required and shall pay such amount as provided herein.

7.2 Royalties. Subject to Sections 7.3 and 7.4, Licensee shall pay to GPC Biotech, for each full or partial Calendar Year, royalties based on aggregate Net Sales of the Licensed Product in the Licensee Territory during such Calendar Year as set forth in Sections 7.2.1, 7.2.2 and 7.2.3 below, provided that, except as otherwise expressly provided in Sections 7.4.1, 7.4.2 and 8.4.1(b), in no event shall the royalty rate on Net Sales fall below [...***...] (the “Royalty Rate Floor”):

7.2.1 for that portion of aggregate Net Sales of the Licensed Product in the Licensee Territory in such Calendar Year that is less than One Hundred Fifty Million U.S. Dollars ($150,000,000), the royalty rate shall be Twenty-Six and One Quarter Percent (26.25%);

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7.2.2 for that portion of aggregate Net Sales of the Licensed Product in the Licensee Territory in such Calendar Year that equals or exceeds One Hundred and Fifty Million U.S. Dollars ($150,000,000) but is less than Five Hundred Million U.S. Dollars ($500,000,000), the royalty rate shall be Thirty Percent (30%); and

7.2.3 for that portion of aggregate Net Sales of the Licensed Product in the Licensee Territory in such Calendar Year that equals or exceeds Five Hundred Million U.S. Dollars ($500,000,000), the royalty rate shall be Thirty-Four Percent (34%).

7.3 Royalty Term. Licensee’s obligations to pay royalties under this Article 7 shall terminate, on a country-by-country basis, with respect to the Licensed Product, on the last to occur of: (a) the date that the sales of Generic Product(s) by one or more Third Parties in such country in any six (6)-month period exceed (on a per unit basis) [...***...] of the entire market for the Licensed Product and such Generic Product(s) in such country; (b) the last day of the Royalty Term, as defined in the Spectrum Agreement (such term, the “Spectrum Royalty Term”), (c) the expiration date in such country of the last to expire of any GPC Biotech Patent or Joint Patent that includes at least one Valid Claim that would, in the absence of the licenses granted hereunder, be infringed by the sale of the Licensed Product (or, in the case of a Valid Claim of a Patent application, would be infringed if a Patent were to issue from such Patent application) and (d) the expiration of all Regulatory Exclusivity Periods with respect to the Licensed Product in such country (such period when royalties are due hereunder with respect to a country, the “Royalty Term”).

7.4 Royalty Adjustments.

7.4.1 Expiration of Royalty Obligation Under Spectrum Agreement. On a country-by-country basis during the applicable Royalty Term, (a) the royalty rates set forth in Sections 7.2.1, 7.2.2 and 7.2.3 and (b) the applicable Royalty Rate Floor, shall be reduced by [...***...] with respect to Net Sales in such country that occur after the first date on which the Spectrum Royalty Term has expired; provided, however, that such reductions shall not apply with respect to any Net Sales that are subject to a royalty reduction pursuant to Section 7.4.2.

7.4.2 Step-Down Period. On a country-by-country basis during the applicable Royalty Term, (a) the royalty rates set forth in Sections 7.2.1, 7.2.2 and 7.2.3, and (b) the applicable Royalty Rate Floor, shall be reduced by [...***...] with respect to Net Sales in such country that occur after the first date on which (i) the Spectrum Royalty Term has expired, and (ii) the last to expire of any GPC Biotech Patent or Joint Patent that includes at least one Valid Claim (that would, in the absence of the licenses granted hereunder, be infringed by the sale of the Licensed Product or, in the case of a Valid Claim of a Patent application, would be infringed if a Patent were to issue from such Patent application) has expired in such country, and (iii) all Regulatory Exclusivity Periods have expired in such country.

7.4.3 Supply Price Adjustment. In the event that the Supply Price for the Licensed Product, expressed as a percentage of Net Sales of Licensed Product for which such Supply Price applies, exceeds [...***...], Licensee may deduct the excess amount from royalties owed pursuant to Section 7.2 for those Net Sales for which

***	Confidential Treatment Requested

such Supply Price applies; provided that, in no event shall the royalty rate on Net Sales payable to GPC Biotech fall below the applicable Royalty Rate Floor.

7.5 Royalty Payments. Running royalties shall be payable on a quarterly basis, within sixty (60) days after the end of each Calendar Quarter, based upon the Net Sales during such Calendar Quarter. Royalties shall be calculated in accordance with GAAP and with the terms of this Article 7. Only one royalty payment shall be due on Net Sales even though the sale or use of the Licensed Product may be covered by more than one Patent or Know-How in a country.

7.6 Royalty Statements. Each royalty payment hereunder shall be accompanied by a statement showing, at a minimum (a) Invoiced Sales and Net Sales, (b) the number of units of Licensed Product sold on a country-by-country basis during the applicable Calendar Quarter, (c) a detailed breakdown of any deductions from the Invoiced Sales that were taken to calculate Net Sales, and (d) the amount of royalties due on such Net Sales.

7.7 Mode of Payment. All payments to GPC Biotech or Licensee under this Agreement shall be made by deposit of (a) Euros, in the case of any royalty payments, and (b) United States Dollars, in the case of all other payments, in each case ((a) and (b)) in the requisite amount to such bank account as the receiving Party may from time to time designate by notice to the paying Party. With respect to sales outside the European Union, payments shall be calculated based on currency exchange rates for the Calendar Quarter for which remittance is made for royalties. For each month and each currency, such exchange rate shall equal the arithmetic average of the daily exchange rates (obtained as described below) during such Calendar Quarter; each daily exchange rate shall be obtained from the Reuters Daily Rate Report or The Wall Street Journal, Eastern Edition or, if not so available, as otherwise agreed by the Parties. Notwithstanding the foregoing, for purposes of calculating the Net Sales thresholds and ceilings set forth in Sections 7.2.1, 7.2.2 and 7.2.3, the aggregate Net Sales with respect to each Calendar Quarter within a Calendar Year shall be calculated based on the currency exchange rates for the Calendar Quarter in which such Net Sales occurred, in a manner consistent with the exchange rate procedures set forth in the immediately preceding sentence.

7.8 Taxes.

7.8.1 General. The royalties, milestones and other amounts payable by Licensee to GPC Biotech pursuant to this Agreement (“Payments”) shall not be reduced on account of any taxes unless required by Applicable Law. GPC Biotech alone shall be responsible for paying any and all taxes (other than withholding taxes required by Applicable Law to be paid by Licensee) levied on account of, or measured in whole or in part by reference to, any Payments it receives. Licensee shall deduct or withhold from the Payments any taxes that it is required by Applicable Law to deduct or withhold. Notwithstanding the foregoing, if GPC Biotech is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, it may deliver to Licensee or the appropriate governmental authority (with the assistance of Licensee to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve Licensee of its obligation to withhold tax, and Licensee shall apply the reduced rate of withholding, or dispense with withholding, as the case may be, provided that Licensee has received evidence, in a form reasonably satisfactory to Licensee, of GPC Biotech’s delivery of all applicable forms (and, if necessary, its receipt of appropriate governmental authorization) at least fifteen (15) days prior to the time that the Payments are due. If, in accordance with the foregoing, Licensee withholds any amount, it shall pay to GPC Biotech the balance when due, make timely payment to the proper taxing authority of the withheld amount and send to GPC Biotech proof of such payment within sixty (60) days following that payment. Licensee shall be responsible for any sales tax that GPC Biotech may be required to collect with respect to the Payments.

7.8.2 Value Added Tax. Notwithstanding anything contained in Section 7.8.1, this Section 7.8.2 shall apply with respect to value added tax (“VAT”). All Payments are exclusive of VAT. If any VAT is chargeable in respect of any Payments, Licensee shall pay VAT at the applicable rate in respect of any such Payments following the receipt of a VAT invoice in the appropriate form issued by GPC Biotech in respect of those Payments, such VAT to be payable on the later of the due date of the payment of the Payments to which such VAT relates and sixty (60) days after the receipt by Licensee of the applicable invoice relating to that VAT payment.

7.9 Interest on Late Payment. If any payment due to either Party under this Agreement is overdue (and is not subject to a good faith dispute), then such paying Party shall pay interest thereon (before and after any judgment) at an annual rate (but with interest accruing on a daily basis) of the lesser of four percent (4%) above the prime rate as reported in The Wall Street Journal, Eastern Edition, and the maximum rate permitted by Applicable Law, such interest to run from the date upon which payment of such sum became due until payment thereof in full together with such interest.

7.10 Financial Records. Licensee shall, and shall cause its Affiliates, Sublicensees and Distributors to, keep reasonably complete and accurate books and records pertaining to the Commercialization, sale, delivery and use of the Licensed Product, including books and records of the Invoiced Sales (including any deductions therefrom) and Net Sales of Licensed Product, in sufficient detail to calculate the royalties payable under this Agreement. Both Parties shall, and shall cause their respective Affiliates and, with respect to Licensee, its Sublicensees to, keep reasonably complete and accurate books and records pertaining to Collaboration Costs. Such books and records shall be retained by both Parties and their Affiliates and with respect to Licensee, its Sublicensees and Distributors, until the later of (a) three (3) years after the end of the period to which such books and records pertain and (b) the expiration of the applicable tax statute of limitations (or any extensions thereof), or for such longer period as may be required by Applicable Law.

7.11 Audit. At the request of either Party, the other Party shall, and shall cause its Affiliates and, with respect to Licensee, its Sublicensees and Distributors, to, permit the requesting Party and its representatives, at reasonable times and upon reasonable notice, to examine the books and records maintained pursuant to Section 7.10. Such examinations may not (a) be conducted for any Calendar Quarter more than three (3) years after the end of such quarter, (b) be conducted more than once in any twelve (12) month period or (c) be repeated for any Calendar Quarter. Except as provided below, the cost of this examination shall be borne by the Party that requested the examination, unless the audit reveals a variance of more than five percent (5%) from the reported amounts, in which case the audited Party shall bear the cost of the audit. Unless disputed pursuant to Section 7.12 below, if such audit concludes that additional payments were owed or that excess payments were made during such period, the paying Party shall pay the additional royalties or the receiving Party shall reimburse such excess payments, with interest from the date originally due as provided in Section 7.9, within sixty (60) days after the date on which a written report of such audit is delivered to the Parties.

7.12 Audit Dispute. In the event of a Dispute regarding such books and records, including the amount of royalties owed to GPC Biotech under this Article 7 or the calculation or allocation of Collaboration Costs pursuant to Article 6, GPC Biotech and Licensee shall work in good faith to resolve the disagreement. If the Parties are unable to reach a mutually acceptable resolution of any such Dispute within thirty (30) days, the dispute shall be submitted for arbitration to a certified public accounting firm selected by each Party’s certified public accountants or to such other Person as the Parties shall mutually agree (the “Arbitrator”). The decision of the Arbitrator shall be final and the costs of such arbitration as well as the initial audit shall be borne between the Parties in such manner as the Arbitrator shall determine. Not later than ten (10) days after such decision, (a) with respect to such decisions regarding royalties, Licensee shall pay to GPC Biotech any additional royalties owed to GPC Biotech, in accordance with such decision and (b) with respect to such decisions regarding Collaboration Costs and in accordance with such decision, the paying Party shall pay the additional payments or the receiving Party shall reimburse such excess payments, as applicable. For clarity, notwithstanding anything contained in Section 15.7, any Dispute subject to arbitration pursuant to this Section 7.12 shall not be subject to the terms and conditions of Section 15.7.

7.13 Confidentiality. The receiving Party shall treat all information subject to review under this Article 7 in accordance with the confidentiality provisions of Article 11 and the Parties shall cause any auditor or the Arbitrator to enter into a reasonably acceptable confidentiality agreement with the audited Party obligating such firm to retain all such financial information in confidence pursuant to such confidentiality agreement.

ARTICLE 8

INTELLECTUAL PROPERTY

8.1 Ownership of Intellectual Property.

8.1.1 Ownership of Technology. Subject to Sections 8.1.2, 8.1.3, 8.1.4, 8.1.5 and 8.1.6 and the licenses and rights of reference granted under Sections 5.1 and 5.6, as between the Parties, each Party shall own and retain all right, title and interest in and to any and all: (a) Information that is conceived, discovered, developed or otherwise made, as necessary to establish authorship, inventorship or ownership under applicable United States law, by or on behalf of such Party under or in connection with this Agreement (or its Affiliates or its licensees or Sublicensees), whether or not patented or patentable, and any and all Patents and Intellectual Property Rights with respect thereto, except to the extent that any such Information, or any Patents or Intellectual Property Rights with respect thereto, is Joint Know-How or Joint Patents, and (b) other Information or other inventions and Patents and Intellectual Property Rights that are owned or otherwise Controlled (other than pursuant to the license grants set forth in Sections 5.1 and 5.6) by such Party, its Affiliates or its licensees or Sublicensees.

8.1.2 Ownership of Product Trademarks, GPC Biotech Patents and GPC Biotech Know-How. Subject to the licenses and rights of reference granted under Sections 5.1 and 5.6, as between the Parties, GPC Biotech shall own and retain all right, title and interest in and to all Product Trademarks, GPC Biotech Patents and GPC Biotech Know-How.

8.1.3 Ownership of Regulatory Documentation and the Drug Master File. Subject to the licenses and rights of reference granted to GPC Biotech under Section 5.6, as between the Parties, Licensee shall own all right, title and interest in and to all Regulatory Approvals (other than the Drug Master Files) with respect to the Licensed Product in the Licensee Territory and the Regulatory Documentation (other than Clinical Data except as otherwise provided in Section 8.1.4) with respect thereto. Subject to the right of reference granted to Licensee under Section 5.1.3, GPC Biotech shall own and retain all right, title and interest in and to all other Regulatory Approvals, all Regulatory Documentation and all Drug Master Files with respect to the Licensed Compound or the Licensed Product. Licensee shall promptly disclose to GPC Biotech in writing, and shall cause its Affiliates, Sublicensees and Distributors to so disclose, the development, making, conception or reduction to practice of any such Regulatory Approvals, Regulatory Documentation and Clinical Data (except for Clinical Data referred to in Section 8.1.4), and shall, and does hereby, assign, and shall cause its Affiliates, Sublicensees and Distributors to so assign, to GPC Biotech, without additional compensation, such right, title and interest in and to any such Regulatory Approvals, Regulatory Documentation and Clinical Data (except for Clinical Data referred to in Section 8.1.4) as well as any Patents and other Intellectual Property Rights with respect thereto, as is necessary to fully vest sole ownership in GPC Biotech as provided for in foregoing sentence.

8.1.4 Clinical Data. Subject to the right of reference granted to GPC Biotech in Section 5.6, Licensee shall own and retain all right, title and interest in and to all Clinical Data generated by or on behalf of Licensee in connection with the Unilateral Activities of Licensee. Subject to the right of reference granted to Licensee under Section 5.1.3, GPC Biotech shall own and retain all right, title and interest in and to all other Clinical Data. For each Unilateral Activity of Licensee for which GPC Biotech Opts-In pursuant to Section 2.5.6, Licensee hereby assigns to GPC Biotech all of Licensee’s right, title and interest in and to the Clinical Data generated by or on behalf of Licensee in connection with the Unilateral Activity of Licensee for which GPC Biotech elects to Opt-In pursuant to Section 2.5.6.

8.1.5 Ownership of Joint Patents and Joint Know-How. Except as expressly set forth in Section 8.1.3 and 8.1.4, as between the Parties, the Parties shall each own an equal, undivided interest in any and all (a) Information and Improvements that are conceived, discovered, developed or otherwise made, as necessary to establish authorship, inventorship or ownership under applicable United States law, jointly by or on behalf of GPC Biotech (or its Affiliates), on the one hand, and Licensee (or its Affiliates or its Sublicensees), on the other hand, in connection with the work conducted under or in connection with this Agreement, whether or not patented or patentable (to the extent such Information or Improvements are not generally known and not covered or claimed by published Joint Patents, the “Joint Know-How”) and (b) Patents and Intellectual Property Rights with respect to such Information and Improvements (the “Joint Patents”). Together, such Information, Improvements, Patents and Intellectual Property Rights as described in clause (a) and clause (b) of this Section 8.1.5 shall be referred to herein as the “Joint Intellectual Property Rights.” Each Party shall promptly disclose to the other Party in writing, and shall cause its Affiliates, licensees and Sublicensees to so disclose, the development, making, conception or reduction to practice of any Joint Know-How or Joint Patents. Each Party shall have the right to Exploit the Joint Intellectual Property Rights outside the scope of this Agreement in any manner that is not inconsistent with the rights and obligations of the Parties under this Agreement in its sole discretion, in each case, without the consent of the other Party, and provided, that neither Party shall assign, pledge, encumber or otherwise transfer any of its rights in any Joint Intellectual Property Rights without the other Party’s prior written consent, such consent not to be unreasonably withheld or delayed.

8.1.6 Ownership of Corporate Names. As between the Parties, each Party shall retain all right, title and interest in and to its Corporate Names and agrees that it shall not attack, dispute or contest the validity of or ownership of such other Party’s Corporate Names or any registrations issued or issuing with respect thereto. Each Party expressly acknowledges and agrees that no ownership rights are vested or created by the limited rights of use granted pursuant to Section 5.1.5 or 5.6 and that all use of the Corporate Names in accordance therewith, including any goodwill generated in connection therewith, inures to the benefit of the respective owner of the Corporate Names and the owner of such Corporate Names may call for a confirmatory assignment thereof.

8.2 Maintenance and Prosecution of Patents and Trademarks.

8.2.1 GPC Biotech Patents and Product Trademarks. Subject to Section 8.2.4 and the Spectrum Agreement, GPC Biotech, through patent attorneys or agents of its choice, shall be responsible for obtaining, prosecuting and maintaining throughout the Territory the GPC Biotech Patents and the Product Trademarks. In this regard, GPC Biotech shall have the first right to (a) file, prosecute and maintain Patent applications to seek Patent rights for the Licensed Compound and the Licensed Product and any patentable GPC Biotech Know-How in the Major Market Countries and such other countries as determined by GPC Biotech (after taking into account in good faith Licensee’s comments with respect thereto) or as mutually agreed by GPC Biotech and Licensee and (b) control the registration, prosecution and maintenance of the Product Trademarks in the Territory. Reasonable and verifiable expenses incurred by GPC Biotech in the preparation, registration, filing, prosecution and maintenance (as applicable) of the GPC Biotech Patents and Product Trademarks (i) in the GPC Biotech Territory shall be borne by GPC Biotech and (ii) in the Licensee Territory after October 1, 2005 shall be borne by Licensee, subject to the provisions hereof; provided that with respect to any such expenses incurred in connection with activities in support of the preparation, registration, filing, prosecution or maintenance of the GPC Biotech Patents or Product Trademarks filed or intended for filing in both the Licensee Territory and the GPC Biotech Territory, Licensee shall bear thirty-five percent (35%) of such expenses and GPC Biotech shall bear sixty-five (65%) percent of such expenses. With respect to the Licensee Territory, GPC Biotech shall not abandon or cease the prosecution of any such application for a Patent or Trademark or permit any Patent or Trademark registration issuing therefrom to lapse without first notifying Licensee and permitting Licensee to continue the prosecution of such applications or registrations or pay any required fees in the name of GPC Biotech, at Licensee’s expense and through patent attorneys of its choice. Licensee shall not become an assignee of any Patent or application for Patent or Trademark as a result of its continuing the prosecution or registration of an application for Patent or Trademark or paying any fees according to this Section 8.2.1.

8.2.2 Licensee Patents. Subject to Section 8.2.4, Licensee, through patent attorneys or agents of its choice and at its sole cost and expense, shall be responsible for obtaining, prosecuting and maintaining throughout the Territory the Licensee Patents. In this regard, Licensee shall have the first right to prepare, file, prosecute and maintain Patent applications to seek Patent rights for the Licensed Compound and Licensed Product and any patentable Licensee Know-How in the GPC Biotech Territory and Major Market Countries and such other countries as determined by Licensee or as mutually agreed by GPC Biotech and Licensee. With respect to any Licensee Patent, Licensee shall not abandon or cease the prosecution of any such application for a Patent (or preparation thereof) or permit any Patent issuing therefrom to lapse without first notifying GPC Biotech and permitting GPC Biotech to continue the preparation, filing, prosecution and maintenance of such applications or pay any required fees in the name of Licensee, at GPC Biotech’s expense and through patent attorneys or agents of its choice. GPC Biotech shall not become an assignee of any application for Patent or Patent as a result of its continuing the prosecution of an application for Patent or paying any fees according to this Section 8.2.2.

8.2.3 Joint Patents. Subject to Section 8.2.4 and the Spectrum Agreement, GPC Biotech, through patent attorneys or agents of its choice, shall have the first right, but not obligation, to prepare and file Patent applications claiming the Joint Know-How and to obtain, prosecute and maintain Joint Patents throughout the Territory. GPC Biotech shall not abandon or cease the prosecution of any such application for a Patent or permit any Patent issuing therefrom to lapse without first notifying Licensee and permitting Licensee to continue the prosecution of such applications, or pay any required fees in connection therewith, through patent attorneys or agents of its choice. Reasonable and verifiable expenses incurred by the Party that prepares, files, obtains, prosecutes and maintains the Joint Patents (a) in the GPC Biotech Territory shall be borne by GPC Biotech and (b) in the Licensee Territory shall be borne by Licensee; provided that Licensee shall bear thirty-five percent (35%) and GPC Biotech shall bear sixty-five percent (65%) of any such expenses incurred in connection with the preparation and filing of PCT patent applications for the Joint Patents that are to be filed in both the Licensee Territory and the GPC Biotech Territory. In the event that either Party provides the other Party written notice that such notifying Party no longer wishes to fund such prosecution or maintenance of one or more Joint Patents, such notifying party shall assign and agrees to assign such Patent to the other Party. Any such Joint Patents assigned by GPC Biotech shall become Licensee Patents hereunder and any such Joint Patents assigned by Licensee shall become GPC Biotech Patents hereunder.

8.2.4 Cooperation. Each Party shall assist and cooperate with the other Party as such other Party may reasonably request from time to time in connection with its activities set forth in Section 8.2.1, 8.2.2 and 8.2.3. Each Party shall (a) keep the other Party currently informed of the status of and all steps to be taken in the preparation and prosecution of all applications filed by it according to this Section 8.2, (b) furnish the other Party with copies of such applications for Patents, amendments thereto and other related material correspondence to and from patent offices, and (c) to the extent reasonably practicable, permit the other Party an opportunity to offer its comments thereon and give such comments good faith consideration before making a submission to a patent office which could materially affect the scope or validity of the Patent coverage that may result. Such other Party shall offer its comments, if any, promptly.

8.2.5 Patent Term Extensions. The JEC shall be responsible for making decisions regarding patent term extensions, including supplementary protection certificates and any other extensions that are now or become available in the future, wherever applicable, for GPC Biotech Patents, Licensee Patents and Joint Patents in any country in the Licensee Territory, provided that (a) any Dispute with respect thereto shall be resolved by GPC Biotech and (b) any applications or filings with respect thereto shall be made by GPC Biotech. Each Party shall reasonably cooperate, as requested by the other Party, to promptly and timely implement or effect such decisions. Notwithstanding the foregoing, the Parties shall coordinate their activities with respect to any patent term extension with respect to all Patents in order to secure the optimal protection for the Licensed Product available under Applicable Law.

8.3 Enforcement of Patents and Trademarks.

8.3.1 Rights and Procedures. In the event that either Party reasonably believes that a Third Party may be infringing any of the GPC Biotech Patents, the Licensee Patents, the Joint Patents or the Product Trademarks, such Party shall promptly notify the other Party in writing, identifying the alleged infringer and the alleged infringement complained of and furnishing the information upon which such determination is based. With respect to the GPC Biotech Patents, the Joint Patents and the Product Trademarks, GPC Biotech shall, subject to the Spectrum Agreement, have the first right, but not the obligation, through counsel of its choosing, to take any measures it deems appropriate to stop such infringing activities by such Third Party in any part of the Territory or, to the extent not in conflict with the terms of this Agreement, to grant the infringing Third Party adequate rights and licenses necessary for continuing such activities. With respect to the Licensee Patents, Licensee shall have the first right, but not the obligation, through counsel of its choosing, to take any measures it deems appropriate to stop such infringing activities by such Third Party in any part of the Territory or, to the extent not in conflict with the terms of this Agreement, to grant the infringing Third Party adequate rights and licenses necessary for continuing such activities. Upon reasonable request by the enforcing Party, the other Party shall give the enforcing Party all reasonable information and assistance, including allowing the enforcing Party access to the other Party’s files and documents and to the other Party’s personnel who may have possession of relevant information and, if necessary for the enforcing Party to prosecute any legal action, joining in the legal action as a party at its own expense. In the event the enforcing Party fails within ninety (90) days following notice of such infringement, as provided in the first sentence of this Section 8.3.1, or earlier notifies the other

Party in writing of its intent not to take commercially appropriate steps to stop any infringement of any (a) GPC Biotech Patent, Joint Patent or Product Trademark in the Licensee Territory, in the case of GPC Biotech, or (b) Licensee Patent in the Territory, in the case of Licensee, that is likely or could reasonably be expected to have a material adverse effect on the sale of the Licensed Product in the Territory and the enforcing Party has not granted the infringing Third Party rights and licenses to continue its otherwise infringing activities, then, unless the enforcing Party provides the other Party with a commercially reasonable basis in writing for not taking such steps, the other Party shall have the right, but not the obligation, to do so at the other Party’s sole cost and expense; provided, however, that if the enforcing Party has commenced negotiations with an alleged infringer for discontinuance of such infringement within such ninety (90) day period, the enforcing Party shall have an additional ninety (90) days to conclude its negotiations before the other Party may bring suit for such infringement. Upon reasonable request by the other Party, the enforcing Party shall give the other Party all reasonable information and assistance in connection with such suit for infringement.

8.3.2 Generic Competition. Notwithstanding the foregoing, if either Party (a) reasonably believes that a Third Party may be filing or preparing or seeking to file a generic or abridged Drug Approval Application that refers to or relies on Regulatory Documentation submitted by either Party to any Regulatory Authority whether or not such a filing may be in violation of any Regulatory Exclusivity Period or infringe the GPC Biotech Patents, the Licensee Patents or the Joint Patents or (b) receives any notice of certification regarding the GPC Biotech Patents, Joint Patents or Licensee Patents pursuant to the U.S. “Drug Price Competition and Patent Term Restoration Act” of 1984 (21 United States Code §355(b)(2)(A)(iv) or (j)(2)(A)(vii)(IV)) (“ANDA Act”) claiming that any such Patents are invalid or unenforceable or claiming that the any such Patents will not be infringed by the Manufacture, use, marketing or sale of a product for which an application under the ANDA Act is filed or (c) receives any equivalent or similar certification or notice in any other jurisdiction, it shall notify the other Party in writing, identifying the alleged applicant or potential applicant and furnishing the information upon which such determination is based, and provide the other Party a copy of any such notice of certification within ten (10) days of receipt and the Parties’ rights and obligations with respect to any legal action as a result of such certification shall be as set forth in Section 8.3.1; provided, however, that if the enforcing Party elects not to bring suit against the Third Party providing notice of such certification within thirty (30) days of receipt of such notice with respect to any (y) GPC Biotech Patent or Joint Patent in the Licensee Territory or (z) Licensee Patent in the Territory, then the other Party shall have the right, but shall not the obligation, to bring suit against such Third Party and to join the enforcing Party as a Party plaintiff if necessary to bring such a suit, in which event the other Party shall hold the enforcing Party harmless from and against any and all costs and expenses of such litigation, including reasonable attorney’s fees and expenses.

8.3.3 Costs and Expenses. Each Party shall bear its own costs and expenses relating to any enforcement action pursuant to Section 8.3.1 or 8.3.2. Any damages or other amounts collected shall be used to reimburse the Parties for their costs and expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses), with any remainder being retained by the Party that pursued such enforcement action; provided, however, with respect to any amount received by the enforcing Party that relates to infringement of a Patent in the Licensee Territory, such remainder shall be shared equally by the Parties.

8.4 Potential Third Party Rights

8.4.1 Third Party Licenses. If the Exploitation of the Licensed Product in accordance with the terms and conditions of this Agreement, by Licensee, its Affiliates or any of its Sublicensees or Distributors infringes or misappropriates any Patent or any Intellectual Property Right of a Third Party in any country, such that Licensee or any of its Affiliates, Sublicensees or Distributors cannot, in the reasonable opinion of Licensee as advised by competent patent counsel, Develop or Commercialize the Licensed Product in such country without infringing the Patent or Intellectual Property Right of such Third Party, then, subject to the Spectrum Agreement, (x) if such Patent or other Intellectual Property Right is pending, issued or registered only in the Licensee Territory, Licensee shall have the first right to take the lead on negotiating the terms of each such license with such Third Party and (y) otherwise GPC Biotech shall have the first right to take the lead on negotiating the terms of each such license, and in each case ((x) and (y)), if such Party does not take such lead, then the other Party may do so; provided that Licensee may seek or obtain any such license solely with respect to one or more countries in the Licensee Territory; and provided, further, in either case: the terms of any such license shall permit the Party obtaining such license to grant to the other Party a sublicense thereunder; the Parties shall cooperate in negotiating the terms of such license with such Third Party; and the Party obtaining such license shall consult with the other Party prior to making any proposal regarding, or otherwise agreeing to, the terms of any such license. The determination of whether to seek and the terms of any such license shall be approved by the JEC. If one or both Parties enter into such a Third Party license agreement for the Licensee Territory, then:

(a) Each Party shall be solely responsible for all license fees, milestones, royalties or other such payments due to such any Third Party (“Third Party Payments”) (irrespective of the Party that has entered into an agreement with, or first made a payment to, such Third Party) consisting of payments with respect to the Commercialization of such Licensed Product in each Party’s portion of the Territory. Any Third Party Payments (irrespective of the Party that has entered into an agreement with, or first made a payment to, such Third Party) consisting of license fees, milestones or other payments with respect to Development shall be shared by the Parties such that Licensee shall bear thirty-five percent (35%) of such Third Party Payments and GPC Biotech shall bear sixty-five (65%) percent of such Third Party Payments; provided that GPC Biotech shall be solely responsible for all license fees, milestones and royalties due to Spectrum pursuant to the Spectrum Agreement (the “Spectrum Payments”) and any Third Party Payments under any agreements entered into pursuant to clause (y) of Section 8.4.1 to the extent such agreement relates solely to the GPC Biotech Territory; and, provided, further, that Licensee shall be solely responsible for Third Party Payments under any agreement entered into pursuant to clause (x) of Section 8.4.1. In the event that either Party has entered into such Third Party license agreement pursuant to this Section and has the obligation pursuant to such agreement to pay to such Third Party such Third Party Payments, such amounts shall be paid by the other Party to such contracting Party as early as may be necessary to ensure that such contracting Party has received from the other Party the required payment at least five (5) Business Days prior to the date on which such contracting

Party owes the corresponding payment to the Third Party. For clarity, no amount paid by Licensee to a Third Party as a Third Party Payment for the Licensee Territory in accordance with this Section shall be included in the Collaboration Costs; and

(b) Licensee shall have the right to deduct up to [...***...] of any Third Party Payments paid by Licensee with respect to the Licensee Territory from royalty payments set forth in Section 7.2 hereunder, provided that the royalty rate payable to GPC Biotech under Section 7.2 shall not be reduced by more than [...***...] in any Calendar Quarter. In the event that any reduction permitted under this Section is so limited, Licensee may carry the unused portion of such Third Party Payments, comprised solely of upfront license fee payments, forward to subsequent Calendar Quarters, subject to the application of the limitations set forth in this Section.

8.4.2 Invalidity or Unenforceability Defenses or Actions.

(a) In the event that a Third Party or Sublicensee asserts, as a defense or as a counterclaim in any infringement action under Section 8.3.1, that any Product Trademark, GPC Biotech Patent, Licensee Patent or Joint Patent is invalid or unenforceable, then the Party pursuing such infringement action shall promptly give written notice to the other Party. With respect to the Product Trademarks, GPC Biotech Patents and the Joint Patents, subject to the Spectrum Agreement, GPC Biotech shall have the first right, but not the obligation, through counsel of its choosing, to respond to such defense or defend against such counterclaim (as applicable) and, if Licensee is pursuing the applicable infringement action under Section 8.3.1, Licensee shall allow GPC Biotech to control such response or defense (as applicable). With respect to the Licensee Patents Licensee shall have the first right, but not the obligation, through counsel of its choosing, to respond to such defense or defend against such counterclaim (as applicable) and, if GPC Biotech is pursuing the applicable infringement action under Section 8.3.1, GPC Biotech shall allow Licensee to control such response or defense (as applicable). Any costs and expenses with respect to such response or defense against such counterclaim shall be borne by the Party controlling such response or defense. If either Party determines not to respond to such defense or defend against such counterclaim (as applicable), the other Party shall, at its sole cost and expense, have the right to respond to such defense or defend against such counterclaim (as applicable); provided, however, that such other Party shall obtain the written consent of GPC Biotech, with respect to the GPC Biotech Patents and the Joint Patents, or Licensee, with respect to the Licensee Patents, prior to ceasing to defend, settling or otherwise compromising such defense or counterclaim, such consent not to be unreasonably withheld or delayed.

(b) Similarly, if a Third Party or Sublicensee asserts, in a declaratory judgment action or similar action or claim filed by such Third Party, that any Product Trademark, GPC Biotech Patent, Licensee Patent or Joint Patent is invalid or unenforceable, then the Party first becoming aware of such action or claim shall promptly give written notice to the other Party. With respect to the Product Trademarks, GPC Biotech Patents and Joint Patents, subject to the Spectrum Agreement, GPC Biotech shall have the first right, but not the obligation, through counsel of its choosing, to defend against such action or claim. With respect to the Licensee Patents Licensee shall have the first right, but not the obligation, through counsel of its choosing, to defend against such action or claim. Any costs and expenses with respect to such

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defense shall be borne by the Party defending against such action or claim. If either Party determines not to assume such defense with respect to (y) the Product Trademarks, GPC Biotech Patents and Joint Patents in the Licensee Territory or (z) the Licensee Patents in the Territory, then other Party shall, at its sole cost and expense, have the right to defend against such action or claim; provided, however, that the other Party shall obtain the written consent of GPC Biotech, with respect to the GPC Biotech Patents and the Joint Patents, or Licensee, with respect to the Licensee Patents, prior to ceasing to defend, settling or otherwise compromising any such action or claim, such consent not to be unreasonably withheld or delayed.

(c) Each Party shall provide to the other Party all reasonable assistance requested by the other Party in connection with any action, claim or suit under this Section 8.4.2, including allowing such other Party access to the assisting Party’s files and documents and to the assisting Party’s personnel who may have possession of relevant information. In particular, the assisting Party shall promptly make available to the other Party, free of charge, all information in its possession or control that it is aware will be reasonably necessary to assist the other Party in responding to any such action, claim or suit.

8.4.3 Third Party Litigation. In the event of any actual or threatened suit against Licensee or its Affiliates, Sublicensees, Distributors or customers alleging that the Development or Commercialization of the Licensed Product in the Licensee Territory infringes the Patents or Intellectual Property Rights of any Third Party, Licensee shall, subject to the Spectrum Agreement, assume direction and control of the defense of claims arising therefrom (including the right to settle such claims at its sole discretion); provided, however, that Licensee shall obtain the written consent of GPC Biotech prior to ceasing to defend, settling or otherwise compromising such claims where such settlement or compromise would have an adverse affect on the validity or enforceability of any Patents and Intellectual Property Rights of GPC Biotech (including the Joint Intellectual Property Rights) or where such consent would otherwise be required pursuant to Section 13.5.2, such consent not to be unreasonably withheld or delayed. Each Party shall provide the other Party with copies of any notices it receives from Third Parties relating to any patent nullity actions, declaratory judgment actions and any alleged infringement or misappropriation of the Intellectual Property Rights of a Third Party by the Development, Manufacture or Commercialization of the Licensed Product in any country of the Territory. Such notices shall be provided promptly, but in no event more than ten (10) days following receipt thereof or, with respect to notices received prior to the Effective Date, on or prior to the Effective Date.

8.4.4 Retained Rights. Nothing in this Section 8.4 shall prevent Licensee, at its own expense, from obtaining any license or other rights from Third Parties it deems appropriate in order to permit the full and unhindered exercise of its rights under this Agreement.

8.4.5 Cooperation. In the event that a Third Party [...***...] institutes a Patent, trade secret or other infringement suit against GPC Biotech, Licensee or their respective Affiliates or, in the case of Licensee, Sublicensees or Distributors, during the term of this Agreement with respect to the Licensed Products, each Party shall, at its own cost and expense, use all reasonable efforts to assist and cooperate with the other Party in connection with the defense of such suit.

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ARTICLE 9

ADVERSE EVENT REPORTING

9.1 Complaints. Each Party shall maintain a record of any and all Complaints it receives with respect to the Licensed Product. Each Party shall notify the other Party in reasonable detail of any Complaint received by it within five (5) days after the event, and in any event in sufficient time to allow such Party to comply with all Applicable Law in any country or with respect to any activity for which it is the Regulatory Lead or the Development Lead, as applicable. For purposes of this Section 9.1, a “Complaint” means any oral or written communication of dissatisfaction regarding the identity, quality, durability, reliability or performance of the Licensed Product. Examples include appearance, low fills, foreign materials, foreign product, defective packaging or defective labeling.

9.2 Adverse Event Reporting. Each Party shall provide the other Party with all information necessary or desirable for such other Party to comply with its pharmacovigilance responsibilities in the Territory, including any Adverse Event Experiences from pre-clinical or clinical laboratory, animal toxicology and pharmacology studies, clinical trials and commercial experiences with the Licensed Product. “Adverse Event Experience” shall mean (a) any finding from tests in laboratory animals or in vitro that suggests a significant risk for human subjects including reports of mutagenicity, teratogenicity or carcinogenicity and (b) any undesirable, untoward or noxious event or experience associated with the clinical, commercial or other use or occurring following administration, of the Licensed Product in humans, occurring at any dose, whether expected or unexpected and whether or not considered related to or caused by the Licensed Product, including such an event or experience as occurs in the course of the use of the Licensed Product in professional practice, in a clinical trial, from overdose, whether accidental or intentional, from abuse, from withdrawal or from a failure of expected pharmacological or biological therapeutic action of the Licensed Product, and including those events or experiences that are required to be reported to the FDA under 21 C.F.R. sections 312.32 or 314.80 or to foreign Regulatory Authorities under corresponding Applicable Law outside the United States.

9.3 Pharmacovigilance. Subject to the terms of this Agreement, within three (3) months of the Effective Date, GPC Biotech and Licensee shall discuss and develop mutually acceptable guidelines and procedures for the investigation, exchange, receipt, recordation, communication (as between the Parties) and exchange of Adverse Event Experience information and all other information regarding matters covered in this Article 9. Until such guidelines and procedures are set forth in an agreement between the Parties (the “Pharmacovigilance Agreement”), the terms of Sections 9.1 and 9.2 shall apply. Following the execution of the Pharmacovigilance Agreement, such Sections shall continue to apply unless expressly amended by the Parties, provided that in the event of any conflict between the terms of Sections 9.1 and 9.2 and the terms of the Pharmacovigilance Agreement, the terms of the Pharmacovigilance Agreement shall control. It is anticipated that such Pharmacovigilance Agreement shall include provisions for the exchange between the Parties of Adverse Event Experience reports, the creation and maintenance by GPC Biotech of an electronic database comprised of all adverse events reported on a worldwide basis with respect to the Licensed Product and the establishment of appropriate mechanisms by which Licensee can, in a timely manner, access such database on a read only basis to comply with Applicable Law and to perform its responsibilities and exercise its rights under this Agreement. Each Party shall be responsible for its own costs incurred in connection with receiving, recording, reviewing, communicating, reporting and responding to adverse events.

ARTICLE 10

LICENSED PRODUCT RECALL

10.1 Notification and Recall. In the event that any Regulatory Authority issues or requests a recall or takes similar action in connection with the Licensed Product or in the event either Party determines that an event, incident or circumstance has occurred that may result in the need for a recall or market withdrawal, the Party notified of or desiring such recall or similar action shall, within twenty-four (24) hours, advise the other Party thereof by telephone (and confirm by email or facsimile), email or facsimile. Following notification of a recall in the Licensee Territory, the JEC shall meet to discuss such notification or recall and Licensee shall decide whether to conduct a recall (except in the case of a government-mandated recall) and the manner in which any such recall shall be conducted. Following notification or a recall in the GPC Biotech Territory, the JEC shall meet to discuss such notification or recall and GPC Biotech shall decide whether to conduct a recall (except in the case of a government-mandated recall) and the manner in which any such recall shall be conducted.

10.2 Recall Expenses. Licensee shall bear the expenses of any recall of the Licensed Product in the Licensee Territory; provided, however, that GPC Biotech shall bear the expense of a recall to the extent that such recall resulted from GPC Biotech’s breach of its obligations hereunder or under the Supply Agreement or its gross negligence or willful misconduct. GPC Biotech shall bear the expenses of any recall of the Licensed Product in the GPC Biotech Territory.

ARTICLE 11

CONFIDENTIALITY AND NON-DISCLOSURE

11.1 Confidentiality Obligations. At all times during the term of this Agreement and for a period of ten (10) years following termination or expiration hereof, each Party shall, and shall cause its officers, directors, employees and agents to, keep completely confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or is reasonably necessary for the performance of this Agreement. “Confidential Information” means any information provided by one Party to another relating to the terms of this Agreement, the Licensed Compound or the Licensed Product (including the Regulatory Documentation, Regulatory Approvals and Drug Master Files any information or data contained therein), any Development or Commercialization of the Licensed Compound or the Licensed Product or the scientific, regulatory or business affairs or other activities of either Party. All Clinical Data shall be the Confidential Information of the Party that owns such data, regardless of which Party furnished such data. Such Confidential Information may be used by the receiving Party only for the purposes of carrying out obligations or exercising its rights set forth in this Agreement. Notwithstanding the foregoing, Confidential Information shall not include any information that:

11.1.1 is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of receiving Party;

11.1.2 can be demonstrated by documentation or other competent proof to have been in the receiving Party’s possession prior to disclosure by the disclosing Party without any obligation of confidentiality with respect to said information;

11.1.3 is subsequently received by the receiving Party from a Third Party who is not bound by any obligation of confidentiality with respect to said information;

11.1.4 has been published by a Third Party or otherwise enters the public domain through no fault of the receiving Party in breach of this Agreement; or

11.1.5 can be demonstrated by documentation or other competent evidence to have been independently developed by or for the receiving Party without reference to the disclosing Party’s Confidential Information.

Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the receiving Party unless the combination and its principles are in the public domain or in the possession of the receiving Party.

11.2 Permitted Disclosures. Each Party may disclose Confidential Information to the extent that such disclosure is:

11.2.1 Made in response to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial and local governmental or regulatory body of competent jurisdiction or, if in the reasonable opinion of the receiving Party’s legal counsel, such disclosure is otherwise required by law; provided, however, that the receiving Party shall first have given notice to the disclosing Party and given the disclosing Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the

Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to that information which is legally required to be disclosed in response to such court or governmental order;

11.2.2 Made by the receiving Party to the Regulatory Authorities as required in connection with any filing, application or request for Regulatory Approval; provided, however, that reasonable measures, to the extent available, shall be taken to assure confidential treatment of such information; or

11.2.3 Made by either Party or its Affiliates or sublicensees to Third Parties as may be necessary or useful in connection with the Manufacture or Exploitation of the Licensed Compound, the Licensed Product, (to the extent permitted or contemplated hereunder) Improvements thereto or otherwise in connection with the performance of its obligations or exercise of its rights (including, with respect to GPC Biotech, its rights under Sections 5.2 and 5.6 or disclosures to Spectrum or GPC Biotech Counter-Parties) as contemplated by this Agreement, including subcontracting and sublicensing transactions in connection therewith; provided, however, that such persons shall be subject to obligations of confidentiality and non-use with respect to such Confidential Information comparable to the obligations of confidentiality and non-use of the receiving Party pursuant to this Article 11.

11.3 Use of Name. Except as expressly set forth in Sections 5.1.5 and 5.6.2, neither Party shall mention or otherwise use the name, insignia, symbol, Trademark, trade name or logotype of the other Party (or any abbreviation or adaptation thereof) in any publication, press release, promotional material or other form of publicity without the prior written approval of such other Party in each instance. The restrictions imposed by this Section shall not prohibit either Party from making any disclosure identifying the other Party that is required by Applicable Law.

11.4 Press Releases. Press releases or other similar public communication by either Party relating to this Agreement shall be approved in advance by the other Party, which approval shall not be unreasonably withheld or delayed, except for those communications required by Applicable Law, disclosures of information for which consent has previously been obtained, information that has been previously disclosed publicly or as otherwise set forth in this Agreement; provided that the other Party is given a reasonable opportunity to review and comment on any such press release or public communication in advance thereof.

11.5 Patient Information. The Parties agree to abide (and to cause their respective Affiliates, Sublicensees and Distributors to abide) and to take (and to cause their respective Affiliates, Sublicensees and Distributors to take) all reasonable and appropriate actions to ensure that all Third Parties conducting or assisting with any clinical development activities hereunder in accordance with, and subject to the terms of, this Agreement, shall abide, to the extent applicable, by all Applicable Law concerning the confidentiality or protection of patient identifiable information and/or patient’s protected health information, including the regulations at 45 C.F.R. Parts 160 and 164 and where relevant, the applicable national laws implementing the European Union Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data of 24 October 1995 and any other Applicable Law, in the course of their performance under this Agreement.

11.6 Publications. The JEC (or its appropriate designees) shall determine the strategy for, and coordinate, the publication and presentation of results of studies of the Licensed Product or other data generated under this Agreement. Each Party recognizes that the publication of papers regarding results of and other information regarding activities under this Agreement, including oral presentations and abstracts, may be beneficial to both Parties, provided such publications are subject to reasonable controls to protect Confidential Information. In particular, it is the intent of the Parties to maintain the confidentiality of any Confidential Information included in any Patent application until such Patent application has been filed. Accordingly, each Party shall have the right to review and approve any paper proposed for publication by the other Party, including any oral presentation or abstract, which pertains to results of Clinical Studies, Post Approval Studies or other studies with respect to the Licensed Product or includes other data generated under this Agreement or which includes Confidential Information of the other Party. Before any such paper is submitted for publication or an oral presentation is made, the publishing or presenting Party shall deliver a complete copy of the paper or materials for oral presentation to the other Party at least thirty (30) days prior to submitting the paper to a publisher or making the presentation. The other Party shall review any such paper and give its comments to the publishing Party within fifteen (15) days of the delivery of such paper to the other Party. With respect to oral presentation materials and abstracts, the other Party shall make reasonable efforts to expedite review of such materials and abstracts, and shall return such items as soon as practicable to the publishing or presenting Party with appropriate comments, if any, but in no event later than fifteen (15) days from the date of delivery to the other Party. Failure to respond within such fifteen (15) days shall be deemed approval to publish or present. If approval is not given or deemed given, either Party may refer the matter to the JEC for resolution together with the reasons for withholding approval. Notwithstanding the foregoing, the publishing or presenting Party shall comply with the other Party’s request to delete references to such other Party’s Confidential Information in any such paper and shall withhold publication of any such paper or any presentation of same for an additional sixty (60) days in order to permit the Parties to obtain patent protection if either Party deems it necessary. Any publication shall include recognition of the contributions of the other Party according to standard practice for assigning scientific credit, either through authorship or acknowledgement, as may be appropriate. Each Party shall use commercially reasonable efforts to cause investigators and institutions participating in Clinical Studies and Post Approval Studies for the Licensed Product with which it contracts to agree to terms substantially similar to those set forth in this Section, which efforts shall satisfy such Party’s obligations under this Section with respect to such investigators and institutions.

11.7 Return of Confidential Information. Upon the effective date of the termination of this Agreement for any reason, either Party may request in writing, and the other Party shall either, with respect to Confidential Information to which such other Party does not retain rights hereunder: (i) promptly destroy all copies of such Confidential Information in the possession of the other Party and confirm such destruction in writing to the requesting Party; or (ii) promptly deliver to the requesting Party, at the other Party’s expense, all copies of such Confidential Information in the possession of the other Party; provided, however, the other Party shall be permitted to retain one (1) copy of such Confidential Information for the sole purpose of performing any continuing obligations hereunder or for archival purposes. Notwithstanding the foregoing, such other Party also shall be permitted to retain such additional copies of or any computer records or files containing such Confidential Information that have been created solely by such Party’s automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with such other Party’s standard archiving and back-up procedures, but not for any other use or purpose. All Confidential Information shall continue to be subject to the terms of this Agreement for the period set forth in Section 11.1.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES

12.1 Representations, Warranties and Covenants. Each Party hereby represents, warrants and covenants to the other Party that, as of the Effective Date:

12.1.1 Corporate Authority. Such Party (a) has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder and (b) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.

12.1.2 Litigation. Such Party is not aware of any pending or threatened litigation (and has not received any communication) that alleges that such Party’s activities related to this Agreement have violated or that by conducting the activities as contemplated herein such Party would violate, any of the Patent or Intellectual Property Rights of any other Person.

12.1.3 Consents and Approvals. All necessary consents, approvals and authorizations of all regulatory and governmental authorities and other Persons required to be obtained by such Party in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained.

12.1.4 Conflicts. The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable law or regulation or any provision of the articles of association or limited partnership agreement or any similar instrument of such Party, as applicable, in any material way, and (b) do not conflict with, violate or breach or constitute a default or require any consent under, any contractual obligation or court or administrative order by which such Party is bound.

12.2 Additional Representations, Warranties and Covenants of Licensee. Licensee represents, warrants and covenants to GPC Biotech that, as of the Effective Date:

12.2.1 Licensee (a) is a corporation duly organized and in good standing under the laws of Switzerland and (b) has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as it is contemplated to be conducted by this Agreement.

12.2.2 Neither Licensee nor any of its Affiliates has been debarred or is subject to debarment and neither Licensee nor any of its Affiliates will use in any capacity, in connection with the services to be performed under this Agreement, any Person who has been debarred pursuant to Section 306 of the FFDCA or who is the subject of a conviction described in such section. Licensee shall inform GPC Biotech in writing immediately if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in Section 306 or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of Licensee’s Knowledge, is threatened, relating to the debarment or conviction of Licensee or any Person performing services hereunder.

12.3 Additional Representations, Warranties and Covenants of GPC Biotech. GPC Biotech represents, warrants and covenants to Licensee that, as of the Effective Date:

12.3.1 GPC Biotech is a corporation duly organized under the laws of Germany and has full power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as is contemplated to be conducted by this Agreement.

12.3.2 Neither GPC Biotech nor any of its Affiliates has been debarred or is subject to debarment and neither GPC Biotech nor any of its Affiliates will use in any capacity, in connection with the services to be performed under this Agreement, any Person who has been debarred pursuant to Section 306 of the FFDCA or who is the subject of a conviction described in such section. GPC Biotech shall inform Licensee in writing immediately if it or any Person who is performing services hereunder is debarred or is the subject of a conviction described in Section 306 or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of GPC Biotech’s Knowledge, is threatened, relating to the debarment or conviction of Licensee or any Person performing services hereunder.

12.3.3 GPC Biotech Controls the Patents listed on Exhibit A and the GPC Biotech Know-How, and is entitled to grant the licenses specified herein. Except for any obligation of GPC Biotech or any of its Affiliates under the German act on employees’ inventions (Gesetz über Arbeitnehmererfindungen) or corresponding laws in other jurisdictions, the requirements of which, to GPC Biotech’s Knowledge, have been satisfied, GPC Biotech has not caused any GPC Biotech Patent to be subject to any liens or encumbrances and GPC Biotech has not granted to any Third Party any rights or licenses under any of the GPC Biotech Know-How or GPC Biotech Patents that would conflict with the licenses granted to Licensee hereunder. To GPC Biotech’s Knowledge, neither the Development nor Commercialization of the Licensed Product in the Field as currently conducted by GPC Biotech or as contemplated by this Agreement does or would infringe or result in the misappropriation of any Patent or other Intellectual Property Rights of any Third Party.

12.3.4 To GPC Biotech’s Knowledge, the GPC Biotech Patents have been procured or are being procured from the respective Patent Offices in accordance with Applicable Law.

12.3.5 GPC Biotech has no Knowledge of any actual infringement or threatened infringement of the GPC Biotech Patents or GPC Biotech Know-How by any Person.

12.3.6 GPC Biotech has no Knowledge of any claim or litigation that has been brought or threatened in writing by any Person alleging that (a) the GPC Biotech Patents or the GPC Biotech Know-How are invalid or unenforceable or (b) the Development and Commercialization of the Licensed Product in the Field as contemplated by this Agreement infringes any Patent or other Intellectual Property Right Controlled by any Third Party.

12.3.7 GPC Biotech has not, up through and including the Effective Date, Knowingly withheld (except as previously stated by GPC Biotech to Licensee) any material information, including reports of Adverse Event Experiences and warning letters from Regulatory Authorities, in GPC Biotech’s possession from Licensee in response to Licensee’s reasonable inquiries in connection with its due diligence relating to the Licensed Compound, Licensed Product, this Agreement and the underlying transaction. To GPC Biotech’s Knowledge, the clinical data related to Licensed Product in the Field that GPC Biotech has provided to Licensee prior to the Effective Date was, when access was provided to Licensee, up-to-date and accurate in all material respects and GPC Biotech has provided Licensee with any material updates to such clinical data that have occurred since the time such access was provided to Licensee.

12.3.8 GPC Biotech has provided Licensee with a complete and correct (except as may be redacted by Spectrum or its licensor) copy of the Spectrum Agreement existing as of the Effective Date. To GPC Biotech’s Knowledge, the Spectrum Agreement remains in full force and effect as of the Effective Date and, except for any rights of GPC Biotech under the German act on employees’ inventions (Gesetz über Arbeitnehmererfindungen) or corresponding laws in other jurisdictions, is the only agreement with a Third Party (a) pursuant to which GPC Biotech has acquired any rights to the Licensed Compound or the Licensed Products in the Field, and (b) that imposes an obligation on GPC Biotech to pay royalties to a Third Party based upon Commercialization of the Licensed Product in the Field. GPC Biotech represents and warrants to Licensee that to GPC Biotech’s Knowledge, as of the Effective Date, GPC Biotech is in compliance in all material respects with the terms of the Spectrum Agreement and that the performance of GPC Biotech’s obligations and the exploitation of any rights granted to Licensee hereunder in accordance with the terms and conditions of this Agreement will not violate, breach, or constitute a default or require any consent under, the terms of the Spectrum

Agreement. GPC Biotech covenants to Licensee and agrees that it shall use all commercially reasonable efforts not to take any action or omit to take any action that would constitute a breach of the Spectrum Agreement or enter into any amendment to the Spectrum Agreement, which amendment would be reasonably likely to have a material adverse effect on the Development or Commercialization of the Licensed Product in the Licensee Territory. GPC Biotech shall provide Licensee promptly with notice of the occurrence of any such breach or any notice alleging that GPC Biotech has committed any such breach. Licensee acknowledges that pursuant to Section 5 of the Spectrum Agreement, Spectrum Pharmaceuticals has a right to negotiate for co-promotion rights to Licensed Products in the United States. Notwithstanding the foregoing, in this event, the operation of the limitations in Sections 2.4.3, 2.4.4 and 2.4.5 by virtue of Spectrum Pharmaceuticals becoming a GPC Biotech Counter Party through such provisions shall not be deemed a material adverse effect.

12.4 DISCLAIMER OF WARRANTY. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS ARTICLE 12, NEITHER PARTY MAKES ANY REPRESENTATIONS OR GRANTS ANY WARRANTIES, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, WHETHER WRITTEN OR ORAL, OR EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR ANY WARRANTY AS TO THE VALIDITY OF ANY PATENTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

ARTICLE 13

INDEMNITY

13.1 Indemnification of GPC Biotech. Licensee shall indemnify GPC Biotech, its Affiliates and their respective directors, officers, employees, licensors and agents, and defend and save each of them harmless, from and against any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) in connection with any and all suits, investigations, claims or demands of Third Parties (collectively, “Third Party Claims”) arising from or occurring as a result of: (a) the breach by Licensee or its Affiliates, Sublicensees or Distributors of any term of this Agreement; (b) the negligence or willful misconduct on the part of Licensee or its Affiliates or any Sublicensees or Distributors in performing their obligations under this Agreement; or (c) the Unilateral Activities by Licensee or its Affiliates or any Sublicensees in the Territory; or (d) subject to Section 13.3, the Commercialization by Licensee or its Affiliates or any Sublicensees or Distributors of the Licensed Product in the Licensee Territory, except for those Losses which GPC Biotech has an obligation to indemnify Licensee pursuant to Section 13.2 hereof, as to which Losses each Party shall indemnify the other to the extent of their respective liability; provided, however, that Licensee shall not be obligated to indemnify GPC Biotech for any Losses to the extent that such Losses arise as a result of gross negligence or willful misconduct on the part of GPC Biotech or any of its Affiliates.

13.2 Indemnification of Licensee. GPC Biotech shall indemnify Licensee, its Affiliates and their respective directors, officers, employees and agents, and defend and save each of them harmless, from and against any and all Losses in connection with any and all Third Party Claims arising from or occurring as a result of: (a) the breach by GPC Biotech or any GPC Biotech Counter-Party of this Agreement; (b) the negligence or willful misconduct on the part of GPC Biotech or any GPC Biotech Counter-Party in performing its obligations under this Agreement; or (c) the Unilateral Activities by GPC Biotech or any GPC Biotech Counter-Party in the Territory; or (d) subject to Section 13.3, Commercialization by GPC Biotech of the Licensed Compound or Licensed Product in the GPC Biotech Territory, except for those Losses for which Licensee has an obligation to indemnify GPC Biotech and its Affiliates pursuant to Section 13.1 hereof, as to which Losses each Party shall indemnify the other to the extent of their respective liability for the Losses; provided, however, that GPC Biotech shall not be obligated to indemnify Licensee for any Losses to the extent that such Losses arise as a result of gross negligence or willful misconduct on the part of Licensee or any of its Affiliates, Sublicensees or Distributors.

13.3 Certain Losses. Any Losses for personal injury or death or damage or destruction of property, other than those Losses for which indemnification is provided in Section 13.1(a) or (b) or Section 13.2(a) or (b), in connection with any claim brought against either Party by a Third Party resulting directly or indirectly from the conduct of Clinical Studies of the Licensed Product by either Party (or its Affiliates, employees or agents) in accordance with the Development Plan or the Joint Commercialization Activities in accordance with the Commercialization Plan, shall be included as a Collaboration Cost only to the extent such Losses are not covered by insurance policies of such Party. In no event shall Losses from claims of infringement of Third Party Patent rights in connection with the Development of the Licensed Product be included as a Collaboration Cost. The Parties shall confer through the JEC with respect to how to respond to the claim and how to handle the claim in an efficient manner. In the absence of such an agreement, each Party shall have the right to take such action as it deems appropriate.

13.4 Notice of Claim. All indemnification claims in respect of a Party, its Affiliates or their respective directors, officers, employees and agents shall be made solely by such Party to this Agreement (the “Indemnified Party”). The Indemnified Party shall give the indemnifying Party prompt written notice (an “Indemnification Claim Notice”) of any Losses or discovery of fact upon which such indemnified Party intends to base a request for indemnification under Section 13.1 or 13.2, but in no event shall the indemnifying Party be liable for any Losses that result from any delay in providing such notice. Each Indemnification Claim Notice must contain a description of the claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall furnish promptly to the indemnifying Party copies of all papers and official documents received in respect of any Losses and Third Party Claims.

13.5 Control of Defense. At its option, the indemnifying Party may assume the defense of any Third Party Claim by giving written notice to the Indemnified Party within thirty (30) days after the indemnifying Party’s receipt of an Indemnification Claim Notice. The assumption of the defense of a Third Party Claim by the indemnifying Party shall not be construed as an acknowledgment that the indemnifying Party is liable to indemnify the Indemnified Party in respect of the Third Party Claim, nor shall it constitute a waiver by the indemnifying Party of any defenses it may assert against the Indemnified Party’s claim for indemnification. Upon assuming the defense of a Third Party Claim, the indemnifying Party may appoint as lead counsel in the defense of the Third Party Claim any legal counsel selected by the indemnifying Party. In the event the indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall immediately deliver to the indemnifying Party all original notices and documents (including court papers) received by the Indemnified Party in connection with the Third Party Claim. Should the indemnifying Party assume the defense of a Third Party Claim, except as provided in Section 13.5.1, the indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party in connection with the analysis, defense or settlement of the Third Party Claim. In the event that it is ultimately determined that the indemnifying Party is not obligated to indemnify, defend or hold harmless the Indemnified Party from and against the Third Party Claim, the Indemnified Party shall reimburse the indemnifying Party for any and all costs and expenses (including attorneys’ fees and costs of suit) and any Third Party Claims incurred by the indemnifying Party in its defense of the Third Party Claim.

13.5.1 Right to Participate in Defense. Without limiting Section 13.5 above, any Indemnified Party shall be entitled to participate in, but not control, the defense of such Third Party Claim and to employ counsel of its choice for such purpose; provided, however, that such employment shall be at the Indemnified Party’s own expense unless, subject to the consent of an insurer, if applicable, (a) the employment thereof has been specifically authorized by the indemnifying Party in writing, (b) the indemnifying Party has failed to assume the defense and employ counsel in accordance with Section 13.5 (in which case the Indemnified Party shall control the defense) or (c) the interests of the indemnitee and the indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both parties under Applicable Law, ethical rules or equitable principles.

13.5.2 Settlement. With respect to any Third Party Claims relating solely to the payment of money damages in connection with a Third Party Claim and that shall not result in the Indemnified Party’s becoming subject to injunctive or other relief or otherwise adversely affecting the business of the Indemnified Party in any manner, and as to which the indemnifying Party shall have acknowledged in writing the obligation to indemnify the Indemnified Party hereunder, the indemnifying Party shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, on such terms as the indemnifying Party, in its sole discretion, shall deem appropriate. With respect to all other Losses in connection with Third Party Claims, where the indemnifying Party has assumed the defense of the Third Party Claim in accordance with Section 13.5.1, the indemnifying Party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss provided it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). The indemnifying Party shall not be liable for any settlement or other disposition of a Loss by an Indemnified Party that is reached without the written consent of the indemnifying Party. Regardless of whether the indemnifying Party chooses to defend or prosecute any Third Party Claim, no Indemnified Party shall admit any liability with respect to or settle, compromise or discharge, any Third Party Claim without the prior written consent of the indemnifying Party, such consent not to be unreasonably withheld or delayed.

13.5.3 Cooperation. Regardless of whether the indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified Party shall, and shall cause each Indemnified Party to, cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Third Party Claim, and making indemnified Parties and other employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the indemnifying Party shall reimburse the Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith.

13.5.4 Expenses. Except as provided above, the costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any claim shall be reimbursed on a Calendar Quarter basis by the indemnifying Party, without prejudice to the indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

13.6 Limitation on Damages and Liability. EXCEPT IN CIRCUMSTANCES OF GROSS NEGLIGENCE OR INTENTIONAL MISCONDUCT BY A PARTY OR ITS AFFILIATES (OR WITH RESPECT TO LICENSEE, ITS SUBLICENSEES OR DISTRIBUTORS), OR WITH RESPECT TO LOSSES ARISING FROM THIRD PARTY CLAIMS UNDER SECTION 13.1 OR 13.2, NO PARTY OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, OR FOR LOST PROFITS, MILESTONES OR ROYALTIES, WHETHER IN CONTRACT, WARRANTY, NEGLIGENCE, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF (a) THE DEVELOPMENT, MANUFACTURE, USE OR SALE OF THE LICENSED PRODUCT OR LICENSED COMPOUND UNDER THIS AGREEMENT, (b) THE USE OF OR REFERENCE TO ANY PATENTS, KNOW-HOW, REGULATORY DOCUMENTATION OR DRUG MASTER FILE, OR (c) ANY BREACH OF OR FAILURE TO PERFORM ANY OF THE PROVISIONS OF THIS AGREEMENT.

13.7 Insurance. Each Party shall have and maintain such type and amounts of liability insurance covering the Manufacture, Development, use and sale of the Licensed Product as is normal and customary in the pharmaceutical industry generally for parties similarly situated, and shall upon request provide the other Party with a copy of its policies of insurance in that regard, along with any amendments and revisions thereto. Each Party shall provide the other Party thirty (30) days’ advance written notice of the termination of coverage in its insurance program.

13.7.1 Without limiting the generality of the foregoing, at a minimum, Licensee shall maintain during any period in which Licensee has indemnification obligations to GPC Biotech, (a) commercial general liability insurance with a combined single limit for bodily injury and property damage of not less than Five Million U.S. Dollars ($5,000,000) per occurrence and Ten Million U.S. Dollars ($10,000,000) in the aggregate, (b) products liability/completed operations coverage with a minimum indemnity limit of Ten Million U.S. Dollars ($10,000,000) per claim and in the aggregate and (c) a global cargo insurance policy with a minimum indemnity limit of One Million Five Hundred Thousand U.S. Dollars ($1,500,000) per occurrence and insurance on product inventory at processor locations of Five Million U.S. Dollars ($5,000,000) per occurrence. Such policies shall (x) be provided by insurance carrier(s) reasonably acceptable to GPC Biotech, and (y) show GPC Biotech as additional insured and loss payee, as its interests may appear. Such policies shall remain in effect throughout the term of this Agreement and shall not be cancelled or subject to a reduction of coverage without the prior written authorization of GPC Biotech. Should Licensee at any time or for any reason fail to obtain the insurance required herein, or should such insurance be cancelled or reduced below the above limits, GPC Biotech shall have the right to procure the same at Licensee’s expense. GPC Biotech shall have the right to offset any such expense that is owed by Licensee but not paid against any payments owed by GPC Biotech, if any, under this Agreement.

13.7.2 Without limiting the generality of the foregoing, at a minimum, GPC Biotech shall maintain during any period in which GPC Biotech has indemnification obligations to Licensee, (a) commercial general liability insurance with a combined single limit for bodily injury and property damage of not less than Five Million Euros (€5,000,000) in the aggregate and Two Million U.S. Dollars ($2,000,000) in the aggregate and One Million U.S. Dollars ($1,000,000) per occurrence in the United States, (b) products liability/completed operations coverage with a minimum indemnity limit of Ten Million U.S. Dollars ($10,000,000) per occurrence, (c) a global cargo insurance policy with a minimum indemnity limit of Seven Hundred Fifty Thousand U.S. Dollars ($750,000) per occurrence, and (d) an all-risks insurance policy covering its United States facilities with a minimum indemnity limit of Eight Million U.S. Dollars ($8,000,000) per occurrence and in the aggregate. Such policies shall (x) be provided by insurance carrier(s) reasonably acceptable to Licensee, and (y) show Licensee as additional insured and loss payee, as its interests may appear. Such policies shall remain in effect throughout the term of this Agreement and shall not be cancelled or subject to a reduction of coverage without the prior written authorization of Licensee. Should GPC Biotech at any time or for any reason fail to obtain the insurance required herein, or should such insurance be cancelled or reduced below the above limits reduced, Licensee shall have the right to procure the same at GPC Biotech’s expense. Licensee shall have the right to offset any such expense that is owed by GPC Biotech but not paid against any payments owed by Licensee under this Agreement.

ARTICLE 14

TERM AND TERMINATION

14.1 Term. This Agreement shall commence upon the Effective Date and shall continue in each country in the Licensee Territory until such time as

Licensee no longer owes any royalty payments under this Agreement with respect to such country, unless earlier terminated in accordance with this Article 14. Unless earlier terminated in accordance with this Article 14, and subject to the applicable terms and conditions of the Spectrum Agreement, upon expiration of this Agreement on a country-by-country basis, Licensee shall retain a non-exclusive, fully-paid, royalty-free license to the GPC Biotech Know-How and, subject to Section 5.5, the Product Trademarks, in each case, for the purpose of continuing to Commercialize the Licensed Product in the Field in such country.

14.2 Termination of this Agreement in its Entirety for Material Breach. In the event that either Party (the “Breaching Party”) shall be in material default in the performance of any of its material obligations under this Agreement, in addition to any other right and remedy the other Party (the “Complaining Party”) may have, the Complaining Party may terminate this Agreement in its entirety by sixty (60) days’ prior written notice (the “Notice Period”) to the Breaching Party, specifying the breach and its claim of right to terminate, provided always that the termination shall not become effective at the end of the Notice Period if the Breaching Party cures the breach complained about during the Notice Period (or, if such default cannot be cured within such sixty (60)-day period, if the Breaching Party commences actions to cure such default within the Notice Period and thereafter diligently continues such actions, provided that such default is cured within one hundred eight (180) days after the receipt of such notice), except in the case of a payment default of amounts not subject to a good faith Dispute, as to which the Breaching Party shall have only a ten (10)-day cure period. For the avoidance of doubt, in the event of a Dispute between the Parties with respect to whether Licensee has failed to utilize Commercially Reasonable Efforts with respect to the Development or Commercialization of Licensed Product, or as to whether a payment is owed hereunder, then such Dispute shall be resolved in accordance with Section 15.7.1 and the applicable cure period shall be tolled during the pendency of such resolution.

14.3 Termination of this Agreement in a Country or Major Market Region for Material Breach. In the event that Licensee shall be in material default in the performance of any of its material obligations under this Agreement with respect to a country, in addition to any other right and remedy GPC Biotech may have, GPC Biotech may without limiting its right to terminate this Agreement in its entirety pursuant to Section 14.2 (with respect to any such default that constitutes a material default within the meaning of Section 14.2 with respect to the Agreement as a whole), terminate this Agreement, at its election, either (a) in such country or (b) if such country is a Major Market Country, in all or any part of the Major Market Region in which such Major Market Country is located, by sixty (60) days’ prior written notice to Licensee, specifying such alleged breach, identifying the countries at issue and specific detailed reasons of such allegation and its claim of right to terminate, provided always that the termination shall not become effective at the end of the Notice Period if Licensee cures such breach during the Notice Period (or, if such default cannot be cured within such sixty (60)-day period, if Licensee commences actions to cure such default within the Notice Period and thereafter diligently continues such actions, provided that such default is cured within one hundred and eighty (180) days after the receipt of such notice), except in the case of a payment default of amounts not subject to good faith Dispute by Licensee as to which Licensee shall have a ten (10)-day cure period. For the avoidance of doubt, in the event of a Dispute between the

Parties with respect to whether Licensee has failed to utilize Commercially Reasonable Efforts with respect to the Development or Commercialization of Licensed Product in a country, or as to whether a payment is owed hereunder, then such Dispute shall be resolved in accordance with Section 15.7.1 and the applicable cure period shall be tolled during the pendency of such resolution.

14.4 Termination by Licensee. If Licensee reasonably determines that it is not feasible for Licensee to pursue the Development or Commercialization of the Licensed Product in a country within the Licensee Territory or Europe, in the case of a country within Europe, due to a scientific, technical, regulatory or commercial reasons, including (a) safety or efficacy concerns, including adverse events of the Licensed Product, (b) concerns relating to the present or future marketability or profitability of the Licensed Product, (c) reasons related to patent coverage or (d) existing and anticipated competition, which renders the Commercialization of the Licensed Product no longer commercially practicable for Licensee, then Licensee shall promptly notify GPC Biotech in writing of such determination and provide GPC Biotech with the pertinent information with respect thereto. Promptly following the receipt of such notice from Licensee, the Parties shall meet and discuss any amendments to this Agreement to address Licensee’s concerns. If the Parties are not able to agree on such amendments within ninety (90) days and if Licensee still reasonably believes that it is not feasible for Licensee to pursue the Development, launch or sale of the Licensed Product in a country, Licensee may terminate this Agreement with respect to such country or countries or Europe, in the case of any country within Europe, in the Licensee Territory upon ninety (90) days’ prior written notice to GPC Biotech; provided that if (i) Licensee terminates this Agreement with respect to a country that is a Major Market Country, GPC Biotech shall have the right to terminate the Agreement with respect to all or any part of the Major Market Region in which such Major Market Country is located upon written notice to Licensee, or (ii) Licensee terminates this Agreement with respect to any Major Market Country in Europe, GPC Biotech shall have the right to terminate this Agreement in its entirety upon written notice to Licensee.

14.5 Termination by GPC Biotech.

14.5.1 In the event that Licensee or any of its Affiliates, Sublicensees or Distributors, anywhere in the Territory, institutes, prosecutes or otherwise participates in (or in any way aids any Third Party in instituting, prosecuting or participating in), at law or in equity or before any administrative or regulatory body, including the U.S. Patent and Trademark Office or its foreign counterparts, any claim, demand, action or cause of action for declaratory relief, damages or any other remedy or for an enjoinment, injunction or any other equitable remedy, including any interference, re-examination, opposition or any similar proceeding, (a) alleging that any claim in a GPC Biotech Patent is invalid, unenforceable or otherwise not patentable or would not be infringed by activities of Licensee, its Affiliates, Sublicensees, or Distributors absent the rights and licenses granted hereunder or (b) that attacks, disputes or contests the validity of or ownership of a Product Trademark or any registrations issuing with respect thereto, GPC Biotech shall have the right to immediately terminate this Agreement, including the rights of any Sublicensees or Distributors, on written notice to Licensee; provided, however, that the foregoing shall not apply to any defense asserted by Licensee or any of its Affililates,

Sublicensees or Distributors to any claim or action brought by [...***...] for infringement of any of the GPC Biotech Patents by Licensee or any of its Affililates, Sublicensees or Distributors.

14.5.2 If Licensee or its ultimate parent corporation proposes or is the subject of a Change of Control, after the Effective Date and during the term of this Agreement, upon any public announcement of such proposed Change of Control, Licensee shall provide GPC Biotech with prompt written notice of the proposed Change of Control in reasonable detail (the “Licensee Change of Control Notice”). If the Change of Control that is described in the Licensee Change of Control Notice involves a Third Party that has a Competitive Program, then, unless the Parties agree otherwise in writing, Licensee shall, within thirty (30) days after the date of the Change of Control, notify GPC Biotech whether Licensee intends to: (x) cease, or cause its relevant Affiliate to cease, the Competitive Program; (y) divest with respect to the Licensee Territory, or cause its relevant Affiliate to so divest, whether by license or otherwise, the Competitive Program; or (z) terminate this Agreement pursuant to Section 14.4, to the extent applicable. Without limitation to any other term or condition of this Agreement, in the case of any Change of Control transaction, whether or not consummated, Licensee may not, between the date of the Licensee Change of Control Notice and the consummation of such Change of Control or the termination of the proposed transaction, reduce the resources applied to Commercialization of the Licensed Product in the Licensee Territory during the applicable time period in terms of sales force size, Detail frequency or promotional efforts below what is specified in the then-current Commercialization Plan, or modify the sales force commission structure in any manner that is prejudicial to the Licensed Products, unless such reduction or modification is justified by circumstances or events beyond the Licensee’s control that have had or would reasonably be expected to have a material adverse impact on the market for or the commercial potential of the Licensed Product in the Licensee Territory or any relevant portion of the Licensee Territory.

(a) If Licensee notifies GPC Biotech in writing within such thirty (30)-day period that it intends to cease or cause its relevant Affiliate to cease the Competitive Program, Licensee or, if applicable, its Affiliates shall (i) promptly cease the Competitive Program as quickly as possible with due regard for patient safety and the rights of any subjects that are participants in any clinical studies or post-approval studies relating to the Competitive Program and Applicable Law; and (ii) keep GPC Biotech reasonably informed of its efforts and progress in effecting such cessation of activities and shall provide a written summary of such efforts to GPC Biotech each Calendar Quarter until completed.

(b) If Licensee notifies GPC Biotech in writing within such thirty (30)-day period that it intends to divest such Competitive Program in the Licensee Territory, Licensee or its Affiliate shall use all reasonable efforts to effect such divestiture as quickly as possible and shall keep GPC Biotech reasonably informed of its efforts and progress in effecting such divestiture and shall provide a written summary of such efforts each Calendar Quarter until completed. If Licensee or its Affiliate effects such divestiture by way of one or more sublicenses, the licensor shall be entitled to receive license fees, milestones and royalties on sales of any products developed pursuant to the Competitive Program so divested, [...***...]. If, notwithstanding such reasonable efforts, Licensee is not

***	Confidential Treatment Requested

able to effect such a divestiture, it shall have the right to cease such Competitive Program as provided in Section 14.5.2(a).

(c) If Licensee fails to provide such notice within such thirty (30)-day period, or having provided such notice, fails to carry out the designated actions, then, unless the Parties agree otherwise, GPC Biotech shall have the right to terminate this Agreement effective immediately upon GPC Biotech’s providing written notice thereof to Licensee.

14.5.3 During the term of the Agreement, in the event that Licensee or its ultimate parent corporation undergoes a Change of Control transaction, Licensee (or its successor) or acquirer, as the case may be, (the “Merger Party”) shall be bound by the obligations of this Agreement, including any Development Plans and Budgets or Commercialization Plans and Budgets existing at the time of the consummation of the Change of Control and all diligence obligations with respect thereto. In the event of any such Change of Control, a Merger Party, in satisfying its obligations to use Commercially Reasonable Efforts to Commercialize Licensed Products hereunder, may not thereafter reduce the resources applied to Commercialization of the Licensed Product in the Licensee Territory during the applicable time period in terms of sales force size, Detail frequency or promotional efforts below what is specified in the then-current Commercialization Plan, or modify the sales force commission structure in any manner that is prejudicial to the Licensed Products, unless such reduction or modification is justified by circumstances or events beyond the Merger Party’s control that have had or would reasonably be expected to have a material adverse impact on the market for or the commercial potential of the Licensed Product in the Licensee Territory or any relevant portion of the Licensee Territory. In the event that a Commercialization Plan has not been approved by the JCC prior to the consummation of the Change of Control transaction, such Merger Party shall provide a proposed Commercialization Plan as provided in Section 3.2.1 within ninety (90) days thereof, which plan shall be subject to written approval by GPC Biotech, such approval not to be unreasonably withheld or delayed. Any Disputes regarding Commercialization Plans proposed pursuant to this Section shall be resolved in accordance with Section 15.7.1 and any Arbitration Matters resulting therefrom shall be resolved pursuant to Section 15.7.4(c).

14.6 Termination Upon Insolvency. Either Party may terminate this Agreement if, at any time, the other Party or its ultimate parent corporation shall file in any court or agency pursuant to any statute or regulation of any state, country or jurisdiction, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Party or of its assets, or if the other Party or its ultimate parent corporation shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other Party or its ultimate parent corporation shall propose or be a party to any dissolution or liquidation, or if the other Party or its ultimate parent corporation shall make an assignment for the benefit of its creditors.

14.7 Rights in Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by Licensee or GPC Biotech are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that the Parties, as licensees of such rights under this

Agreement, shall retain and may fully exercise all of their rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against either Party under the U.S. Bankruptcy Code, the Party hereto that is not a Party to such proceeding shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in the non-subject Party’s possession, shall be promptly delivered to it (a) upon any such commencement of a bankruptcy proceeding upon the non-subject Party’s written request therefor, unless the Party subject to such proceeding elects to continue to perform all of its obligations under this Agreement or (b) if not delivered under (a) above, following the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefor by the non-subject Party.

14.8 Consequences of Termination.

14.8.1 Upon Termination in its Entirety for Licensee Breach or by Licensee for Convenience. Upon any termination of this Agreement in its entirety by GPC Biotech under Section 14.2, 14.5 or 14.6 or by either Party under Section 14.4:

(a) All licenses and sublicenses granted to Licensee by GPC Biotech under this Agreement shall terminate, and, subject to Section 14.8.9, Licensee, its Affiliates, Sublicensees and Distributors shall have no further right in or to the GPC Biotech Patents or to use the GPC Biotech Know-How, Product Trademarks or the GPC Biotech Corporate Name.

(b) Licensee shall and does hereby automatically and without any further consideration relinquish its rights hereunder and assign and cause its Affiliates, Sublicensees and Distributors to assign to GPC Biotech without further compensation therefor, all right, title and interest, if any, in and to the Product Trademarks, Regulatory Approvals, Regulatory Documentation (including any Clinical Data generated from Unilateral Activities of Licensee) and any Drug Master Files, and shall grant to GPC Biotech with effect from the effective date of termination a perpetual, irrevocable and exclusive (including with regard to Licensee and its Affiliates, Sublicensees and Distributors), worldwide, royalty-free license, with the right to grant sublicenses (through multiple tiers of sublicensees), under the Joint Patents (to the extent Controlled by Licensee), Joint Know-How (to the extent Controlled by Licensee), Licensee Know-How and Licensee Patents, solely to Exploit the Licensed Compound and the Licensed Product. Further, Section 2.5 shall terminate and have no further effect with respect to the obligations and restrictions imposed under such Section on GPC Biotech.

(c) Any payments under Section 7.1 shall be retained by GPC Biotech.

(d) In the event that GPC Biotech terminates this Agreement pursuant to Sections 14.2, 14.5.1 or 14.5.2(c) hereof, Licensee shall have an obligation to continue funding its share of Collaboration Costs in accordance with the provisions of Section 6.1.6 hereof that are incurred in connection with the Development Budget in existence prior to the effective date of termination, and subject to all other applicable provisions of this Agreement, for [...***...] after termination of the Agreement or, if earlier, until such time as (i) Licensee’s share of the Collaboration Costs paid hereunder totals [...***...],

***	Confidential Treatment Requested

or (ii) GPC Biotech enters into an agreement with a Third Party which includes the European Union as a territory under which such Third Party assumes an obligation to fund a share of costs and expenses that would be considered Collaboration Costs equal to or greater than Licensee’s share of Collaboration Costs under this Agreement. In the event that GPC Biotech enters into an agreement with a Third Party which includes the European Union and under which such Third Party assumes an obligation to fund a share of costs and expenses that would be considered Collaboration Costs less than Licensee’s share hereunder, Licensee’s obligation to fund Collaboration Costs incurred thereafter shall be proportionately reduced until Licensee has otherwise satisfied the obligations of this Section.

(e) In event that Licensee terminates this Agreement pursuant to Section 14.4 hereof, Licensee shall have an obligation to continue funding its share of Collaboration Costs in accordance with the provisions of Section 6.1.6 hereof that are incurred in connection with the Development Budget in existence prior to the effective date of termination, and subject to all other applicable provisions of this Agreement, until such time as (i) Licensee’s share of the Collaboration Costs paid hereunder totals [...***...], or (ii) GPC Biotech enters into an agreement with a Third Party which includes the European Union as a territory under which such Third Party assumes an obligation to fund a share of costs and expenses that would be considered Collaboration Costs equal to or greater than Licensee’s share of Collaboration Costs under this Agreement. In the event that GPC Biotech enters into an agreement with a Third Party which includes the European Union as a territory under which such Third Party assumes an obligation to fund a share of costs and expenses that would be considered Collaboration Costs less than Licensee’s share hereunder, Licensee’s obligation to fund Collaboration Costs incurred thereafter shall be proportionately reduced until Licensee has otherwise satisfied the obligations of this Section.

14.8.2 Upon Termination in its Entirety for GPC Biotech Breach. Upon any termination of this Agreement in its entirety by Licensee under Section 14.2 or 14.6:

(a) All licenses and sublicenses granted to Licensee by GPC Biotech under this Agreement shall terminate, and, subject to Section 14.8.9, Licensee, its Affiliates, Sublicensees and Distributors shall have no further right in or to the GPC Biotech Patents or to use the GPC Biotech Know-How, Product Trademarks or the GPC Biotech Corporate Names. Licensee shall and does hereby automatically and without any further consideration relinquish its rights hereunder and assign and cause its Affiliates, Sublicensees and Distributors to assign to GPC Biotech without further compensation therefor, all right, title and interest, if any, in and to the Product Trademarks, Regulatory Approvals, Regulatory Documentation (excluding any Clinical Data generated in connection with Unilateral Activities of Licensee) and any Drug Master Files; provided that Licensee shall have a period of up to one hundred eighty (180) days to continue to Commercialize the Licensed Products in the Licensee Territory prior to the transition of Commercialization to GPC Biotech.

(b) The licenses granted to GPC Biotech pursuant to Section 5.6.1 shall survive termination of this Agreement on a perpetual and irrevocable, non-exclusive, royalty-free, world-wide basis; provided that at GPC Biotech’s option, such licenses shall be made exclusive and royalty-bearing, subject to an agreement by the Parties on an applicable royalty rate and other related terms and conditions to be negotiated in good faith.

***	Confidential Treatment Requested

(c) Section 2.5.5 shall survive with respect to any obligations and restrictions imposed under such Section on either Party, provided that, in the event of such termination, GPC Biotech shall have the right to Opt-In with respect to any Unilateral Activities conducted by Licensee prior to the effective date of such termination (and the Clinical Data and other information resulting therefrom), with such Opt-In conducted as contemplated under Section 2.5.6, except that (i) such Opt-In right shall not be impacted by any earlier expiration of the applicable Opt-In Exercise Period, and (ii) any request for information concerning such Unilateral Activities provided by GPC Biotech pursuant to this Section 14.8.2 shall be treated as the Opt-In Information Request under Section 2.5.6;

(d) Any payments under Section 7.1 shall be retained by GPC Biotech.

(e) Any amounts paid by Licensee to GPC Biotech pursuant to Section 6.1.2 or Section 6.1.6, that have not been expended by GPC Biotech with respect to Development activities as of the effective date of such termination in accordance with the Development Budget in existence prior to the date of Licensee’s notice of termination shall be refunded to Licensee within thirty (30) days of the effective date of termination.

14.8.3 Upon Partial Termination. Upon any termination of a portion of this Agreement by GPC Biotech under Section 14.3 or by either Party under Section 14.4:

(a) all licenses and sublicenses granted to Licensee by GPC Biotech under this Agreement shall terminate for such portion of the Licensee Territory terminated pursuant to Section 14.3 or 14.4, as applicable, and, subject to Section 14.8.9, Licensee, its Affiliates, Sublicensees and Distributors shall have no further right in or to the GPC Biotech Patents or to use the GPC Biotech Know-How, Product Trademarks or GPC Biotech Corporate Names in the terminated portion of the Licensee Territory;

(b) Licensee shall and does hereby automatically and without any further consideration relinquish its rights hereunder and assign and cause its Affiliates, Sublicensees and Distributors to assign to GPC Biotech without further compensation therefor, all right, title and interest, if any, in and to the Product Trademarks, Regulatory Approvals, Regulatory Documentation (including any Clinical Data generated in connection with Unilateral Activities of Licensee) and any Drug Master Files held by Licensee, its Affiliates, Sublicensees or Distributors in that portion of the Licensee Territory terminated pursuant to Section 14.3 or 14.4, as applicable, and shall grant to GPC Biotech with effect from the effective date of termination a perpetual, irrevocable and exclusive (including with regard to Licensee and its Affiliates, Sublicensees and Distributors), royalty-free license, with the right to grant sublicenses (through multiple tiers of sublicensees), under the Joint Patents (to the extent Controlled by Licensee), Joint Know-How (to the extent Controlled by Licensee), Licensee Know-How and Licensee Patents, solely to Exploit the Licensed Compound and the Licensed Product, in such portion of the Licensee Territory terminated pursuant to Section 14.3 or 14.4, as applicable;

(c) Section 2.5.5 shall survive with respect to any obligations and restrictions imposed under such Section on either Party only with respect to the non-terminated portion of the Licensee Territory; and

(d) any payments under Section 7.1 shall be retained by GPC Biotech.

14.8.4 Ceasing Exploitation of Licensed Product. Subject to Section 14.8.6 and 14.8.9, upon termination of this Agreement, however caused or arising, Licensee shall, and shall cause its Affiliates, Sublicensees and Distributors to, promptly, cease all Exploitation of the Licensed Product in the Territory or such terminated countries, as applicable, and, within thirty (30) days of the effective date of such termination, at GPC Biotech’s election, either destroy or return to GPC Biotech, at Licensee’s expense, any and all unsold quantities of Licensed Product.

14.8.5 Transfer of Materials. Without limitation to Section 11.7, except as provided in Section 14.8.6, Licensee shall cooperate with GPC Biotech in transferring to GPC Biotech or a Third Party, as GPC Biotech may direct, within sixty (60) days of the termination hereof, all data, files and other materials in the possession or under the control of Licensee or its Affiliates, Sublicensees (subject to Section 14.8.9) or Distributors that are Controlled by GPC Biotech or licensed to GPC Biotech pursuant to this Section 14.8 upon such termination, except that Licensee may retain one (1) copy of such data, files or materials Controlled by GPC Biotech for the sole purpose of performing any continuing obligations hereunder or for archival purposes. Notwithstanding the foregoing, Licensee also shall be permitted to retain such additional copies of or any computer records or files containing such data or files that have been created solely by Licensee’s automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with Licensee’s standard archiving and back-up procedures, but not for any other use or purpose.

14.8.6 Sale of Inventory. Upon termination of this Agreement by Licensee under Sections 14.2, 14.4 or 14.6 or by GPC Biotech under Sections 14.5 or 14.6 and provided that Licensee is not in material breach of any obligation under this Agreement at the time of such termination, Licensee shall have the right for six (6) months after the effective date of such termination to dispose of all Licensed Product then in its inventory, as though this Agreement had not terminated. For the avoidance of doubt, Licensee shall continue to make payments thereon as provided in Article 7.

14.8.7 Assignments. In connection with any and all assignments contemplated by this Section 14.8, Licensee shall execute and deliver, and shall cause its Affiliates and Sublicensees to execute and deliver such instruments and take such actions as may be necessary or desirable to effect such transfer.

14.8.8 Remedies. Except as otherwise expressly provided herein, termination of this Agreement in accordance with the provisions hereof shall not limit remedies which may otherwise be available in law or equity.

14.8.9 Effect of Termination on Sublicenses. Termination of this Agreement shall not terminate any sublicense granted by Licensee pursuant to Sections 5.1 and 5.3 with respect to a Sublicensee, provided that (a) such Sublicensee is not in breach of any provision of this Agreement or the applicable sublicense agreement, (b) such Sublicensee shall perform all obligations of Licensee under this Agreement and (c) GPC Biotech shall have all rights with respect to any and all Sublicensees as it had hereunder with respect to Licensee prior to termination of this Agreement with respect to Licensee. Licensee shall include in any sublicense a provision in which said Sublicensee acknowledges its obligations to GPC Biotech hereunder and the rights of GPC Biotech to terminate this Agreement with respect to any Sublicensee for material breaches of this Agreement by such Sublicensee that are within the scope of Sections 14.2 and 14.3 hereof. The failure of Licensee to include in a sublicense the provision referenced in the immediately preceding sentence shall render the affected sublicense void ab initio.

14.8.10 Assistance. In the event of any termination pursuant to this Article 14, Licensee shall, and shall cause its Affiliates, Sublicensees and Distributors to, at the request of GPC Biotech, provide GPC Biotech with such assistance as is reasonably necessary to effectuate a smooth and orderly transition of any Development and Commercialization of the Licensed Product, including any ongoing Clinical Studies or Post Approval Studies, to GPC Biotech or its designee so as to minimize any disruption of such activities, including the assignment of any such contracts (to the extent such contracts permit assignment) and the transfer of any such materials related to the Licensed Product, in each case that is the subject of such obligation, to the extent not prohibited under the terms of such contracts. In performing its obligations under this Section 14.8.10, Licensee shall, and shall cause its Affiliates, Sublicensees and Distributors to, cooperate with GPC Biotech (at Licensee’s reasonable expense) to effect such transfers and assignments in an orderly fashion and shall provide to GPC Biotech or its designee any copies of relevant documents and rights of reference or access necessary to allow GPC Biotech to Exploit the Licensed Compound and Licensed Product and any Improvements thereto in the GPC Biotech Territory or, in the event the Agreement is terminated in its entirety, in the Territory. GPC Biotech shall promptly compensate Licensee for all of its direct and indirect costs (including its FTE Costs) associated with the performance of any of it obligations under this Section 14.8.10 with respect to any termination of this Agreement by Licensee under Section 14.2 or 14.6.

14.9 Accrued Rights; Surviving Obligations.

14.9.1 Accrued Rights. Termination or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

14.9.2 Survival. Without limiting the foregoing, Sections 2.4.7, 5.2, 5.6, 5.7, 7.10, 7.11, 7.12, 7.13, 12.4, 14.7, 14.8, this Section 14.9, Sections 15.3, 15.6, 15.7, 15.8, 15.11, 15.12, 15.14, 15.15, 15.17 and 15.18 and Articles 8 (with respect to provisions which by their nature must survive termination), 9, 10, 11, and 13 of this Agreement shall survive the termination or expiration of this Agreement for any reason and Sections 2.5.5 and 2.5.6 shall survive termination of this Agreement as provided in Section 14.8.2(c) or 14.8.3(c), as applicable.

14.10 Termination of Spectrum Agreement. Upon any termination of the Spectrum Agreement and as provided in the Spectrum Agreement, the portions of this Agreement applicable to the rights that are sublicensed to Licensee in accordance with the Spectrum Agreement shall be automatically assigned to Spectrum Pharmaceuticals, Inc. (f/k/a Neotherapeutics, Inc.) in accordance with the Spectrum Agreement.

ARTICLE 15

MISCELLANEOUS

15.1 Force Majeure. Neither Party shall be held liable or responsible to the other Party or be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement when such failure or delay is caused by or results from events beyond the reasonable control of the non-performing Party, including fires, floods, earthquakes, embargoes, shortages, epidemics, quarantines, war, acts of war (whether war be declared or not), terrorist acts, insurrections, riots, civil commotion, strikes, lockouts or other labor disturbances (whether involving the workforce of the non-performing Party or of any other Person), acts of God or acts, omissions or delays in acting by any governmental authority. The non-performing Party shall notify the other Party of such force majeure within thirty (30) days after such occurrence by giving written notice to the other Party stating the nature of the event, its anticipated duration, and any action being taken to avoid or minimize its effect. The suspension of performance shall be of no greater scope and no longer duration than is necessary and the non-performing Party shall use commercially reasonable efforts to remedy its inability to perform. In the event that such force majeure event lasts for more than ninety (90) days, such other Party shall have the right to terminate this Agreement upon sixty (60) days written notice to the non-performing Party.

15.2 Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States or other countries that may be imposed on related to the Parties from time to time. Each Party agrees that it shall not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity in accordance with Applicable Law.

15.3 Non-Solicitation. During the term of this Agreement and for a period of one (1) year thereafter, neither Party shall actively recruit or solicit any employee of the other Party or its Affiliates. For the avoidance of doubt, nothing shall limit a Party from engaging in general recruitment efforts through advertisements or recruiting through “head-hunters” so long as the employees of the other Party and its Affiliates are not specifically targeted in such recruitment effort.

15.4 Assignment. Without the prior written consent of the other Party hereto, neither Party shall sell, transfer, assign, delegate, pledge or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided, however, that (a) GPC Biotech may, without such consent, assign this Agreement and its rights and obligations hereunder to an

Affiliate, to the purchaser of the GPC Biotech Patents or GPC Biotech Know-How or to its successor entity or acquirer in the event of a merger, consolidation or change in control of GPC Biotech and (b) subject to Sections 14.5.2 and 14.5.3, Licensee may, without such consent, assign this Agreement and its rights and obligations hereunder to an Affiliate or to its successor entity or acquirer in the event of a merger, consolidation or Change of Control of Licensee; provided further that in either case ((a) or (b)), with respect to an assignment to an Affiliate, such assigning Party shall remain responsible for the performance by such Affiliate of the rights and obligations hereunder. Any attempted assignment or delegation in violation of the preceding sentence shall be void and of no effect. All validly assigned and delegated rights and obligations of the Parties hereunder shall be binding upon and inure to the benefit of and be enforceable by and against the successors and permitted assigns of GPC Biotech or Licensee, as the case may be. In the event either Party seeks and obtains the other Party’s consent to assign or delegate its rights or obligations to another Party, the assignee or transferee shall assume all obligations of its assignor or transferor under this Agreement

15.5 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties. To the fullest extent permitted by applicable law, each Party hereby waives any provision of law that would render any provision hereof illegal, invalid or unenforceable in any respect.

15.6 Governing Law, Jurisdiction, Venue and Service

15.6.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. The Parties agree to exclude the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods.

15.6.2 Jurisdiction. Subject to Sections 15.7 and 15.12, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial.

15.6.3 Venue. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the courts of the State of New York or in the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

15.6.4 Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 15.8.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

15.7 Dispute Resolution. Except with respect to any dispute governed by Section 7.12, if a dispute arises between the Parties in connection with or relating to this Agreement or any document or instrument delivered in connection herewith (a “Dispute”), it shall be resolved pursuant to this Section 15.7.

15.7.1 General. Except as otherwise provided in Sections 8.2.5, 15.7.2 or 15.7.3, either Party shall have the right to refer any Dispute to the Chief Executive Officers of the Parties who shall confer on the resolution of the issue. Any final decision mutually agreed to by such representatives shall be conclusive and binding on the Parties. If such officers are not able to agree on the resolution of any such issue within fifteen (15) Business Days after such issue was first referred to them, either Party may, by written notice to the other Party, elect to initiate arbitration pursuant to Section 15.7.4(a) for purposes of having the matter settled. For clarity, any Disputes relating Section 14.2 or 14.3 shall be resolved pursuant to this Section 15.7.1 and not pursuant to Section 15.7.2. Any Disputes concerning the proper characterization of a Dispute subject to resolution under this Section 15.7 shall be submitted immediately to arbitration to be resolved pursuant to Section 15.7.4(b).

15.7.2 JEC Disputes.

(a) In the event that a Dispute arises with respect to an issue within the jurisdiction of the JEC, or a decision required to be made by the JEC that cannot be resolved in accordance with Section 4.4.4, that relates to:

(i) Commercialization of the Licensed Product in the GPC Biotech Territory, such Dispute shall be referred to the Chief Executive Officer of GPC Biotech who shall have the sole right to resolve such Dispute;

(ii) the development of the Global Strategy pursuant to Section 3.1.3(a), such Dispute shall be referred to the Chief Executive Officers of the Parties who shall confer on the resolution of the issue. Any final decision mutually agreed to by such representatives with respect thereto shall be conclusive and binding on the Parties. If such officers are not able to agree on the resolution of an issue within fifteen (15) Business Days after such issue was first referred to them, each Party shall have the right to determine the strategies relating to issues under Dispute for such Party’s portion of the Territory; provided that any

Dispute relating to the development of elements of the Global Strategy relating to positioning, branding or messaging of the Licensed Product shall be referred to the Chief Executive Officer of GPC Biotech who shall have the sole right to resolve such Dispute.

(iii) Development of the Licensed Product in the Territory (other than the Licensee Activities or Unilateral Activities of Licensee, or Disputes subject to subsections (iv) or (v) below), such Dispute shall be referred to the Chief Executive Officer of GPC Biotech who shall have the sole right to resolve such Dispute;

(iv) whether a proposed amendment to the Development Plan meets the criteria set forth in Section 2.5.1 (regardless of whether such Dispute relates to a proposal to initiate such activity or materially modify an activity included within the existing Development Plan), such Dispute shall be referred to the Chief Executive Officers of the Parties who shall confer on the resolution of the issue. Any final decision mutually agreed to by such representatives with respect thereto shall be conclusive and binding on the Parties. If such officers are not able to agree on the resolution of an issue within fifteen (15) Business Days after such issue was first referred to them, either Party shall have the right, upon written notice to the other Party, to initiate arbitration to resolve such Dispute pursuant to Section 15.7.4(b);

(v) whether under Section 2.5.3 the proposed protocol of any Clinical Study or Post Approval Study with respect to the Licensed Product proposed by Licensee to be conducted for its portion of the Territory creates an unreasonable risk of adverse results that could reasonably be expected to have a material adverse effect on the Development or Commercialization of the Licensed Product in GPC Biotech Territory, such Dispute shall be referred to the Chief Executive Officers of the Parties who shall confer on the resolution of the issue. Any final decision mutually agreed to by such representatives with respect thereto shall be conclusive and binding on the Parties. If such officers are not able to agree on the resolution of an issue within fifteen (15) Business Days after such issue was first referred to them, either Party shall have the right, upon written notice to the other Party, to initiate arbitration to resolve such Dispute pursuant to Section 15.7.4(b); or

(vi) whether under Section 3.1.3(b) the branding, positioning or messaging for the Licensed Product in the Licensee Territory is consistent with the Global Strategy or whether any action of the Licensee that is inconsistent with the Global Strategy with respect to the branding, positioning and messaging for the Licensed Product could reasonably result in a material adverse effect on the Commercialization of the Licensed Product in the GPC Biotech Territory, such Dispute shall be referred to the Chief Executive Officers of the Parties who shall confer on the resolution of the issue. Any final decision mutually agreed to by such representatives with respect thereto shall be conclusive and binding on the Parties. If such officers are not able to agree on the resolution of an issue within fifteen (15) Business Days after such issue was first referred to them, either Party shall have the right, upon written notice to the other Party, to initiate arbitration to resolve such Dispute pursuant to Section 15.7.4(b).

(b) In the event that a Dispute arises with respect to an issue within the jurisdiction of the JEC, or a decision required to be made by the JEC that cannot be resolved in accordance with Section 4.4.4, that relates to:

(i) Commercialization of the Licensed Product in the Licensee Territory; or

(ii) Licensee Activities or Unilateral Activities of Licensee (other than Disputes subject to subsection (a)(iv) or (a)(v) above);

such Dispute shall be referred to the Chief Executive Officer of Licensee who shall have the sole right to resolve such Dispute.

15.7.3 Intellectual Property Disputes. In the event that a Dispute arises with respect the validity, scope, enforceability, inventorship or ownership of any Patent or Intellectual Property Rights, and such Dispute cannot be resolved in accordance with Section 15.7.1, unless otherwise agreed by the Parties in writing, such Dispute shall not be submitted to arbitration in accordance with Section 15.7.4 and instead, either Party may initiate litigation in a court of competent jurisdiction, notwithstanding Section 15.6, in the country in which such rights apply.

15.7.4 Arbitration. Any arbitration under this Agreement (each an “Arbitration Matter”) shall be administered by the American Arbitration Association under its Commercial Arbitration Rules then in effect (the “Arbitration Rules”) and as otherwise described in this Section 15.7.4. The arbitration shall take place at a location to be agreed by the Parties; provided, however, that in the event that the Parties are unable to agree on a location for an arbitration under this Agreement within five (5) days of the demand therefor, such arbitration shall be held in New York, New York.

(a) Full Arbitration. Unless Section 15.7.4(b) or 15.7.4(c) is applicable, the following procedures shall apply:

(i) The Parties shall appoint an arbitrator by mutual agreement. If the Parties cannot agree on the appointment of an arbitrator within thirty (30) days of the demand for arbitration, an arbitrator shall be appointed in accordance with the Arbitration Rules.

(ii) Either Party may apply to the arbitrator for interim injunctive relief until the arbitration decision is rendered or the Arbitration Matter is otherwise resolved. Either Party also may, without waiving any right or remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending resolution of the Arbitration Matter pursuant to this Section 15.7.4. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve the Dispute submitted to such arbitration in accordance with this Agreement; provided, however, that the arbitrator shall not have the power to alter, amend or otherwise affect the terms or the provisions of this Agreement. Judgment upon any award rendered pursuant to this Section may be entered by any court having jurisdiction over the Parties’ other assets. The arbitrator shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages.

(iii) Each Party shall bear its own costs and expenses and attorneys’ fees, and the Party that does not prevail in the arbitration proceeding shall pay the arbitrator’s fees and any administrative fees of arbitration.

(iv) Except to the extent necessary to confirm an award or decision or as may be required by Applicable Law, neither Party may, and the Parties shall instruct the arbitrator not to, disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the Arbitration Matter would be barred by the applicable New York statute of limitations.

(v) The Parties hereby agree that any payment to be made by a Party pursuant to a decision of the arbitrator shall be made in United States dollars, free of any tax or other deduction. The Parties further agree that subject to Section 15.7.5, the decision of the arbitrator shall be the sole, exclusive and binding remedy between them regarding determination of the Arbitration Matters presented and the Parties hereby waive the right to contest the award in any court or other forum.

(b) Accelerated Arbitration. To the extent the Arbitration Matter involves a Dispute that is submitted to arbitration by a Party under Section 2.6.2(c), 2.6.2(d), 3.1.3(b), 6.2, the final sentence of Section 15.7.1, or 15.7.2(a)(iv through vi) or any other matter that is expressly referred to accelerated arbitration elsewhere in this Agreement, the procedures set forth in Section 15.7.4(a) shall apply, except that the following procedures shall also apply:

(i) For purposes of arbitration under this Section 15.7.4(b), the arbitrator shall be appointed pursuant to Section 15.7.4(a)(i), but shall be a single independent, conflict-free arbitrator (such arbitrator, the “Expert”), who shall have sufficient scientific background, expertise and experience to resolve the Arbitration Matter.

(ii) Each Party shall prepare and submit a written summary of such Party’s position and any relevant evidence in support thereof to the Expert within thirty (30) days of the selection of the Expert. Upon receipt of such summaries from both Parties, the Expert shall provide copies of the same to the other Party. Within fifteen (15) days of the delivery of such summaries by the Expert, each Party shall submit a written rebuttal of the other Party’s summary and may also amend and re-submit its original summary. Oral presentations shall not be permitted unless otherwise requested by the Expert. The Expert shall make a final decision with respect to the Arbitration Matter within thirty (30) days following receipt of the last of such rebuttal statements submitted by the Parties.

(c) Expedited Arbitration. To the extent the Arbitration Matter involves a Dispute pursuant to the last two sentences of Section 14.5.3 or any other matter that is expressly referred to expedited arbitration elsewhere in this Agreement, the procedures set forth in Section 15.7.4(b) shall apply except that the Expert shall make a determination by selecting the resolution proposed by one of the Parties that as a whole is the most fair and reasonable to the Parties in light of the totality of the circumstances and shall provide the Parties with a written statement setting forth the basis of the determination in connection therewith. For purposes of clarity, the Expert shall only have the right to select a resolution proposed by one of the Parties in its entirety and without modification.

15.7.5 Interim Relief. Notwithstanding anything herein to the contrary, nothing in this Section shall preclude either Party from seeking interim or provisional relief in a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief concerning a Dispute, if necessary to protect the interests of such Party. This Section shall be specifically enforceable.

15.8 Notices.

15.8.1 Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission (with transmission confirmed) or by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 15.8.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 15.8. Such Notice shall be deemed to have been given as of the date delivered by hand or transmitted by facsimile (with transmission confirmed) or on the second business day (at the place of delivery) after deposit with an internationally recognized overnight delivery service. Any notice delivered by facsimile shall be confirmed by a hard copy delivered as soon as practicable thereafter. This Section 15.8 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

15.8.2 Address for Notice.

If to Licensee, to:	If to GPC Biotech, to:

Pharmion GmbH	GPC Biotech AG
Aeschenvorstadt 71,	Fraunhoferstrasse 20
4051 Basel,	82152 Martinsried/Munich, Germany
Switzerland	Attention: Chief Executive Officer
Attention: Director	Facsimile: +49 89 85 65 2610
Facsimile: +41 61 305 9899
with a copy to:
with a copy to:	GPC Biotech Inc.
Pharmion Corporation	101 College Road East
2525 28th Street	Princeton, NJ 08540, U.S.A.
Boulder, Colorado 80304, U.S.A.	Attention: General Counsel
Attention: General Counsel	Facsimile: +1 609 524 1050
Facsimile: +1 720 564 9191

15.9 Entire Agreement. This Agreement, together with the Exhibits attached hereto, sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understandings, promises and representations, whether written or oral, with respect thereto are superseded hereby. Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth herein. No amendment, modification, release or discharge shall be binding upon the Parties unless in writing and duly executed by authorized representatives of both Parties.

15.10 English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

15.11 Equitable Relief. The Parties acknowledge and agree that the restrictions set forth in Article 11 are reasonable and necessary to protect the legitimate interests of the other Party and that such other Party would not have entered into this Agreement in the absence of such restrictions, and that any breach or threatened breach of any provision of Article 11 may result in irreparable injury to such other Party for which there will be no adequate remedy at law. In the event of a breach or threatened breach of any provision of Article 11, the non-breaching Party shall be authorized and entitled to obtain from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, specific performance and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which such non-breaching Party may be entitled in law or equity. Both Parties agree to waive any requirement that the other (a) post a bond or other security as a condition for obtaining any such relief and (b) show irreparable harm, balancing of harms, consideration of the public interest or inadequacy of monetary damages as a remedy. Nothing in this Section 15.11 is intended, or should be construed, to limit either Party’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

15.12 Waiver and Non-Exclusion of Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by either Party hereto of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

15.13 No Benefit to Third Parties. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties hereto and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other Persons.

15.14 Further Assurance. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

15.15 Relationship of the Parties. It is expressly agreed that GPC Biotech, on the one hand, and Licensee, on the other hand, shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither GPC Biotech, on the one hand, nor Licensee, on the other hand, shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior written consent of the other Party to do so, such consent not to be unreasonably withheld or delayed. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

15.16 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signatures and such signatures shall be deemed to bind each party hereto as if they were original signature.

15.17 References. Unless otherwise specified, (a) references in this Agreement to any Article, Section or Exhibit shall mean references to such Article, Section or Exhibit of this Agreement, (b) references in any section to any clause are references to such clause of such section and (c) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently varied, replaced or supplemented from time to time, as so varied, replaced or supplemented and in effect at the relevant time of reference thereto.

15.18 Construction. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” as used herein shall mean including, without limiting the generality of any description preceding such term. The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party hereto.

[SIGNATURE PAGE FOLLOWS.]

THIS AGREEMENT IS EXECUTED by the authorized representatives of the Parties as of the date first written above.

GPC BIOTECH AG		PHARMION GMBH

Signature:	/s/ Elmar Maier, PhD	Signature:	/s/ Patrick J. Mahaffy
Name:	Elmar Maier, PhD	Name:	Patrick J. Mahaffy
Title:	SVP Business Development	Title:	Director

Signature:	/s/ Bernd R. Seizinger, M.D., PhD	Signature:	/s/ Erle T. Mast
Name:	Bernd R. Seizinger, M.D., PhD	Name:	Erle T. Mast
Title:	CEO	Title:	Director

EXHIBIT A

GPC BIOTECH PATENTS

Country	Application No	Grant No
Austria	89 300 787.2	EP 0 328 274
Australia	28971/89	AU 618310
Belgium	89 300 787.2	EP 0 328 274
Brazil	1100963-2	BR 1100963-2
Canada	589,796	CA 1,340,286
Switzerland	89 300 787.2	EP 0 328 274
Germany	89 300 787.2	EP 0 328 274
Denmark	0491/89	DK 175050
Spain	89 300 787.2	EP 0 328 274
Finland	89/0512	FI 91260
France	89 300 787.2	EP 0 328 274
United Kingdom	89 300 787.2	EP 0 328 274
Greece	89 300 787.2	EP 0 328 274
Hungary	52289	HU 205767
Ireland	31989	IE 65503
Israel	89119	IL 89119
Italy	89 300 787.2	EP 0 328 274
Japan	01/24751	JP 2781403
Korea (South)	89/1069	KR 147270
Luxembourg	89 300 787.2	EP 0 328 274
Mexico	9203596	MX 181357
Netherlands	89 300 787.2	EP 0 328 274
Norway	89/0426	NO 177569
New Zealand	227839	NZ 227839
Portugal	89608	PT 89608
Romania	C-20256
Sweden	89 300 787.2	EP 0 328 274
Taiwan	78/100752	TW 51931
United States of America	07/602,931	US 5,072,011
South Africa	89/0831	ZA 89/0831
Hungary	P/P00163	HU 210872
United States of America	07/723,971	US 5,244,919
Austria	95 302 629.1	EP 0 679 656
Australia	17661/95	AU 692521
Belgium	95 302 629.1	EP 0 679 656
Canada	2,147,567
Switzerland	95 302 629.1	EP 0 679 656
Germany	95 302 629.1	EP 0 679 656
Denmark	95 302 629.1	EP 0 679 656
Spain	95 302 629.1	EP 0 679 656
France	95 302 629.1	EP 0 679 656
United Kingdom	95 302 629.1	EP 0 679 656
Greece	95 302 629.1	EP 0 679 656
Ireland	95 302 629.1	EP 0 679 656
Italy	95 302 629.1	EP 0 679 656
Japan	7-100870
Netherlands	95 302 629.1	EP 0 679 656
Portugal	95 302 629.1	EP 0 679 656
Sweden	95 302 629.1	EP 0 679 656
United States of America	08/428,444	US 5,519,155
Malta	2893
PCT	PCT/US2005/24761
Malta	2636
PCT	PCT/EP2005/001733
EPO	05 005 380.0
United States of America	60/664,096

EXHIBIT B

DISTRIBUTOR COUNTRIES

Austria

Switzerland

Turkey

Greece

New Zealand

Israel

Lebanon

Saudi Arabia

Malta

Egypt

Jordan

Syria

Oman

United Arab Emirates

Cyprus

Poland

Slovenia

Slovakia

Latvia

Lithuania

Hungary

Czech Republic

Estonia

TABLE OF CONTENTS

ARTICLE 1 - DEFINITIONS		1

ARTICLE 2 DEVELOPMENT AND REGULATORY		19

2.1	Development of the Licensed Product.	19
2.2	Development Plan and Implementation.	20
2.3	Development Budget	21
2.4	Regulatory Matters.	22
2.5	Unilateral Development.	25
2.6	Certain Development Activities Excluded From Licensee’s Opt-Out Rights.	28
2.7	Supply of Licensed Product.	30

ARTICLE 3 COMMERCIALIZATION		30

3.1	Commercialization of the Licensed Product.	30
3.2	Commercialization Plan and Implementation.	32
3.3	[...***...]	33
3.4	Promotional Materials and Activities	33
3.5	Statements and Compliance with Applicable Law	34
3.6	Use of Distributors.	35
3.7	Sales and Distribution in Licensee Territory	35
3.8	Unauthorized Sales.	35
3.9	Reporting	36
3.10	Commercialization Budget	36
3.11	GPC Biotech Territory	37

ARTICLE 4 COLLABORATION MANAGEMENT		37

4.1	Joint Executive Committee (JEC).	37
4.2	Joint Development Committee (JDC)	38
4.3	Joint Commercialization Committee (JCC)	39
4.4	General Provisions Governing Committees	40

ARTICLE 5 GRANT OF RIGHTS		42

5.1	Grants to Licensee	42
5.2	Retention of Rights	43
5.3	Sublicenses	43
5.4	Right of First Negotiation.	44
5.5	Use of Trademarks and Corporate Names	44
5.6	Grants to GPC Biotech	45
5.7	No Implied Rights	46

ARTICLE 6 COLLABORATION COSTS		46

6.1	General	46
6.2	Accounting Procedures.	49

ARTICLE 7 CONSIDERATION		49
*** Confidential Treatment Requested

7.1	Payments to GPC Biotech	49
7.2	Royalties	50
7.3	Royalty Term	51
7.4	Royalty Adjustments.	51
7.5	Royalty Payments	52
7.6	Royalty Statements	52
7.7	Mode of Payment	52
7.8	Taxes	52
7.9	Interest on Late Payment	53
7.10	Financial Records.	53
7.11	Audit	53
7.12	Audit Dispute	54
7.13	Confidentiality	54

ARTICLE 8 INTELLECTUAL PROPERTY		54

8.1	Ownership of Intellectual Property	54
8.2	Maintenance and Prosecution of Patents and Trademarks	56
8.3	Enforcement of Patents and Trademarks	58
8.4	Potential Third Party Rights	60

ARTICLE 9 ADVERSE EVENT REPORTING		63

9.1	Complaints	63
9.2	Adverse Event Reporting	63
9.3	Pharmacovigilance	63

ARTICLE 10 Licensed Product Recall		64

10.1	Notification and Recall	64
10.2	Recall Expenses	64

ARTICLE 11 Confidentiality AND Non-Disclosure		64

11.1	Confidentiality Obligations	64
11.2	Permitted Disclosures.	65
11.3	Use of Name.	66
11.4	Press Releases	66
11.5	Patient Information	66
11.6	Publications	67
11.7	Return of Confidential Inforamtion.	67

ARTICLE 12 Representations and Warranties		68

12.1	Representations, Warranties and Covenants.	68
12.2	Additional Representations, Warranties and Covenants of Licensee.	69
12.3	Additional Representations, Warranties and Covenants of GPC Biotech.	69
12.4	Disclaimer of Warranty.	71

ARTICLE 13 Indemnity		71

13.1	Indemnification of GPC Biotech.	71
13.2	Indemnification of Licensee.	72
13.3	Certain Losses	72
13.4	Notice of Claim	72

13.5	Control of Defense	72
13.6	Limitation on Damages and Liability	74
13.7	Insurance	74

ARTICLE 14 TERM AND TERMINATION		75

14.1	Term	75
14.2	Termination of this Agreement in its Entirety for Material Breach	76
14.3	Termination of this Agreement in a Country or Major Market Region for Material Breach	76
14.4	Termination by Licensee	77
14.5	Termination by GPC Biotech.	77
14.6	Termination Upon Insolvency	79
14.7	Rights in Bankruptcy.	79
14.8	Consequences of Termination.	80
14.9	Accrued Rights; Surviving Obligations	84
14.10	Termination of Spectrum Agreement	84

ARTICLE 15 Miscellaneous		85

15.1	Force Majeure	85
15.2	Export Control.	85
15.3	Non-Solicitation.	85
15.4	Assignment	85
15.5	Severability	86
15.6	Governing Law, Jurisdiction, Venue and Service	86
15.7	Dispute Resolution.	87
15.8	Notices	91
15.9	Entire Agreement.	91
15.10	English Language	92
15.11	Equitable Relief	92
15.12	Waiver and Non-Exclusion of Remedies	92
15.13	No Benefit to Third Parties	92
15.14	Further Assurance	92
15.15	Relationship of the Parties	93
15.16	Counterparts	93
15.17	References	93
15.18	Construction	93

LIST OF EXHIBITS

Exhibit A	GPC Biotech Patents
Exhibit B	Distributor Countries